

CAMPARI

RECEIVED
2010 AUG 27 A 9:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America


10016246

SUPPL

By Courier

August 25, 2010

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The consolidated first half report as of June 30, 2010 referring to the period from January 1, 2010 to June 30, 2010, as approved by the Board of Directors Meeting held on August 4, 2010, in Italian and in English; and

2.) A press release in Italian and English dated August 4, 2010 announcing the positive overall results in first half 2010; and

3.) A copy of this letter which I request you to date and return using the enclosed, stamped and self-addressed envelope.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

Thank you for your co-operation and attention.

Yours faithfully

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

Encs.

dlw 8/30



Campari announces very strong first half 2010 results
Significant growth across all performance indicators

HIGHLIGHTS - FIRST HALF 2010

- **Sales: € 515.7 million (+16.7%, organic growth +8.7%)**
- **Contribution after A&P: € 209.5 million (+18.5%, organic growth +10.4%, 40.6% of sales)**
- **EBITDA before one-offs: € 128.6 million (+17.9%, organic growth +13.7%, 24.9% of sales)**
- **EBIT before one-offs: € 116.0 million (+17.9%, organic growth +14.0%, 22.5% of sales)**
- **Group's net profit: € 69.3 million (+15.2%)**

Milan, August 4, 2010 - The Board of Directors of Davide Campari-Milano S.p.A. approved the results for the first half ending 30 June 2010.

In the first semester of 2010 Gruppo Campari achieved **very strong results**, delivering significant **growth across all performance indicators, especially due to organic growth**. The business benefited from (i) **a very good consumption momentum across key brand and market combinations**, (ii) the consolidation of the Wild Turkey acquisition and (iii) an easy comparison base versus last year's first half, which was hit by the credit crunch and destocking activities. Driven by a favourable sales mix, **all operating profit indicators posted strong growth**, notwithstanding a considerable increase in marketing spending.

Bob Kunze-Concewitz, Chief Executive Officer: ***'Our performance in the first half of 2010 was very positive with significant growth across all key indicators. Looking forward to the remainder of the year, we have a balanced view of risks and opportunities. Specifically, our continued good consumption momentum across key brand and market combinations should help cushion the impact of tougher comps in terms of cost of goods and a weaker sales mix driven by seasonality. Whilst volatility might impact trading across coming quarters, we remain reasonably optimistic about our full year prospects'.***

CONSOLIDATED RESULTS FOR THE FIRST HALF OF 2010

	1 January - 30 June 2010 (€ millions)	1 January - 30 June 2009 (€ millions)	Change at actual exchange rates	Change at constant exchange rates
Net sales	**515.7**	**441.8**	**+16.7%**	**+14.8%**
Contribution after A&P(1)	209.5	176.9	+18.5%	+17.1%
EBITDA before one-offs	**128.6**	**109.1**	**+17.9%**	**+17.1%**
EBITDA	127.0	107.5	+18.1%	+17.3%
EBIT before one-offs	**116.0**	**98.4**	**+17.9%**	**+17.3%**
EBIT	114.4	96.8	+18.2%	+17.4%
Group net profit	**69.3**	**60.1**	**+15.2%**	**+13.6%**

(1) EBIT before SG&A.

In the first half of 2010, Group sales totalled **€ 515.7 million (+16.7%, +8.7% organic growth, +2.0% exchange rate effect** and **+6.1% perimeter effect,** the latter mainly due to the acquisition of Wild Turkey).

Gross margin increased to **€ 299.6 million**, up 20.4%, or 58.1% of sales, mainly thanks to a **favourable sales mix** driven by **spirits' double-digit growth**.

Contribution after A&P (gross margin after A&P) was up by 18.5% to **€ 209.5 million** (+10.4% organic growth), or 40.6% of sales.

EBITDA before one-offs was up by 17.9% to **€ 128.6 million (+13.7% organic growth)**, or 24.9% of sales.

EBITDA reached **€ 127.0 million**, an increase of 18.1%.

EBIT before one-offs rose by 17.9% to **€ 116.0 million (+14.0% organic growth)**, or 22.5% of sales.

EBIT reached **€ 114.4 million**, an increase of 18.2%.

Profit before tax and minority interests reached € 97.7 million (+17.3%; +16.0% at constant exchange rates).

The Group net profit rose to **€ 69.3 million**, an **increase of 13.6% at constant exchange rates** and +15.2% at actual exchange rates.

As of 30 June 2010, after payments of € 34.6 million for dividends and negative exchange rate impact of € 32.8 million versus 31 December last year, **net financial debt** stood at **€ 656.2 million** (€ 630.8 million as of 31 December 2009).

CONSOLIDATED SALES FOR THE FIRST HALF OF 2010

Sales of **spirits** (76.9% of total sales, up from 72.3% in the first half 2009) grew +24.2%, the combined result of **organic growth of +13.9%**, a **positive exchange rate effect of +2.5%** and a **positive perimeter effect of +7.8%**.

Campari brand sales **increased by +10.3%** at constant exchange rates (+13.3% at actual exchange rates), thanks to the positive performances in key European markets and a strong recovery in Brazil. **SKYY** sales **grew by +7.6% at constant exchange rates** (+8.5% at actual exchange rates), driven by a favourable comparison base versus last year's first half, a positive performance of the whole SKYY franchise in the US and continued growth in key international markets. **Aperol confirmed its very strong momentum (+34.7% at constant exchange rates)** in Italy and in international markets (particularly Germany and Austria). **Campari Soda** registered a slight decrease in the first half of 2010 (-0.6%). The **Brazilian brands' posted a significant sales growth**, thanks to the successful execution of the new commercial policy and a favourable comparison base versus the corresponding period last year. **GlenGrant** achieved a positive performance (**+18.1%** at constant exchange rates), while **Ouzo 12** and **Cynar** results were in line with last year trends.

Wines, which accounted for 11.5% of total sales, **decreased -1.3%**, due to the combination of a **negative organic performance of -4.0%, a positive perimeter effect of +1.8%** and a **positive exchange rate effect of +0.9%. Cinzano** brand registered **positive results: Cinzano sparkling wines** sales increased by 3.6% (**+3.8%** at constant exchange rates), thanks to a positive performance in Italy and Russia; and **Cinzano vermouth sales grew by 3.3%** (+5.2% at constant exchange rates), mainly thanks to a recovery in the key Russian market. **Sella & Mosca** sales decreased by 5.2%, while **Riccadonna** suffered a temporary slow-down due to its transition to the newly established distribution platform in the key Australian market.

Soft drinks (10.5% of total sales) recorded **a negative variation of -5.1**%, attributable to the weak performance of the soda range and mineral waters (-6.8%) which were impacted by unfavourable weather conditions whilst **Crodino** (-4.3%) was impacted by softness in the day bars channel.

Looking at sales **by region** in the first half 2010, sales in the **Italian market** (39.6% of total Group sales, down from 45.2% in the first half 2009) recorded an **increase of +2.2%**, thanks to organic growth (+2.9%), partly offset by a negative perimeter effect of -0.7%.

Sales in **Europe**, excluding Italy, (20.9% of consolidated sales) **increased by +11.9%**, thanks to positive trading both in Western and Eastern European markets, demonstrating **positive organic growth of +11.0%**, a positive perimeter effect of +0.5% and a positive exchange rate effect of +0.4%.

The **Americas** (34.1% of total sales) posted **overall growth of +46.1%**, driven by a **positive organic increase of +24.7%**, a **positive exchange rate effect (+6.4%)** and a **positive perimeter effect (+15.0%)**, the latter due to the acquisition of Wild Turkey. In the Americas, the **US market** registered an **organic increase of +13.3%**, mainly driven by a favourable comparison against last year's first half. There was a **positive exchange rate effect of 0.2%** and **positive perimeter effect of +19,5%**. In **Brazil, organic sales grew by 61.3%,** thanks to a return to regular trading after the full acceptance of the new commercial policy and a favourable comparison base. Performance in Brazil was also positively affected by a perimeter effect of +1.7% and a significant exchange rate effect (+36.1%).

Sales in the **rest of the world** (including duty free sales), which accounted for 5.4% of total sales, **grew by +9.6%** overall, driven by a positive perimeter effect of +37.6%, a positive exchange rate effect of +2.2% and a negative organic change of 30.2% mainly due to its transition to the newly established distribution platform in the key Australian market.

OTHER RESOLUTIONS

Merger of Campari Italia S.p.A. into Davide Campari-Milano S.p.A. On August 4, 2010, the Board of Directors of Davider Campari-Milano S.p.A. approved the draft document relating to the proposed merger of Campari Italia S.p.A. into Davide Campari-Milano S.p.A. The objective of the merger is to simplify the Group's organizational structure and achieve operational efficiencies by integrating the two companies' production and distribution activities. As Davide Campari-Milano S.p.A. holds 100% of the share capital of Campari Italia S.p.A., the merger does not determine any share exchange ratio. Therefore, there will be no effects on the shareholders. Moreover, it should be noted that Davide Campari-Milano S.p.A. will not modify its share capital and the company by-laws will remain unchanged.

EVENTS TAKING PLACE AFTER THE END OF THE SEMESTER

Buyout of the remaining 20% stake in Cabo Wabo. On July 30, 2010, an agreement was signed with the minority shareholder of Cabo Wabo for the anticipated exercise of the put/call options relating to the remaining 20% stake in Cabo Wabo. Gruppo Campari bought the controlling (80%) stake in Cabo Wabo in 2008. The price paid for the purchase of the 20% stake was US$ 11.0 million. Moreover, based on the agreement, an estimated earn-out of US$ 4.0 million is expected to be paid to the selling shareholder in the three years following the closing of the deal.

Manufacturing and distribution rights of Cinzano in Argentina. On July 23, 2010, Gruppo Campari signed an agreement for the anticipated termination of the contract entered by Davide Campari-Milano S.p.A. with Cepas Argentina S.A. in 2000, following the acquisition of the Cinzano brand. Based on this contract, Gruppo Campari granted Cepas Argentinas S.A. the manufacturing and distribution rights for Cinzano in Argentina until 2026. Gruppo Campari agreed to pay € 11 million, by August 31, 2010, for the recovery of Cinzano production and distribution rights. As of September 2010 the distribution and, subsequently, the manufacturing activities will be taken over by Sabia S.A., an Argentinean company acquired by Gruppo Campari in 2008 and now wholly owned.

Noteholders meeting. On August 2, 2010, the holders of Notes issued by Davide Campari-Milano S.p.A. on July 16, 2003, exclusively placed among US institutional investors, were called to approve amendments to some terms of the Note purchase agreement. The amendments are aimed at authorizing the company, in case of significant acquisitions, to temporarily increase the indebtedness ratio above the threshold allowed by the agreement, against the payment of a higher interest rate for the correspondent periods. It should be noted that the two US private placements issued by the US subsidiary Redfire in 2002 and 2009 were also aligned to the new terms.

The Manager in charge of preparing Davide Campari-Milano S.p.A.'s financial reports, Paolo Marchesini, certifies - pursuant to article 154 bis, paragraph 2 of the Legislative Decree 58/1998 (Consolidated Law on Financial intermediation) - that the accounting disclosures in this statement correspond to the accounting documents, ledgers and entries.

CONFERENCE CALL

Please note that at **1.00 pm (CET) today, Wednesday, 4 August 2010**, Campari's management will hold a conference call to present the Group's 2010 half year results to analysts, investors and media. To participate, please dial one of the following numbers:

- **from Italy: 02 8058 811**
- **from abroad: +44 203 147 47 96**

The **presentation slides** can be downloaded before the conference call from the main investor relations page on Gruppo Campari's website, at

http://www.camparigroup.com/en/investors/home.jsp

A **recording of the conference call** will be available from Thursday, 5 August until Wednesday, 11 August 2010.
To listen to it, please call the following number:

- **from Italy: 02 72495**
- **from abroad: +44 207 0980 726**

(access code: **726#**).

FOR FURTHER INFORMATION

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: alex.balestra@campari.com

www.camparigroup.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

CitySavvy, Jana Sanchez
Tel.: +44 20 7395 1000
Email: jana@citysavvy.com

http://www.camparigroup.com/en/investors/home.jsp

http://www.camparigroup.com/en/press_media/image_gallery/group_images.jsp

ABOUT GRUPPO CAMPARI

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the USA and Continental Europe. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment its internationally renowned brands, such as Campari, SKYY Vodka and Wild Turkey stand out. It also has leading regional brands including Aperol, Cabo Wabo, Campari Soda, Cynar, GlenGrant, Ouzo 12, X-Rated Fusion Liqueur, Zedda Piras and the local Brazilian brands Dreher, Old Eight and Drury's. Its wine segment boasts the global brand Cinzano, as well as important regional brands including Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca and Teruzzi & Puthod. The soft drinks segment comprises the non-alcoholic aperitif Crodino and Lemonsoda as well as its respective line extension dominating the Italian market. The Group employs over 2,000 people. The shares of the parent company, Davide Campari-Milano S.p.A. (Reuters CPRI.MI - Bloomberg CPR IM), are listed on the Italian Stock Exchange.
www.camparigroup.com

- tables to follow -

GRUPPO CAMPARI

Consolidated net revenues by geographic area

	1 January - 30 June 2010		1 January - 30 June 2009		
	€ million	%	€ million	%	% change
Italy	204.1	39.6%	199.6	45.2%	2.2%
Europe	107.8	20.9%	96.3	21.8%	11.9%
Americas	175.9	34.1%	120.4	27.3%	46.1%
Rest of the world and duty free	27.9	5.4%	25.5	5.8%	9.6%
Total	**515.7**	**100.0%**	**441.8**	**100.0%**	**16.7%**

Breakdown of % change	Total % change	Organic growth	External growth	Exchange rate effect
Italy	2.2%	2.9%	-0.7%	0.0%
Europe	11.9%	11.0%	0.5%	0.4%
Americas	46.1%	24.7%	15.0%	6.4%
Rest of the world and duty free	9.6%	-30.2%	37.6%	2.2%
Total	**16.7%**	**8.7%**	**6.1%**	**2.0%**

Consolidated net revenues by segment

	1 January - 30 June 2010		1 January - 30 June 2009		
	€ million	%	€ million	%	% change
Spirits	396.5	76.9%	319.3	72.3%	24.2%
Wines	59.1	11.5%	59.8	13.5%	-1.3%
Soft drinks	53.9	10.5%	56.8	12.9%	-5.1%
Other revenues	6.1	1.2%	5.8	1.3%	6.1%
Total	**515.7**	**100.0%**	**441.8**	**100.0%**	**16.7%**

Breakdown of % change	Total % change	Organic growth	External growth	Exchange rate effect
Spirits	24.2%	13.9%	7.8%	2.5%
Wines	-1.3%	-4.0%	1.8%	0.9%
Soft drinks	-5.1%	-5.1%	0.0%	0.0%
Other revenues	6.1%	-10.5%	14.7%	1.9%
Total	**16.7%**	**8.7%**	**6.1%**	**2.0%**

Contribution after A&P by segment

Contribution after A&P	1 January - 30 June 2010		1 January - 30 June 2009		Change
	€ million	%	€ million	%	%
Spirits	171.1	81.6%	140.9	79.6%	21.4%
Wines	15.3	7.3%	13.9	7.8%	10.1%
Soft drinks	22.0	10.5%	21.4	12.1%	2.8%
Other	1.3	0.6%	0.8	0.4%	59.7%
Total	**209.5**	**100.0%**	**176.9**	**100.0%**	**18.5%**

Breakdown of % change	Total % change	Organic growth	External growth	Exchange rate effect
Spirits	21.4%	11.7%	8.3%	1.4%
Wines	10.1%	6.7%	1.0%	2.4%
Soft drinks	2.8%	2.8%	-	-
Other revenues	59.7%	42.4%	10.6%	6.7%
Total	**18.5%**	**10.4%**	**6.7%**	**1.4%**

GRUPPO CAMPARI

Consolidated income statement

	1 January - 30 June 2010		1 January - 30 June 2009		Change
	€ million	%	€ million	%	%
Net sales[1]	**515.7**	**100.0%**	**441.8**	**100.0%**	**16.7%**
Total cost of goods sold[2]	(216.1)	-41.9%	(192.9)	-43.7%	12.0%
Gross margin	**299.6**	**58.1%**	**248.9**	**56.3%**	**20.4%**
Advertising and promotion	(90.0)	-17.5%	(72.0)	-16.3%	25.0%
Contribution after A&P	**209.5**	**40.6%**	**176.9**	**40.0%**	**18.5%**
SG&A[3]	(93.6)	-18.1%	(78.5)	-17.8%	19.2%
EBIT before one-off's	**116.0**	**22.5%**	**98.4**	**22.3%**	**17.9%**
One off's	(1.6)	-0.3%	(1.6)	-0.4%	-
Operating profit = EBIT	**114.4**	**22.2%**	**96.8**	**21.9%**	**18.2%**
Net financial income (expenses)	(16.4)	-3.2%	(9.4)	-2.1%	75.0%
One off's financial expenses	0.0	0.0%	(3.9)	-0.9%	-100%
Income from associates	(0.2)	-0.0%	(0.3)	-0.1%	-
Put option costs	(0.2)	-0.0%	0.0	0.0%	-
Profit before taxes and minority interests	**97.7**	**18.9%**	**83.3**	**18.9%**	**17.3%**
Taxes	(28.2)	-5.5%	(23.0)	-5.2%	22.9%
Net profit	**69.5**	**13.5%**	**60.3**	**13.7%**	**15.2%**
Minority interests	(0.2)	-0.0%	(0.2)	-0.0%	-
Group net profit	**69.3**	**13.4%**	**60.1**	**13.6%**	**15.2%**
Depreciation and amortisation	(12.6)	-2.4%	(10.7)	-2.4%	17.7%
EBITDA before one-off's	**128.6**	**24.9%**	**109.1**	**24.7%**	**17.9%**
EBITDA	**127.0**	**24.6%**	**107.5**	**24.3%**	**18.1%**

(1) Net of discounts and excise duties.

(2) Includes cost of materials, production and logistics costs.

(3) Includes selling, general and administrative costs.

GRUPPO CAMPARI

Consolidated balance sheet

	30 June 2010 € million	31 December 2009 € million
ASSETS		
Non-current assets		
Net tangible fixed assets	324.9	284.0
Biological assets	18.3	18.5
Property	0.7	0.7
Goodwill and trademarks	1,338.1	1,199.4
Intangible assets	7.4	5.5
Interests in associates	0.6	0.7
Pre-paid taxes	31.1	28.1
Other non-current assets	17.9	162.3
Total non-current assets	**1,738.9**	**1,699.1**
Current assets		
Inventories	316.0	271.4
Trade receivables	233.3	236.2
Financial receivables	166.8	6.7
Cash and cash equivalents	142.4	129.6
Other receivables	22.9	24.3
Total current assets	**881.5**	**668.2**
Non-current assets for sale	11.1	11.1
Total assets	**2,631.5**	**2,378.4**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Share capital	58.1	29.0
Reserves	1,163.9	1,014.4
Group's shareholders' equity	1,222.0	1,043.5
Minority interests	2.8	2.5
Total shareholders' equity	**1,224.8**	**1,046.0**
Non-current liabilities		
Bonds	904.8	806.4
Other non-current financial payables	15.5	77.7
Staff severance funds	9.6	9.8
Risks funds	14.7	10.7
Deferred tax	108.5	87.9
Total non-current liabilities	**1,053.2**	**992.5**
Current liabilities		
Banks loan	13.2	17.3
Other financial payables	46.6	25.1
Trade payables	183.6	179.1
Payables for taxes	69.0	75.8
Other current liabilities	41.1	42.7
Total current liabilities	**353.6**	**339.9**
Total liabilities and shareholders' equity	**2,631.5**	**2,378.4**

GRUPPO CAMPARI

Consolidated cash flow statement

	30 June 2010 € million	30 June 2009 € million
EBIT	114.4	96.8
Amortisation and depreciation	12.6	10.7
Other changes in non-cash items	3.8	1.3
Change in non financial assets and payables	(0.7)	(7.4)
Taxes on income paid	(33.3)	(8.1)
Cash flow from operating activities before change in operating working capital	**96.9**	**93.3**
Net change in operating working capital	(3.7)	91.0
Cash flow from operating activities	**93.2**	**184.4**
Net interest paid	(16.4)	(11.7)
Cash flow from investing activities	**(35.9)**	**(32.4)**
Free cash flow	**40.8**	**140.2**
Acquisitions	0.0	(432.1)
Other changes	(2.6)	(1.1)
Dividends paid	(34.6)	(31.7)
Cash flow from other activities	**(37.2)**	**(464.9)**
Exchange rate differences and other movements	(31.1)	(26.6)
Net increase (decrease) in net financial position as a result of operating activities	**(27.5)**	**(351.3)**
Future exercise for put options and payment of earn outs	2.1	2.7
Net increase (decrease) in net financial position	**(25.4)**	**(348.5)**
Net financial position at start of period	**(630.8)**	**(326.2)**
Net financial position at end of period	**(656.2)**	**(674.8)**



Campari annuncia risultati molto positivi nel primo semestre 2010

Tutti gli indicatori di *performance* in forte crescita

DATI PRINCIPALI - Primo semestre 2010

- **Vendite: € 515,7 milioni (+16,7%, variazione organica +8,7%)**
- **Margine di contribuzione: € 209,5 milioni (+18,5%, crescita organica +10,4%, 40,6% delle vendite)**
- **EBITDA prima di oneri e proventi non ricorrenti: € 128,6 milioni (+17,9%, crescita organica +13,7%, 24,9% delle vendite)**
- **EBIT prima di oneri e proventi non ricorrenti: € 116,0 milioni (+17,9%, crescita organica +14,0%, 22,5% delle vendite)**
- **Utile netto: € 69,3 milioni (+15,2%)**

Milano, 4 agosto 2010 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato la relazione finanziaria semestrale al 30 giugno 2010.

Nel primo semestre del 2010 il Gruppo Campari ha conseguito **risultati molto positivi** con **tutti gli indicatori di *performance* in forte crescita, grazie soprattutto alla crescita organica**. L'andamento del *business* è stato positivamente influenzato da (i) il **buon andamento dei consumi nelle principali combinazioni di prodotto e mercato**; (ii) il consolidamento dell'acquisizione di Wild Turkey e (iii) il confronto favorevole con il primo semestre del 2009, che era stato negativamente condizionato dalla crisi finanziaria e dal *destocking*. Grazie al *mix* positivo delle vendite, tutti gli **indicatori di *performance* operativa sono risultati in forte crescita**, nonostante il consistente incremento degli investimenti di *marketing*.

Bob Kunze-Concewitz, *Chief Executive Officer*: *'La nostra* performance *nel primo semestre del 2010 è stata molto positiva, con tutti gli indicatori in forte crescita. Per il futuro, relativamente alla restante parte dell'anno, ci aspettiamo uno scenario equilibrato in termini di rischi e opportunità. In particolare, riteniamo che il buon andamento dei consumi nelle principali combinazioni di prodotti e mercati possa mitigare l'impatto di un confronto in termini di costo del venduto e di un* mix *delle vendite meno favorevoli, quest'ultimo a causa della stagionalità. Benché il persistere della volatilità possa impattare l'andamento dei risultati nei prossimi trimestri, rimaniamo ragionevolmente ottimisti riguardo alle nostre prospettive complessive per il 2010'*.

RISULTATI CONSOLIDATI DEL PRIMO SEMESTRE 2010

Risultati consolidati	1 gennaio - 30 giugno 2010 € milioni	1 gennaio - 30 giugno 2009 € milioni	Variazione a cambi effettivi	Variazione a cambi costanti
Vendite nette	**515,7**	**441,8**	**+16,7%**	**+14,8%**
Margine di contribuzione[1]	209,5	176,9	+18,5%	+17,1%
EBITDA prima di oneri e proventi non ricorrenti	**128,6**	**109,1**	**+17,9%**	**+17,1%**
EBITDA	127,0	107,5	+18,1%	+17,3%
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	**116,0**	**98,4**	**+17,9%**	**+17,3%**
Risultato operativo = EBIT	114,4	96,8	+18,2%	+17,4%
Utile netto del Gruppo	**69,3**	**60,1**	**+15,2%**	**+13,6%**

(1) Risultato della gestione corrente prima dei costi di struttura.

Nel primo semestre del 2010 le **vendite del Gruppo** sono state pari a **€ 515,7 milioni (+16,7%; +8,7% crescita organica**, **+2,0% effetto cambi** e **+6,1% effetto perimetro**, quest'ultimo principalmente dovuto all'acquisizione di Wild Turkey).

Il **margine lordo** è stato **€ 299,6 milioni**, in crescita del 20,4%, e pari al 58,1% delle vendite, principalmente grazie al ***mix* favorevole delle vendite** dovuto alla **crescita a doppia cifra del segmento *spirit*.**

Il **margine di contribuzione**, ovvero il margine lordo dopo le spese per pubblicità e promozioni, è stato **€ 209,5 milioni**, in crescita del 18,5% (+10,4% crescita organica) e pari al 40,6% delle vendite.

L'EBITDA prima di proventi e oneri non ricorrenti è stato **€ 128,6 milioni**, in crescita del 17,9% **(+13,7% crescita organica)** e pari al 24,9% delle vendite.

L'**EBITDA** è stato **€ 127,0 milioni**, in crescita del 18,1%.

L'**EBIT prima di oneri e proventi non ricorrenti** è stato **€ 116,0 milioni**, in crescita del 17,9% **(+14,0% crescita organica)** e pari al 22,5% delle vendite.

L'**EBIT** è stato **€ 114,4 milioni**, in crescita del 18,2%.

L'utile prima delle imposte e degli interessi di minoranza è stato € 97,7 milioni (+17,3%; +16,0% a cambi costanti).

L'**utile netto del Gruppo** è stato **€ 69,3 milioni**, in **crescita del +15,2%** (+13,6% a cambi costanti).
Al 30 giugno 2010 l'**indebitamento finanziario netto,** dopo il pagamento di dividendi agli azionisti di € 34,6 milioni ed effetti cambi negativi di € 32,8 milioni rispetto al 31 Dicembre 2009, è pari a **€ 656,2 milioni** (€ 630,8 milioni al 31 dicembre 2009).

VENDITE CONSOLIDATE DEL PRIMO SEMESTRE DEL 2010

Gli ***spirit***, che rappresentano il 76,9% del *business* (in crescita rispetto a 72,3% nel primo semestre 2009), hanno registrato una variazione delle vendite del +24,2%, determinata da una **crescita organica del +13,9%**, da un **impatto positivo dei cambi del +2,5%** e da un **effetto perimetro del +7,8%.**

Il *brand* **Campari** ha registrato una **crescita del +10,3%** a cambi costanti (+13,3% a cambi effettivi), grazie alla positiva *performance* nei principali mercati Europei e a una forte ripresa delle vendite sul mercato brasiliano. Le vendite di **SKYY sono cresciute del +7,6%** a cambi costanti (+8,5% a cambi effettivi), grazie al favorevole confronto con il dato del 2009, al buon andamento di tutta la gamma SKYY negli Stati Uniti e di una forte crescita nei principali mercati internazionali. **Aperol** ha confermato l'andamento molto sostenuto dei consumi (**+34,7%** a cambi costanti) in Italia e all'estero, con particolare riferimento ai mercati tedesco e austriaco. **Campari Soda** ha chiuso il semestre in lieve flessione rispetto allo scorso anno (-0,6%). Le vendite dei ***brand* brasiliani** hanno segnato una **crescita molto importante delle vendite** (+63,6% a cambi costanti), grazie al successo dell'implementazione della nuova politica commerciale e a un confronto favorevole rispetto al corrispondente periodo dell'anno scorso. Il primo semestre 2010 è stato positivo anche per **GlenGrant** (**+18,1%** a cambi costanti), mentre **Ouzo 12** e **Cynar** hanno registrato *performance* in linea con lo scorso anno.

Gli ***wine***, che rappresentano il 11,5% del fatturato, hanno registrato una **variazione negativa del -1,3%**, determinata da una **variazione negativa del *business* organico del -4,0%**, da una **variazione positiva di perimetro del +1,8%** e da un **impatto positivo dei cambi del +0,9%**. Il *brand* **Cinzano** ha registrato una *performance* positiva: in particolare gli **spumanti Cinzano** hanno incrementato le vendite del 3,6% (+3,8% a cambi costanti), grazie al buon andamento dei mercati italiano e russo; per il ***vermouth* Cinzano la crescita è stata del 3,3%** (+5,2% a cambi costanti), in particolare grazie a una ripresa nell'importante mercato russo. Le vendite di **Sella & Mosca** hanno registrato una contrazione del 5,2% rispetto al corrispondente periodo dell'anno scorso, mentre **Riccadonna** ha segnato una momentanea contrazione, esclusivamente dovuta al passaggio sulla nuova piattaforma distributiva del Gruppo nell'importante mercato australiano.

I ***soft drink***, che rappresentano il 10,5% del fatturato, hanno registrato una **variazione negativa del -5,1%**, determinata dalla contrazione di bibite analcoliche e acque minerali (-6,8%), imputabile principalmente alle condizioni climatiche avverse, e di **Crodino** (-4,3%), attribuibile a un andamento meno favorevole nel canale bar.

Relativamente alla **ripartizione geografica**, le vendite del primo semestre 2010 sul **mercato italiano**, pari al 39,6% del totale (45,2% nel primo semestre del 2009), hanno registrato una **crescita del +2,2%**, determinata dal positivo contributo della crescita organica (+2,9%), in parte compensata da un effetto perimetro negativo del -0,7%.

Le vendite in **Europa** (esclusa l'Italia), pari al 20,9% delle vendite consolidate, hanno segnato una **crescita del +11,9%**, determinata da una **crescita del *business* organico del +11,0%**, grazie a una buona *performance* di tutti i mercati principali dell'Europa occidentale e orientale, da una variazione di perimetro positiva del +0,5% e da un effetto cambi del +0,4%.

Le vendite nell'area **Americhe**, pari al 34,1% del totale, hanno registrato una crescita complessiva del +46,1%, determinata da una **variazione organica positiva del +24,7%**, un effetto **cambi positivo del +6,4%** e un **effetto perimetro positivo del +15,0%**, quest'ultimo dovuto all'acquisizione di Wild Turkey. Il *business* organico del **mercato USA** ha registrato una **crescita del +13,3%**, principalmente grazie al confronto favorevole con il primo semestre dello scorso anno, un **effetto perimetro positivo del +19,5%** e un effetto cambi del +0,2%. In **Brasile,** le vendite hanno registrato **a livello organico** una **crescita del 61,3%**, grazie al ritorno a un andamento normalizzato dopo l'introduzione della nuova politica commerciale e a un confronto favorevole rispetto allo scorso anno. Alla *performance* dell'area brasiliana hanno positivamente contribuito anche l'effetto perimetro (+1,7%) e un significativo effetto cambi (+36,1%).

L'area **resto del mondo** (che include anche le vendite *duty free*), pari al 5,4% del fatturato totale, è **cresciuta** complessivamente del **+9,6%**, trainata da una crescita di perimetro del +37,6%, da un effetto cambi del +2,2% e da una variazione negativa organica del -30,2%, dovuta principalmente al passaggio sulla nuova piattaforma distributiva del Gruppo nell'importante mercato australiano.

ALTRE DELIBERE

Fusione per incorporazione di Campari Italia S.p.A. in Davide Campari-Milano S.pA. Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato il progetto unitario di fusione per incorporazione di Campari Italia S.p.A. La fusione ha l'obiettivo di semplificare la struttura societaria del Gruppo, nonché di perseguire una maggiore razionalità e funzionalità sotto il profilo patrimoniale ed economico, integrando le attività produttive e commerciali. Poiché Davide Campari-Milano S.p.A è titolare dell'intero capitale sociale di Campari Italia S.p.A., l'operazione non comporterà la determinazione di un rapporto di concambio e quindi effetti sugli azionisti. Si precisa a tale riguardo che Davide Campari-Milano S.p.A. non modificherà il proprio capitale sociale e manterrà invariato lo statuto vigente.

EVENTI SUCCESSIVI ALLA CHIUSURA DEL SEMESTRE

Acquisto della quota residua del 20% di Cabo Wabo. Il 30 luglio 2010 è stato siglato un accordo con l'azionista di minoranza di Cabo Wabo per l'esercizio anticipato delle opzioni *put/call*, relative al residuo 20% del marchio Cabo Wabo. Il Gruppo Campari aveva acquisito la quota di maggioranza (80%) di Cabo Wabo nel 2008. L'acquisto del 20% è stato perfezionato sulla base di un prezzo di

US$ 11,0 milioni e prevede il riconoscimento al venditore di un *earn out* nei tre anni successivi al *closing*, la cui stima è pari US$ 4,0 milioni.

Produzione e vendita di Cinzano in Argentina. Il 23 luglio 2010 è stato siglato un accordo che prevede la risoluzione anticipata del contratto concesso da Davide Campari-Milano S.p.A. a Cepas Argentina S.A. nel 2000, successivamente all'acquisizione del marchio Cinzano, con il quale si conferivano i diritti di produzione e commercializzazione di Cinzano per il mercato argentino fino al 2026. Il Gruppo Campari investirà € 11,0 milioni, che saranno pagati entro il 31 agosto 2010, per i diritti di produzione e distribuzione di Cinzano. Da settembre 2010 la commercializzazione e, successivamente, la produzione di Cinzano saranno assunte da Sabia S.A., società argentina acquisita dal Gruppo Campari nel 2008 e ora interamente posseduta.

Assemblea degli obbligazionisti. Il 2 agosto 2010 si è tenuta l'assemblea degli obbligazionisti titolari delle obbligazioni emesse da Davide Campari-Milano S.p.A. il 16 luglio 2003 e collocate presso il mercato statunitense a favore esclusivamente di investitori istituzionali esteri. L'assemblea ha approvato le modifiche ad alcune condizioni del prestito, in particolare per consentire alla società, in caso di significative acquisizioni, di raggiungere e mantenere un livello di indebitamento massimo più elevato, a fronte del riconoscimento, per i corrispondenti periodi, di un tasso di interesse maggiorato. Anche i due *private placement* emessi negli Stati Uniti da Redfire, Inc. nel 2002 e nel 2009 sono stati allineati alle nuove condizioni.

Il Dirigente Preposto alla redazione dei documenti contabili societari di Davide Campari-Milano S.p.A., Paolo Marchesini, attesta - ai sensi dell'articolo 154 bis, *2° comma, D. Lgs. 58/1998 (TUF) - che l'informativa contabile contenuta nel presente comunicato corrisponde alle risultanze documentali, ai libri e alle scritture contabili.*

CONFERENCE CALL

Si informa che alle **ore 13,00 (CET) di oggi, mercoledì 4 agosto 2010**, si terrà una *conference call* durante la quale il *management* di Campari presenterà ad analisti, investitori e giornalisti i risultati del primo semestre 2010. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- **dall'Italia 02 8058 811**
- **dall'estero +44 203 147 47 96**

Le ***slide* della presentazione** potranno essere scaricate prima dell'inizio della *conference call* dalla Investor Relations *homepage* del sito *web* Campari all'indirizzo:

http://www.camparigroup.com/it/investors/home.jsp

Una **registrazione della *conference call*** sarà disponibile a partire da giovedì 5 agosto 2010 a mercoledì 11 agosto 2010 chiamando i seguenti numeri:

- **dall'Italia 02 72495**
- **dall'estero +44 207 0980 726**

Codice di accesso: **726#**

PER ULTERIORI INFORMAZIONI

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

www.camparigroup.com

Corporate Communications
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: alex.balestra@campari.com

http://www.camparigroup.com/it/investors/home.jsp

http://www.camparigroup.com/it/press_media/image_gallery/immagini_gruppo.jsp

---

Il **Gruppo Campari** è una delle realtà più importanti nel settore del *beverage* a livello globale. E' presente in 190 paesi nel mondo con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA e in Europa continentale. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano *brand* di grande notorietà internazionale come Campari, SKYY Vodka e Wild Turkey e marchi *leader* in mercati locali tra cui Aperol, Cabo Wabo, Campari Soda, Cynar, GlenGrant, Ouzo 12, X-Rated Fusion Liqueur, Zedda Piras e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, i *brand* regionali Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda, con la relativa estensione di gamma. Il Gruppo impiega oltre 2.000 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. (Reuters CPRI.MI - Bloomberg CPR IM) sono quotate al Mercato Telematico di Borsa Italiana. www.camparigroup.com

- seguono tabelle -

GRUPPO CAMPARI

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 30 giugno 2010		1 gennaio - 30 giugno 2009		Variazione
	€ milioni	%	€ milioni	%	%
Italia	204,1	39,6%	199,6	45,2%	2,2%
Europa	107,8	20,9%	96,3	21,8%	11,9%
Americhe	175,9	34,1%	120,4	27,3%	46,1%
Resto del mondo e *duty free*	27,9	5,4%	25,5	5,8%	9,6%
Totale	**515,7**	**100,0%**	**441,8**	**100,0%**	**16,7%**

Analisi della variazione %	Totale	Crescita organica	Variazione perimetro	Effetto cambio
Italia	2,2%	2,9%	-0,7%	0,0%
Europa	11,9%	11,0%	0,5%	0,4%
Americhe	46,1%	24,7%	15,0%	6,4%
Resto del mondo e *duty free*	9,6%	-30,2%	37,6%	2,2%
Totale	**16,7%**	**8,7%**	**6,1%**	**2,0%**

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 30 giugno 2010		1 gennaio - 30 giugno 2009		Variazione
	€ milioni	%	€ milioni	%	%
Spirit	396,5	76,9%	319,3	72,3%	24,2%
Wine	59,1	11,5%	59,8	13,5%	-1,3%
Soft drink	53,9	10,5%	56,8	12,9%	-5,1%
Altri ricavi	6,1	1,2%	5,8	1,3%	6,1%
Totale	**515,7**	**100,0%**	**441,8**	**100,0%**	**16,7%**

Analisi della variazione %	Variazione totale	Crescita organica	Variazione perimetro	Effetto cambio
Spirit	24,2%	13,9%	7,8%	2,5%
Wine	-1,3%	-4,0%	1,8%	0,9%
Soft drink	-5,1%	-5,1%	0,0%	0,0%
Altre vendite	6,1%	-10,5%	14,7%	1,9%
Totale	**16,7%**	**8,7%**	**6,1%**	**2,0%**

Scomposizione del margine di contribuzione per segmento di attività

Margine di contribuzione	1 gennaio - 30 giugno 2010		1 gennaio - 30 giugno 2009		Variazione
	€ milioni	in % totale	€ milioni	in % totale	%
Spirit	171,1	81,6%	140,9	79,6%	21,4%
Wine	15,3	7,3%	13,9	7,8%	10,1%
Soft drink	22,0	10,5%	21,4	12,1%	2,8%
Altro	1,3	0,6%	0,8	0,4%	59,7%
Totale	**209,5**	**100,0%**	**176,9**	**100,0%**	**18,5%**

Analisi della variazione %	Variazione totale	Crescita organica	Variazione perimetro	Effetto cambio
Spirit	21,4%	11,7%	8,3%	1,4%
Wine	10,1%	6,7%	1,0%	2,4%
Soft drink	2,8%	2,8%	-	-
Altre vendite	59,7%	42,4%	10,6%	6,7%
Totale	**18,5%**	**10,4%**	**6,7%**	**1,4%**

Conto economico consolidato

	1 gennaio - 30 giugno 2010		1 gennaio - 30 giugno 2009		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette[1]	**515,7**	**100,0%**	**441,8**	**100,0%**	**16,7%**
Costo del venduto[2]	(216,1)	-41,9%	(192,9)	-43,7%	12,0%
Margine lordo	**299,6**	**58,1%**	**248,9**	**56,3%**	**20,4%**
Pubblicità e promozioni	(90,0)	-17,5%	(72,0)	-16,3%	25,0%
Margine di contribuzione	**209,5**	**40,6%**	**176,9**	**40,0%**	**18,5%**
Costi di struttura[3]	(93,6)	-18,1%	(78,5)	-17,8%	19,2%
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	**116,0**	**22,5%**	**98,4**	**22,3%**	**17,9%**
Altri proventi (oneri) non ricorrenti	(1,6)	-0,3%	(1,6)	-0,4%	-
Risultato operativo = EBIT	**114,4**	**22,2%**	**96,8**	**21,9%**	**18,2%**
Proventi (oneri) finanziari netti	(16,4)	-3,2%	(9,4)	-2,1%	75,0%
Oneri finanziari non ricorrenti	0,0	0,0%	(3,9)	-0,9%	-100,0%
Quota di utile (perdita) di società valutate col metodo del patrimonio netto	(0,2)	-0,0%	(0,3)	-0,1%	-
Oneri per *put option*	(0,2)	-0,0%	0,0	0,0%	-
Utile prima delle imposte e degli interessi di minoranza	**97,7**	**18,9%**	**83,3**	**18,9%**	**17,3%**
Imposte	(28,2)	-5,5%	(23,0)	-5,2%	22,9%
Utile netto	**69,5**	**13,5%**	**60,3**	**13,7%**	**15,2%**
Interessi di minoranza	(0,2)	-0,0%	(0,2)	-0,0%	-
Utile del Gruppo	**69,3**	**13,4%**	**60,1**	**13,6%**	**15,2%**

Totale ammortamenti	(12,6)	-2,4%	(10,7)	-2,4%	17,7%
EBITDA prima di oneri e proventi non ricorrenti	**128,6**	**24,9%**	**109,1**	**24,7%**	**17,9%**
EBITDA	**127,0**	**24,6%**	**107,5**	**24,3%**	**18,1%**

(1) Al netto di sconti e accise.
(2) Include costi dei materiali, costi di produzione e costi di distribuzione.
(3) Include spese generali e amministrative e costi di vendita.

GRUPPO CAMPARI

Stato patrimoniale consolidato

	30 giugno 2010 € milioni	31 dicembre 2009 € milioni
ATTIVITÀ		
Attività non correnti		
Immobilizzazioni materiali nette	324,9	284,0
Attività biologiche	18,3	18,5
Investimenti immobiliari	0,7	0,7
Avviamento e marchi	1.338,1	1.199,4
Attività immateriali a vita definita	7,4	5,5
Partecipazioni in società collegate e *joint-venture*	0,6	0,7
Imposte anticipate	31,1	28,1
Altre attività non correnti	17,9	162,3
Totale attività non correnti	**1.738,9**	**1.699,1**
Attività correnti		
Rimanenze	316,0	271,4
Crediti commerciali	233,3	236,2
Crediti finanziari	166,8	6,7
Disponibilità liquide e mezzi equivalenti	142,4	129,6
Altri crediti	22,9	24,3
Totale attività correnti	**881,5**	**668,2**
Attività non correnti destinate alla vendita	11,1	11,1
Totale attività	**2.631,5**	**2.378,4**
PASSIVITÀ E PATRIMONIO NETTO		
Patrimonio netto		
Capitale	58,1	29,0
Riserve	1.163,9	1.014,4
Patrimonio netto di pertinenza della Capogruppo	1.222,0	1.043,5
Patrimonio netto di pertinenza di terzi	2,8	2,5
Totale patrimonio netto	**1.224,8**	**1.046,0**
Passività non correnti		
Prestiti obbligazionari	904,8	806,4
Altre passività finanziarie non correnti	15,5	77,7
Trattamento di fine rapporto e altri fondi relativi al personale	9,6	9,8
Fondi per rischi e oneri futuri	14,7	10,7
Imposte differite	108,5	87,9
Totale passività non correnti	**1.053,2**	**992,5**
Passività correnti		
Debiti verso banche	13,2	17,3
Altri debiti finanziari	46,6	25,1
Debiti verso fornitori	183,6	179,1
Debiti per imposte	69,0	75,8
Altre passività correnti	41,1	42,7
Totale passività correnti	**353,6**	**339,9**
Totale passività e patrimonio netto	**2.631,5**	**2.378,4**

GRUPPO CAMPARI

Rendiconto finanziario consolidato

	30 giugno 2010 € milioni	30 giugno 2009 € milioni
Utile operativo	114,4	96,8
Ammortamenti	12,6	10,7
Variazioni che non determinano movimenti di cassa	3,8	1,3
Variazione di attività e passività non finanziarie	(0,7)	(7,4)
Imposte pagate	(33,3)	(8,1)
Flusso di cassa generato dalle attività operative prima delle variazioni di capitale circolante	**96,9**	**93,3**
Variazione capitale circolante netto operativo	(3,7)	91,0
Flusso di cassa generato dalle attività operative	**93,2**	**184,4**
Interessi netti pagati	(16,4)	(11,7)
Flusso di cassa assorbito da investimenti	**(35,9)**	**(32,4)**
Free cash flow	**40,8**	**140,2**
Acquisizioni	0,0	(432,1)
Altre variazioni	(2,6)	(1,1)
Dividendo pagato dalla Capogruppo	(34,6)	(31,7)
Flusso di cassa assorbito da altre attività	**(37,2)**	**(464,9)**
Altre differenze cambio e altre variazioni	(31,1)	(26,6)
Variazione delle posizione finanziaria relativa alle attività d'esercizio	**(27,5)**	**(351,3)**
Debiti per esercizio *put option* e pagamento *earn out*	2,1	2,7
Variazione delle posizione finanziaria netta	**(25,4)**	**(348,5)**
Posizione finanziaria relativa alle attività d'esercizio di inizio periodo	**(630,8)**	**(326,2)**
Posizione finanziaria relativa alle attività d'esercizio di fine periodo	**(656,2)**	**(674,8)**


GRUPPO
CAMPARI

HALF-YEAR REPORT TO 30 JUNE 2010

CONTENTS

Highlights

	First half 2010 € million	First half 2009 € million	change %	% change at constant exchange rates
Net sales	**515.7**	**441.8**	**16.7**	**14.8**
Contribution margin	209.5	176.9	18.5	17.1
EBITDA before one-offs	128.6	109.1	17.9	17.1
EBITDA	**127.0**	**107.5**	**18.1**	**17.3**
EBIT before one-offs	116.0	98.4	17.9	17.3
EBIT	**114.4**	**96.8**	**18.2**	**17.4**
EBIT margin (EBIT/net sales)	**22.2%**	**21.9%**		
Profit before tax	97.7	83.3	17.3	16.0
Group and minorities' net profit	69.5	60.3	15.2	13.5
Group net profit	**69.3**	**60.1**	**15.2**	**13.6**
Basic and diluted earnings per share (€)	0.12	0.10		
Average number of employees	2.216	1.855		
Free Cash Flow	40.8	140.2		
Acquisitions of companies and trademarks	-	432.1		

	30 June 2010 € million	31 December 2009 € million
Net debt	656.2	630.8
Shareholders' equity - Group and minorities	1,224.8	1,046.0
Fixed assets	1,701.0	1,519.8

Corporate officers

Board of Directors [1]

Luca Garavoglia	Chairman
Robert Kunze-Concewitz	Managing Director and Chief Executive Officer
Paolo Marchesini	Managing Director and Chief Financial Officer
Stefano Saccardi	Managing Director and General Counsel and Business Development Officer
Eugenio Barcellona	Director and member of the Remuneration and Appointments Committee[4]
Enrico Corradi	Director and member of the Remuneration and Appointments Committee,[4] and member of the Audit Committee[5]
Karen Guerra	Director
Thomas Ingelfinger	Director and member of the Remuneration and Appointments Committee[4] and member of the Audit Committee[5]
Marco P. Perelli-Cippo	Director and member of the Audit Committee[5]

Board of Statutory Auditors [2]

Pellegrino Libroia	Chairman
Enrico Colombo	Permanent Auditor
Carlo Lazzarini	Permanent Auditor
Giovanni Bandera	Deputy Auditor
Graziano Gallo	Deputy Auditor
Emilio Gnech	Deputy Auditor

Independent auditors[3]

PricewaterhouseCoopers SpA

[1] The nine members of the Board of Directors were appointed on 30 April 2010 by the shareholders' meeting for the three-year period 2010-2012. Luca Garavoglia was appointed Chairman and granted powers in accordance with the law and the Company's articles of association.
At the same meeting, the Board of Directors vested Managing Directors Robert Kunze-Concewitz, Paolo Marchesini and Stefano Saccardi with the following powers for three years until approval of the 2012 accounts:

- with individual signature: powers of ordinary representation and management, within the value or time limits established for each type of function;
- with joint signature: powers of representation and management for specific types of functions, within the value or time limits deemed to fall outside ordinary activities.

[2] The shareholders' meeting of 30 April 2010 also appointed the Board of Statutory Auditors for the three-year period 2010-2012.
[3] At the same meeting, the shareholders awarded the auditing mandate for the nine-year period 2010-2018 to PricewaterhouseCoopers S.p.A.
[4][5] The Remuneration and Appointments Committee and the Audit Committee were appointed, for the three year period 2010-2012, by the Board of Directors on 30 April 2010.

Interim report on operations

Significant events in the period

Distribution of Sagatiba in Brazil

On 1 March 2010, Campari do Brasil Ltda. acquired the rights to distribute Sagatiba *cachaça* in Brazil and seven other markets in South America.

With Sagatiba, the market leader in the premium *cachaça* segment, the Group is entering the *cachaça* market, the most important spirits category in Brazil by volume, and completing its premium brand portfolio in South America.

Distribution of Morrison Bowmore Scotch whisky in Italy

On 1 March 2010, Campari Italia S.p.A. began to distribute Bowmore (Islay) single malt Scotch whisky of Morrison Bowmore Distilleries, a subsidiary of Japanese group Suntory on the Italian market.

This agreement completes the Group's Italian offer of whiskies in its portfolio, which includes its own brands Glen Grant (single malt) and Old Smuggler (blended) and the third-party brands distributed by the Group, Jack Daniel's (Tennessee whisky) and Tullamore Dew (Irish whiskey).

Campari Australia

On 1 April 2010, Campari Australia Pty Ltd., the company created at the end of 2009 to manage the distribution of Group products on the Australian market, became operational.

Specifically, the company commenced sales activities for Skyy Vodka, Skyy Blue, Riccadonna and, more generally, the Group's other brands in this market on 1 April 2010, and launched the distribution of Wild Turkey on 1 July 2010.

Previously the Group had used third-party distributors to market its products in Australia.

Extraordinary shareholders' meeting of the Parent Company

On 30 April 2010, the extraordinary shareholders' meeting of Davide Campari-Milano S.p.A. approved a capital increase via a bonus share issue of 290,400,000 new shares with a nominal value of € 0.10 per share and the same characteristics as the ordinary shares outstanding.

The new shares will be issued free of charge to shareholders in the ratio of one new share for each share held, through the use of retained earnings.

Following the bonus issue, the fully paid-up share capital will total € 58,080,000, comprising 580,800,000 ordinary shares with a nominal value of € 0.10 per share.

Ordinary shareholders' meeting of the Parent Company

On 30 April 2010, the ordinary shareholders' meeting of Davide Campari-Milano S.p.A. approved the financial statements for the full year 2009 and agreed the payment of a dividend of € 0.06 per share outstanding following the bonus share issue approved by the extraordinary shareholders' meeting.

At € 0.055 per share, the dividend is 9.1% higher than that paid out for 2008 (before the bonus share issue, the dividend would have amounted to € 0.12 per share, compared with € 0.11 per share for 2008).

The total dividend, calculated on the shares outstanding and excluding own shares (4,245,248 shares) is € 34,593,285.

The shareholders' meeting also:

- appointed, for the three-year period 2010-2012, the new Board of Directors, which comprises Eugenio Barcellona, Enrico Corradi, Luca Garavoglia, Karen Guerra, Thomas Ingelfinger, Robert Kunze-Concewitz, Paolo Marchesini, Marco P. Perelli-Cippo and Stefano Saccardi
- renewed Luca Garavoglia's mandate as Chairman for the three-year period 2010-2012
- appointed the Board of Statutory Auditors, also for the three-year period 2010-2012, comprising Pellegrino Libroia as Chairman, and Enrico Colombo and Carlo Lazzarini as Permanent Auditors
- approved the proposed award of the auditing mandate for the nine-year period 2010-2018 to PricewaterhouseCoopers S.p.A., following expiry of the previous mandate held by Reconta Ernst & Young S.p.A..

Purchase of own shares
From 1 January to 30 June 2010, 2,320,000 own shares were acquired for an average unit price of € 3.99, and 3,889,952 own shares were sold.
At 30 June 2010, the Parent Company held 3,338,288 own shares, equivalent to 0.6% of the share capital.

Sales performance

Overall performance

In the first half of 2010, the Campari Group's net sales totalled € 515.7 million, representing an overall increase of 16.7% compared with the same period of 2009.

On a same-structure basis and at constant exchange rates, organic growth was 8.7%, while external growth rose by 6.1% and exchange rate movements had a positive effect of 2.0%, as shown in the table below.

	€ million	% compared to first half of
- net sales in the first half of 2010	515.7	
- net sales in the first half of 2009	441.8	
Total change	**73.9**	**16.7%**
of which		
organic growth	38.3	8.7%
external growth	26.9	6.1%
exchange rate effect	8.7	2.0%
Total change	**73.9**	**16.7%**

The half year closed, therefore, with good organic sales growth of 8.7%, the result of an extremely positive first quarter (14.5%) and a satisfactory second quarter, in which organic growth was 4.3%, as shown in the table below.

				% change			
		2010	2009	total	organic	external	exchange rate effect
First quarter	€ million	233.6	190.1	43.5	27.5	15.6	0.4
	% change on 2009			22.9%	**14.5%**	8.2%	0.2%
Second quarter	€ million	282.1	251.7	30.4	10.8	11.3	8.3
	% change on 2009			12.1%	**4.3%**	4.5%	3.3%
First half	€ million	515.7	441.8	73.9	38.3	26.9	8.7
	% change on 2009			16.7%	**8.7%**	6.1%	2.0%

Note, however, that in the first half of 2009, sales were hit by the escalation of the financial crisis and the resulting reduction in distributors' stock levels in certain key markets for the Group, such as the US, Brazil and Russia. This phenomenon therefore led to a favourable comparison with the sales figure for last year, which was more marked in the first quarter than in the second.
Even without considering these three markets, which showed extremely high, and to some extent, abnormal growth rates in the period, the Group recorded positive results in the first half of the year for its three main brands, Campari, SKYY Vodka and, most significantly, Aperol.

Average exchange rates had a positive impact of 2.0% on sales in the first half, due mainly to the rise in value of the Brazilian real, which appreciated by 22.4% compared with the average of the first half of 2009.
Conversely, the US dollar only rose significantly in the second quarter, which meant that the average exchange rate for the first half of the year was broadly similar to 2009 (+0.3%), despite the fact that at 30 June 2010 its value was 15.2% higher than in 2009.
The table below, which sets out the average exchange rates of the most important currencies for the Group, shows that, with the sole exception of the Argentine peso, all currencies rose against the euro (although the positive effect on sales was negligible, with the exception of the revaluation of the Brasilian real).

Exchange rates for the period	1 January – 30 June 2010	1 January – 30 June 2009	% change
US$ x € 1 average for the period	1.328	1.332	0.3%
US$ x € 1 exchange rate at 30 June	1.227	1.413	15.2%
BRC x € 1 average for the period	2.387	2.922	22.4%
BRC x € 1 exchange rate at 30 June	2.208	2.747	24.4%
CHF x € 1 average for the period	1.437	1.506	4.8%
CHF x € 1 exchange rate at 30 June	1.328	1.527	14.9%
CNY x € 1 average for the period	9.068	9.103	0.4%
CNY x € exchange rate at 30 June	8.322	9.655	16.0%
GBP x € 1 average for the period	0.870	0.894	2.7%
GBP x € 1 exchange rate at 30 June	0.817	0.852	4.2%
ARS x € 1 average for the period	5.137	4.846	-5.7%
ARS x € exchange rate at 30 June	4.826	5.359	11.0%
MXN x € 1 average for the period	16.829	18.433	9.5%
MXN x € 1 at 30 June	15.736	18.554	17.9%

Wild Turkey and external growth

As regards external growth, the first half of the year benefited significantly from sales relating to the acquisition of Wild Turkey, which amounted to € 30.7 million in the first half of 2010. Since the Group acquired this company at the end of May 2009 and started to consolidate it from 1 June 2009, sales in the first five months of 2010 (totalling € 26.8 million) were considered as external growth while those in June (€ 3.9 million) were included in the organic component of the Group's business.

Note also that in regard to Wild Turkey, changes to the distribution structure on the Australian market (the brand's second-largest market after the US) had a significant impact on sales in the first half of 2010.

As the Group did not have its own sales network in this important market but operated through third-party distributors, the seller, Pernod Ricard, undertook the distribution of this brand for the period from the closing of the acquisition until 1 July 2010.

Campari Australia Pty Ltd., the company created to manage distribution of Group products on the Australian market started to sell Skyy Vodka, Skyy Blue, Riccadonna and, more generally, the Group's other brands in this market from 1 April 2010, and Wild Turkey from 1 July 2010.

In view of the imminent expiry of the distribution agreements, the Group cut back sales of the above-mentioned products in the first half of the year in order to run down stocks on the market and, in this way, simplify the transfer of deliveries of the brands.

As a result, Australian sales of the Wild Turkey brand were modest in the first half of the year, although consumption figures confirm the brand is in excellent health.

The table below gives a full breakdown of external growth, which totalled € 26.9 million, by Group or third-party brand, including the negative effect of € 2.8 million due to the discontinuation of the distribution agreement with Marnier Lapostolle in Italy and Germany, and the positive contribution of the sales of a Group brand, Odessa sparkling wines.

Sales - first half of 2010: breakdown of external growth	€ million
Wild Turkey	26.8
Odessa	1.1
Sub-total - Group brands	**27.9**
Discontinued distribution of the Société des Produits Marnier Lapostolle brand in Italy and Germany	-2.8
Third-party brands in Italy (Icario), Germany (Licor 43) and Brazil (CachaçaSagatiba)	1.0
Co-packing contract for Legui in Argentina	0.9
Sub-total - third-party brands	**-1.0**
Total external growth	**26.9**

Sales by region

Sales in all regions were positive in the first half of the year, albeit at widely varying growth rates, ranging from 46.1% in the Americas to 2.2% in Italy. This marked difference in growth trends significantly changed the relative contribution of the sales of each area compared with the first half of 2009: Italy is still the Group's main market but accounts for only 39.6% of total sales, compared with 45.2% previously, while the Americas increased its contribution from 27.3% in the first half of 2009 to 34.1% at end-June 2010.

	First half 2010		First half 2009		% change
	€ million	%	€ million	%	2010 / 2009
Italy	204.1	39.6%	199.6	45.2%	2.2%
Europe	107.8	20.9%	96.3	21.8%	11.9%
Americas	175.9	34.1%	120.4	27.3%	46.1%
Rest of the world and duty free	27.9	5.4%	25.5	5.8%	9.6%
Total	**515.7**	**100.0%**	**441.8**	**100.0%**	**16.7%**

Since both acquisitions and exchange rates had a significant effect on sales, the performance of each area should be assessed according to the figures in the following table, which shows the impact of organic growth, external growth and exchange rates separately.

Breakdown of % change		% change		
	Total	organic growth	external growth	Exchange rate effect
Italy	2.2%	2.9%	-0.7%	0.0%
Europe	11.9%	11.0%	0.5%	0.4%
Americas	46.1%	24.7%	15.0%	6.4%
Rest of the world and duty free	9.6%	-30.2%	37.6%	2.2%
Total	**16.7%**	**8.7%**	**6.1%**	**2.0%**

Sales in **Italy** increased by 2.2% in the first half of 2010 and, stripping out the negative effect of the discontinued distribution of Grand Marnier, organic growth was 2.9%.
Aperol and Campari put in excellent performances: the particularly favourable trend in the consumption of aperitifs, together with an effective promotional and advertising campaign, enabled the Group to achieve more than satisfactory sales, especially if considered in light of the overall stagnation in consumer spending.
In more general terms, total organic growth in Italy was the result of a good performance by the spirits segment as a whole, which offset the contraction in soft drinks and wines (with the sole exception of Cinzano sparkling wines).

In the rest of **Europe**, total growth was 11.9%, due almost entirely to solid organic growth (11.0%) recorded in all the main markets: Germany, France, Austria, Switzerland and Spain.
Russia also made an extremely significant contribution to sales in the region. In this case too, growth was due to the favourable comparison with sales in the first half of 2009, which were strongly affected by the severe decline in orders following the financial crisis.
Sales in the region also benefited from a modest positive exchange rate effect (0.4%) caused by the rise in the Swiss franc, as well as a positive external growth effect (0.5%) relating to Odessa and Wild Turkey, which offset the decline from the discontinued distribution of Grand Marnier in Germany.

In the **Americas** region, sales grew by a total of 46.1%, due to strong organic growth (24.7%) as well as high external growth (15.0%) and a favourable exchange rate effect (6.4%). In order to assess the results in this region more accurately, trends on the two main markets of the US and Brazil have been analysed separately and are shown in the two tables below.

	First half 2010		First half 2009		% change
	€ million	%	€ million	%	2010 / 2009
USA	115.0	65.4%	86.5	71.8%	33.0%
Brazil	41.0	23.3%	20.6	17.1%	99.1%
Other countries	20.0	11.4%	13.4	11.1%	49.4%
Total	**175.9**	**100.0%**	**120.4**	**100.0%**	**46.1%**

Breakdown of % change		% change		
	Total	organic growth	external growth	exchange rate effect
USA	33.0%	13.3%	19.5%	0.2%
Brazil	99.1%	61.3%	1.7%	36.1%
Other countries	49.4%	41.9%	6.7%	0.8%
Total	**46.1%**	**24.7%**	**15.0%**	**6.4%**

In the **US**, sales grew by 33.0% in the first half of 2010, due both to the substantial contribution of the Wild Turkey acquisition (19.5%) and to double-digit organic growth (13.3%). Note, once again, that the US is one of the markets that particularly benefits from a comparison between the half-yearly results for the two periods under review, given that orders from distributors declined sharply in 2009 as they sought to reduce their stocks and capital commitments.
Moreover, consumption of the Group's spirits in the US market continued to record positive real growth rates, some of which outperformed market trends, although they were considerably lower than the 13.3% achieved by the Group in the first half of last year.
The appreciation of the US dollar had a small but positive effect of 0.2% on Group sales.

In **Brazil**, sales advanced by 99.1% thanks to organic growth of 61.3% and a positive exchange rate effect of 36.1% (due to the strengthening of the Brazilian real).
The favourable comparison with the first half of 2009 was even more pronounced for Brazil than for other markets (e.g. the US and Russia), since in addition to the generalised destocking prompted by the credit crunch, certain adverse circumstances severely affected sales last year.
In particular, sales in the first half of 2009 were affected both by early ordering by wholesalers in the first half of 2008 before the increase in excise duties (IPI) came into effect on 1 January 2009 and the change in the commercial policy implemented by the Group in early 2009, aimed at reducing its dependence on large, individual distributors, which led to a further squeeze on stocks in the distribution channel.

Sales in **other countries in the Americas region** rose by 49.4% in total, thanks to organic growth of 41.9%, which was mainly attributable to the results achieved in Argentina, Mexico and Canada.

It is also worth noting that, following the acquisitions made in 2009, the Group now manages distribution in both Argentina and Mexico through its own sales organisations. This has given the Group better brand management in these markets and enabled it to improve the efficiency of its sales activities.

Sales in the **Rest of the world and duty free** segment, which together account for 5.4% of the Group total, achieved overall growth of 9.6% in the first half of 2010, the combined result of external growth of 37.6% and an organic decline of 30.2%.
Specifically, external growth was attributable to sales of Wild Turkey in the January-May period, achieved predominantly in Australia, Japan and the duty-free channel.
Conversely, the decline in organic growth, as mentioned above, was due to fewer sales to third-party distributors of certain brands (Riccadonna, Skyy Vodka, Skyy Blue and Wild Turkey) as sales activities for these brands were gradually transferred from third parties to Campari Australia Pty Ltd. This decrease, which was not matched by a decline in consumption in the market, was implemented in order to reduce distributors' stock levels ahead of the expiry of the contracts.
Of the Group's other key markets in the Rest of the world, China achieved particularly good sales figures during the period.

Sales by business area
The Group's positive sales performance in the first half of the year (+16.7%) was due to growth in the spirits segment, which more than offset the contraction in the wines and soft drinks segments.
The two tables below show changes in sales by business area and a breakdown of the overall change in each business area by organic growth, external growth and effect of exchange rate movements.

	First half 2010		First half 2009		% change
	€ million	%	€ million	%	2010 / 2009
Spirits	396.5	76.9%	319.3	72.3%	24.2%
Wines	59.1	11.5%	59.8	13.5%	-1.3%
Soft drinks	53.9	10.5%	56.8	12.9%	-5.1%
Other sales	6.1	1.2%	5.8	1.3%	6.1%
Total	**515.7**	**100.0%**	**441.8**	**100.0%**	**16.7%**

Breakdown of % change		% change		
	Total	organic growth	external growth	exchange rate effect
Spirits	24.2%	13.9%	7.8%	2.5%
Wines	-1.3%	-4.0%	1.8%	0.9%
Soft drinks	-5.1%	-5.1%	0.0%	0.0%
Other sales	6.1%	-10.5%	14.7%	1.9%
Total	**16.7%**	**8.7%**	**6.1%**	**2.0%**

Spirits

Sales of spirits totalled € 396.5 million, a rise of 24.2% compared with the first half of last year.

Sales in the spirits segment as a percentage of the Group total increased from 72.3% to 76.9% (it was 73.3% in the full year 2009) due to strong organic growth (13.9%), external growth (7.8%) and, to a lesser extent, the exchange rate effect (2.5%).

As for the Group's main brands, sales of **Campari** rose by 10.3% at constant exchange rates (13.3% at actual exchange rates) in the first half of 2010.
The brand's performance was particularly positive in Italy, but was also good in many key western European markets. The strongest contribution, however, came from Brazil, where the brand was boosted by a favourable comparison with last year (see the previous section, "Sales by region" – Brazil).

The **SKYY** brand, which includes the SKYY Infusions range, closed the first half with growth of 7.6% at constant exchange rates (8.5% at actual exchange rates, due mainly to the strengthening of the Brazilian real).
In the US market, sales rose by 4.7% as a result of moderate growth in SKYY Vodka and the good performance recorded by the Infusions range, a trend that was also confirmed by depletions (sales of distributors to the retail market).

Outside the US, the sales performance remained strong, with double-digit growth in key markets such as Canada, Brazil, Italy and Germany.

Aperol posted another outstanding result (sales up 34.7% at constant exchange rates and 34.8% at actual exchange rates), even managing to surpass its uninterrupted run of double-digit growth over the last few years.

The reason for this excellent performance is that, in addition to continuous double-digit growth on the Italian market (which accounts for around two-thirds of the brand's sales), Aperol has seen exceptional growth in Germany and Austria.

Sales of **Campari Soda,** which are almost entirely concentrated on the Italian market, fell slightly in the first half compared with the previous year (0.6%).

Sales of the **Brazilian brands** Old Eight, Drury's and Dreher posted exceptionally strong organic growth in the first half (63.6%), partly due to the favourable comparison with the first half of 2009. At actual exchange rates, growth was even more impressive (100.1%), thanks to the sharp rise in the value of the Brazilian real.

Combined sales of **Glen Grant and Old Smuggler** rose by 11.5% at constant exchange rates (10.5% at actual exchange rates, due to the impact of the fall in value of the Argentine peso on sales of Old Smuggler).

Glen Grant performed particularly well, thanks to healthy sales in its three main markets of Italy, France and Germany.

Total sales of Old Smuggler grew more slowly; however, in Argentina, its main market, the brand performed very well.

Ouzo 12 posted modest growth in the first half (0.9% at constant exchange rates and 1.0% at actual exchange rates). Its strong performance in Germany offset the decline in the Greek market, which is currently experiencing severe difficulties.

Sales of **Cynar** advanced by 0.2% at constant exchange rates (5.8% at actual exchange rates), due to the combined effects of the brand's positive performance in Italy, a decline in Switzerland and relative stability in Brazil.

X-Rated Fusion Liqueur sales, which are almost entirely concentrated in the US market, fell by 14.1% in local currency (13.8% at actual exchange rates), due to the reduction in stock levels implemented by US distributors. However, consumption of this brand, valued on a moving year basis, remains positive.

Sales of **Cabo Wabo** increased by 77.1% (77.9% at actual exchange rates) in the first six months of the year.
This high growth rate, while proving that consumption of the brand is becoming more popular, must also be assessed in relation to the events that occurred in the first half of 2009. Specifically, the reduction in stock levels of products with a high unit price by US distributors, and the concentration of sales in the bars and restaurants channel, led to a sharp decline in orders, resulting in a particularly favourable basis of comparison in 2010. That said, sales of Cabo Wabo in 2010 benefited from both the effective re-packaging of the product, which now makes it look much more like a premium brand, and a slight price adjustment, introduced to combat the commercial aggressiveness of some competitors.

Of the Group's other spirits brands, sales of **Zedda Piras** and **Aperol Soda** declined in the first half of the year by 2.2% and 4.1% respectively.

Overall, all the main **third-party brands** sold well. In particular:
- sales of Jägermeister, which is distributed on the Italian market, rose by 9.0%
- sales of Jack Daniel's, which is also distributed on the Italian market, grew by 19.0%
- sales of Scotch whisky (Cutty Sark and Morrison Bowmore), which is mainly distributed in the US, increased by 29.0% at constant exchange rates (30.1% at actual exchange rates)
- sales of C&C group brands rose by 11.7% (12.5% at actual exchange rates)
- sales of Suntory brands advanced by 25.7% (26.0% at actual exchange rates)
- sales of Russian Standard vodka, recorded mainly in Germany, Switzerland and Austria, grew by 1.9% (2.4% at actual exchange rates).

Wines

Sales of wines in the first half of 2010 totalled € 59.1 million, a fall of 1.3% compared with the same period of 2009.

The segment benefited from external growth of 1.8%, relating to sales of Odessa sparkling wines in Ukraine that were achieved in the first quarter of the year, and a slight positive exchange rate effect of 0.9%; stripping out these favourable effects, the wines segment experienced an organic decline in sales of 4.0%.

Of the Group's main products, the **Cinzano** brand put in a positive performance in the first half of the year.
Specifically, **Cinzano sparkling wines** posted sales growth of 3.6% (3.8% at actual exchange rates), thanks to a good performance on the Italian market and the pick-up in orders in Russia; this contrasts with a slight decline in sales in Germany, by far the Group's most important market.
Sales of **Cinzano Vermouth** grew by 3.3% (5.2% at constant exchange rates) and, here too, the recovery in the Russian market, which again became the brand's largest market, played a determining role.
Sales of this brand, however, were not concentrated in one area, and posted mixed results across the various markets around the world.

Riccadonna, whose sales are concentrated in Australia, recorded a sharp contraction of 50.1% in the period (46.5% at actual exchange rates). The decline was due entirely to the termination of the relationship with the local distributor on 31 March 2010, which affected orders in the first quarter of 2010 (see comments in the previous section "Sales by region" – Rest of the world).

Conversely, sales of **Mondoro**, whose main market is Russia, were up sharply by 47.0% in the period (45.9% at current exchange rates), again partly due to the recovery in the Russian market following the crisis in 2009, as discussed above.

As for the first-half performance of still wines, sales decreased for all three of the Group's Italian brands in the first half of 2010: **Sella & Mosca** by 5.2%, **Teruzzi & Puthold** by 1.7% and **Cantina Serafino** by 7.5%. Generally speaking, the Group's performance in the wines segment experienced a decline on the domestic market and modest growth in exports.

Soft drinks

In the first half of 2010, sales of soft drinks totalled € 53.9 million, a drop of 5.1% on the same period of 2009.
The unfavourable weather conditions, especially in the second quarter of the year, certainly did not help revive sales in this segment. Moreover, due in part to the strong growth seen in spirits, soft drink sales as a percentage of total Group sales fell from 12.9% in the first half of 2009 to its current 10.5%.

Crodino closed the first half of the year with a fall of 4.3%, attributable mainly to the performance of the off-trade channel, which was hit the hardest by the general slowdown in consumption on the domestic market.

The decline in sales of traditional soft drinks was more marked: the **Lemonsoda** range recorded a fall of 6.1% in the first half; this could, however, be recouped in the second half of the year, partly thanks to the successful launch of the line extensions Lemonsoda Zero and Mojito Soda, while sales of **Crodo mineral waters** dropped by 10.7% compared with the first half of 2009.

Other sales

This minor segment includes revenues from co-packing and sales to third parties of raw materials and semi-finished goods. It represents just over 1% of the Group's total sales.
In the first half of 2010, the segment posted growth of 6.1% versus last year, thanks to significant revenues from the new activity of bottling the liqueur Legui for third parties in Argentina. This external growth in the period offset the lower sales of malt distillate produced and sold in Scotland by Glen Grant Distillery Company Ltd.

Income statement

The Group closed the first half of 2010 with positive financial results, which showed good growth in all profitability indices, including EBIT.
Excluding the positive effects relating to the acquisition of Wild Turkey and the favourable exchange rate effect, EBIT grew by 14.1%, in organic terms, compared with the first half of 2009.
Moreover, as fully commented on several times in the previous section on sales, the first half of the year benefited from a particularly favourable basis of comparison with 2009, given that the negative effects of the financial crisis that erupted at the end of 2008 were particularly severe in the first half of that year.

	First half 2010		First half 2009		change
	€ million	%	€ million	%	%
Net sales	515.7	100.0	441.8	100.0	16.7
Cost of goods sold after distribution costs	(216.1)	-41.9	(192.9)	-43.7	12.0
Gross profit after distribution costs	299.6	58.1	248.9	56.3	20.4
Advertising and promotional costs	(90.0)	-17.5	(72.0)	-16.3	25.0
Contribution margin	209.5	40.6	176.9	40.0	18.5
Structure costs	(93.6)	-18.1	(78.5)	-17.8	19.2
EBIT before one-offs	116.0	22.5	98.4	22.3	17.9
One-offs: income and charges	(1.6)	-0.3	(1.6)	-0.4	-
EBIT	114.4	22.2	96.8	21.9	18.2
Net financial income (charges)	(16.4)	-3.2	(9.4)	-2.1	75.0
One-offs: charges	-	0.0	(3.9)	-0.9	-100.0
Portion of profit (loss) relating to companies valued at equity	(0.2)	0.0	(0.3)	-0.1	-
Put option charges	(0.2)	0.0	-	0.0	-
Profit before taxes and minority interests	97.7	18.9	83.3	18.9	17.3
Taxes	(28.2)	-5.5	(23.0)	-5.2	22.9
Net profit	69.5	13.5	60.3	13.7	15.2
Minority interests	(0.2)	0.0	(0.2)	0.0	-
Group net profit	69.3	13.4	60.1	13.6	15.2
Total depreciation and amortisation	(12.6)	-2.4	(10.7)	-2.4	17.7
EBITDA before one-offs	128.6	24.9	109.1	24.7	17.9
EBITDA	127.0	24.6	107.5	24.3	18.1

Net sales for the first half of the year were € 515.7 million, a rise of 16.7% on last year, thanks to robust organic growth (8.7%), healthy external growth (6.1%) and a positive exchange rate effect (2.0%). For more details on these effects and on sales by region and business area, please refer to the sales performance section above.

The total **cost of goods sold** increased by 12.0%, a rate considerably lower than sales growth (16.7%); as a percentage of sales, it fell by 180 basis points, from 43.7% in 2009 to 41.9% in the first six months of 2010.
This improvement in the cost of goods sold was attributable to the combined effect of three positive factors, set out below.
First, the sales mix in the first half of the year was considerably better than in 2009; the most profitable segment – spirits – recorded a rise of 24.2%, while the rest of the Group's sales (wines, soft drinks, etc.) saw an overall decline of 2.7%. Specifically, the only change to the basis of consolidation in the spirits sector, which related to Wild Turkey, led to a reduction of 40 basis points in the cost of goods sold as a percentage of sales.
Second, rising raw materials prices, which although expected to be fairly limited on an annual basis, normally affect the cost of goods sold less in the first half of the year than the second. This is due both to the use in the first half of the year of inventory stocks built up at more advantageous prices, and to the fact that annual price changes for these materials are introduced from July onwards.
Third, strong sales growth led to a proportional decrease in fixed production and logistics costs, and thus had a positive impact on the cost of goods sold as a percentage of sales.

Gross profit, which came in at € 299.6 million, grew by 20.4%, rising more than sales (16.7%) due to the lower cost of goods sold.

Advertising and promotional costs stood at € 90.0 million, substantially higher than in the first half of 2009, both in absolute terms (25.0%) and as a percentage of sales, rising from 16.3% to 17.5%.
Once again, we should note that 2009 was affected by the particularly unsettled outlook at the start of the year and the huge uncertainty in short-term forecasts, which influenced some advertising investment decisions in the first few months. Note, also, that advertising returned to considerably higher levels in the second half of 2009, closing the year at 17.0% of sales.
Investment is expected to be more balanced in the two halves of 2010, and is likely to reach an annual percentage of sales of between 17.5% (the level reached in June) and 18.0%.

The **contribution margin** came to € 209.5 million in the first half of 2010, representing an overall advance of 18.5% on last year, broken down as follows:
- organic growth of 10.4%
- external growth of 6.7%
- favourable exchange rate effect of 1.4%

Structure costs, which include sales and general and administrative expenses, increased by 19.2% overall, rising as a percentage of sales from 17.8% to 18.1% in the first half of 2010.
The substantial increase in the absolute value of structure costs (19.2%) includes a sizeable external growth effect amounting to 11.1%, more than half of total growth. This external growth effect was partly due to the new operating subsidiaries in Belgium and Ukraine, which were consolidated on 1 April 2009, but mainly to the acquisition of Wild Turkey; this had a limited effect on structure costs in the US but led to the establishment of a new company in Australia.
Campari Australia Pty Ltd., which was created at the end of 2009 to directly manage the sales of Wild Turkey in this important market (and some of the Group's other brands), commenced operations on 1 April 2010. For the purposes of analysing the results, by separating the organic growth of existing structure costs from those relating to external growth, the Group decided to identify all the structure costs for the new Australian company in 2010 and charge them to external growth.
The rise in average exchange rates also had an impact of 2.3% on the increase in structure costs, which on a same-structure basis and at constant exchange rates, showed organic growth of 5.7%.

EBIT before one-offs was € 116.0 million, a rise of 17.9% compared with last year. Net of changes in the basis of consolidation (3.2%) and exchange rate effects (0.6%), this profitability indicator grew by 14.0%.

One-offs showed a net negative balance of € 1.6 million, chiefly due to provisions for risks and future liabilities of € 3.9 million, restructuring costs of € 1.9 million, other miscellaneous costs of € 0.6 million and income of € 4.8 million relating to the adjustment to fair value of a payable posted to the balance sheet for the payment of put options and earn outs.
In 2009, the item showed a net negative balance of € 1.6 million, essentially due to extraordinary allocations to restructuring reserves and other provisions for risks.

EBIT was € 114.4 million in the first half of 2010, an improvement of 18.2% compared with the same period of 2009. Excluding the positive effects of external growth (3.4%) and exchange rate movements (0.8%), Group EBIT recorded organic growth of 14.1%.
The EBIT margin (EBIT as a percentage of sales), came in at 22.2%, a slight increase (30 basis points) on the 21.9% recorded in the first half of 2009: in summary, the lower cost of goods sold enabled the Group to increase investment in advertising and promotions (which rose as a percentage of sales by 120 basis points, and in absolute terms by 25.0%) and to support the costs of the new business operation on the Australian market, both of which led to a slight improvement in profitability.

Total **depreciation and amortisation** for the period was € 12.6 million, a rise on the € 10.7 million recorded in the first half of 2009. This was due in part to the new industrial assets acquired in the first half of that year, namely the Odessa production unit in Ukraine in April and the Wild Turkey distillery in June.
However, since the large increase in depreciation and amortisation in percentage terms (17.7%) was in line with the changes in the EBIT before one-offs, EBIT and EBITDA figures, it increased by a similar rate in both periods

under comparison. In more detail, **EBITDA before one-offs** increased by 17.9% (17.1% at constant exchange rates) to € 128.6 million, while **EBITDA** rose by 18.1% (17.3% at constant exchange rates) to € 127.0 million.

Net financial income and charges stood at € 16.4 million in the first half of 2010, substantially higher than the € 9.4 million recorded in the same period of 2009.
The increase was associated with both the rise in the Group's average net debt in the first half of 2010 (€ 618.5 million versus € 401.4 million in the first six months of 2009) and the higher average cost of the debt. The average cost of debt in the first half of the year rose compared with 2009, due to an increase in the proportion of fixed-rate debt as well as negative carry (the difference between the cost of debt and the return on short-term liquid investments) in respect of the Group's significant cash reserves.
Net interest in the first half of 2010 was € 16.4 million, and included exchange rate gains of € 2.1 million; the net cost of financial interest in the first half of 2010 was therefore € 18.5 million, with an average cost of debt of 6.0% (or 5.3% including exchange rate gains).
In the first half of 2009, the Group incurred one-off financial charges of € 3.9 million relating to the structuring of the financing for the Wild Turkey acquisition. These charges were shown separately in the income statement.

The Group's portion of **profits or losses of companies valued at equity** showed a negative balance of € 0.2 million, compared with a negative balance of € 0.3 million in the same period last year.
The companies valued at equity in 2010 are trading joint ventures that distribute products made by the Group and its partners in the Netherlands and India.

Charges for put options were € 0.2 million in the first half of 2010, compared with no charges last year. This item relates to the portion of profit attributable to minority shareholders, that is the 20% realised by Cabo Wabo, LLC, the company that owns the Cabo Wabo brand.

Profit before tax and minority interests rose by 17.3% (16.0% at constant exchange rates) compared with the first half of 2008, to € 97.7 million.

Tax (deferred and current) was € 28.2 million, which was higher than the 2009 figure in both absolute terms (an increase of € 5.2 million) and as a percentage of pre-tax profit.
This item also includes a component for permanent deferred taxes recorded on the balance sheet for the purposes of cancelling out the effect of the tax-deductibility of amortisation on goodwill and trademarks permitted by local legislation. The first half of 2010 includes a greater liability for such deferred taxes (up from € 6.9 million in 2009 to € 10.3 million), relating to the amortisation of the brands and goodwill of Wild Turkey in the US.

Net profit before minority interests was € 69.5 million, an advance of 15.2% on 2009 (13.5% at constant exchange rates).

Minority interests for the first half of 2010 were low, at € 0.2 million, and the same as last year.

Group net profit was € 69.3 million, a rise of 15.2% (13.6% at constant exchange rates) compared to the same period of 2009.
The ratio of Group net profit to sales showed profitability of 13.4%.

Profitability by business area

The Campari Group's main unit of analysis is business segment, where its results are broken down into spirits, wines, soft drinks and other sales. An analysis of the financial results for each of these four business areas is therefore shown below.

The income statement figure used by the Campari Group to represent the profitability of its business areas is the contribution margin, which is the margin generated by sales after the cost of goods sold (including all logistics costs) and advertising and promotional costs.
The table below summarises the contribution of each segment to the Group's total contribution margin, which in the first half of 2010 was € 209.5 million, an increase of 18.5% versus the same period of 2009.

Contribution margin	First half 2010		First half 2009		2010/2009
	€ million	% of total	€ million	% of total	% change
Spirits	171.1	81.6%	140.9	79.6%	21.4%
Wines	15.3	7.3%	13.9	7.8%	10.1%
Soft drinks	22.0	10.5%	21.4	12.1%	2.8%
Other	1.3	0.6%	0.8	0.4%	59.7%
Total	**209.5**	**100.0%**	**176.9**	**100.0%**	**18.5%**

The portion of profits generated by spirits, which in the first half of 2010 accounted for 81.6% of the Group's total contribution margin, increased further on the percentage of 79.6% recorded for the same period in 2009.
This trend reflects, at even higher levels, the earlier analysis of sales performance, with the spirits portion rising by 24.2% and accounting for 76.9% of the Group total.
The tables below show a summary income statement for each segment, with an analysis of organic growth, external growth and the exchange rate effect.

Spirits

The excellent sales performance achieved by the spirits segment in the first half of the year, which rose by a total of 24.2%, is also reflected in profitability; gross profit rose by 24.9% and the contribution margin by 21.4% (€ 171.1 million).
The slight positive change in gross profit (the percentage of sales rose by 40 basis points compared with 2009) was due to the improvement in the cost of goods sold (see the comments in the previous section, "Income statement").
Conversely, the segment's lower percentage of the contribution margin was due to the more than proportional but positive increase in advertising.

Income statement: spirits	First half 2010		First half 2009		2010/2009
	€ million	% of sales	€ million	% of sales	change %
Net sales	396.5	100.0%	319.3	100.0%	24.2%
Gross profit after distribution costs	250.1	63.1%	200.2	62.7%	24.9%
Contribution margin	**171.1**	**43.1%**	**140.9**	**44.1%**	**21.4%**

A breakdown of total growth shows how the increase in organic growth, i.e. the results of Aperol, Campari, SKYY Vodka and the Brazilian brands, had a greater effect than external growth, which was chiefly generated by the Wild Turkey acquisition: organic growth in the contribution margin for spirits was 11.7%, compared with external growth of 8.3%.

Analysis of growth	% change Total	organic growth	change growth	exchange rate effect
Net sales	24.2%	13.9%	7.8%	2.5%
Gross profit after distribution costs	24.9%	14.3%	8.9%	1.7%
Contribution margin	**21.4%**	**11.7%**	**8.3%**	**1.4%**

Wines

The wines segment exhibited a more pronounced reduction in gross profit (3.1%) and growth in the contribution margin (10.1%), which rose to € 15.3 million, as a result of a slight decline in sales (1.3%).

The cost of goods sold as a percentage of sales rose by over 70 basis points compared with last year, as the segment did not benefit from the industrial efficiency associated with higher sales volumes (as was the case for spirits). It also included a new business (Odessa sparkling wines), which is less profitable than the segment average. Conversely, the contribution margin for the segment rose both in absolute terms and as a percentage of sales (270 basis points), due to the considerable reduction in advertising spending in the first half of the year.

Income statement: wines	First half 2010		First half 2009		2010/2009
	€ million	% of sales	€ million	% of sales	change %
Net sales	59.1	100.0%	59.8	100.0%	-1.3%
Gross profit after distribution costs	21.2	35.9%	21.9	36.6%	-3.1%
Contribution margin	**15.3**	**25.9%**	**13.9**	**23.2%**	**10.1%**

An analysis of the effects of the three elements of growth shows that the external component (Odessa sparkling wines), although having only a marginal impact on sales (1.8%), made a smaller contribution (just 0.6%) to the rise in gross profit. As regards the organic component, sales of the Group's brands varied widely during the six months: Cinzano and Mondoro posted modest and strong growth respectively, while Riccadonna and still wines declined, sharply in the case of Riccadonna. The fall in gross margin (5.4%), which was greater than that recorded for sales, was a natural corollary of this varied performance.
Positive exchange rate movements, which accounted for 2.4%, had a negligible effect on the final profitability of the wines segment.

Analysis of growth	% change Total	organic growth	external growth	exchange rate effect
Net sales	-1.3%	-4.0%	1.8%	0.9%
Gross profit after distribution costs	-3.1%	-5.4%	0.6%	1.7%
Contribution margin	**10.1%**	**6.7%**	**1.0%**	**2.4%**

Soft drinks

As regards the profitability of this business area, sales fell by 5.1% in the first half of 2010. In contrast, however, both gross profit and the contribution margin saw growth in the period.
Crodino, the segment's most profitable brand, recorded a decline in sales volumes, but to a much lesser extent than that of soft drinks and mineral waters. This explains the improvement in gross profitability (430 basis points) across the segment as a whole.
The contribution margin of soft drinks, totalling € 22.0 million (40.7% of sales), therefore increased in absolute terms (2.8%) but to a lesser extent than gross profit (3.8%), given that advertising and promotional expenses for Crodino rose both in absolute terms and as a percentage of sales.

Income statement: soft drinks	First half 2010		First half 2009		2010/2009
	€ million	% of sales	€ million	% of sales	change %
Net sales	53.9	100.0%	56.8	100.0%	-5.1%
Gross profit after distribution costs	26.9	50.0%	26.0	45.7%	3.8%
Contribution margin	**22.0**	**40.7%**	**21.4**	**37.6%**	**2.8%**

Other sales

The contribution margin for this minor segment, which includes sales of raw materials, and semi-finished and finished goods to third parties, was € 1.3 million, and represented 20.4% of sales, which totalled € 6.1 million.
The figures are very small in absolute terms, which means that percentage changes, even large ones, are not significant.

Income statement: other sales	First half 2010		First half 2009		2010/2009
	€ million	% of sales	€ million	% of sales	change %
Net sales	6.1	100.0%	5.8	100.0%	6.1%
Gross profit after distribution costs	1.3	21.6%	0.8	14.1%	62.8%
Contribution margin	**1.3**	**20.4%**	**0.8**	**13.6%**	**59.7%**

Two events affected the results of the first half of the year.

A new production contract for third parties came into force in Argentina, which led to increased sales of 14.7% and a 10.6% improvement in the segment's profit (shown as external growth).
Sales to third parties of malt distillate produced by the Glen Grant Distillery slowed, generating an organic decline of 10.5%. The figures also show an increase in gross profit and the contribution margin, which while significant in terms of percentage changes, are minimal in absolute terms, as a result of lower production costs.

Analysis of growth	% change Total	organic growth	external growth	exchange rate effect
Net sales	6.1%	-10.5%	14.7%	1.9%
Gross profit after distribution costs	62.8%	46.1%	10.2%	6.5%
Contribution margin	**59.7%**	**42.4%**	**10.6%**	**6.7%**

Financial situation

Cash flow statement

The table below shows a simplified and reclassified cash flow statement (see the section containing the financial statements for the full cash flow statement).
The main reclassification is the exclusion of cash flows relating to changes in short-term and long-term debt, and in investments in marketable securities: in this way, the total cash flow generated (or used) in the period corresponds to the change in net debt.

	First half 2010 € million	First half 2009 € million
Operating profit	114.4	96.8
Depreciation and amortisation	12.6	10.7
Other non-cash items	3.8	1.3
Changes in non-financial assets and liabilities	(0.7)	(7.4)
Taxes paid	(33.3)	(8.1)
Cash flow from operating activities before changes in working capital	96.9	93.3
Changes in net operating working capital	(3.7)	91.0
Cash flow from operating activities	93.2	184.4
Net interest paid	(16.4)	(11.7)
Cash flow used for investment	(35.9)	(32.4)
Free cash flow	40.8	140.2
Acquisitions	0.0	(432.1)
Other changes	(2.6)	(1.1)
Dividend paid out by Parent Company	(34.6)	(31.7)
Total cash flow used in other activities	(37.2)	(464.9)
Exchange rate differences and other changes	(31.1)	(26.6)
Change in net debt due to operating activities	(27.5)	(351.3)
Payables for exercise of put option and potential earn-out payment	2.1	2.7
Total net cash flow for the period = Change in net debt	**(25.4)**	**(348.6)**
Net debt at the start of the period	(630.8)	(326.2)
Net debt at the end of the period	(656.2)	(674.8)

Free cash flow in the first half of 2010 was € 40.8 million: cash flow from operating activities was € 93.2 million, which was partly offset by the payment of net financial interest of € 16.4 million and net investment of € 35.9 million.
The main reasons behind the reduction in cash flow compared to the previous year, when the free cash flow was € 140.2 million, in spite of the increase in operating profit, depreciation and amortisation (EBITDA), which rose by a total of € 19.5 million in the first half of 2010, are explained below:
- a € 25.2 million increase in taxes paid in the first six months of 2010, following early payment of the taxes for the Parent Company and its Italian subsidiaries
- the increase in operating working capital, which rose by € 3.7 million during the six-month period, whereas at June 2009 this item had fallen by € 91.0 million, partly as a result of the launch of a scheme to factor receivables on a non-recourse basis and partly due to a change in the commercial policy of the Brazilian subsidiary (see the section below for detailed analysis of operating working capital)

- higher net investment during the half-year period of € 35.9 million, compared to € 32.4 million last year: the main investments in the first half of 2010 include € 7.0 million for the new distillery of Rare Breed Distilling, LLC and € 12.8 million for the new plant of Campari do Brasil Ltda., in addition to the usual investments in plant and machinery at the Group's manufacturing units

Cash flow used in other activities was € 37.2 million, compared to a figure of € 464.9 million in 2009, which included the acquisitions made in that period (the most significant of which was Wild Turkey). In 2010, this item relates almost entirely to the dividend paid by the Parent Company of € 34.6 million, higher than that paid in the previous period (€ 31.7 million)

Exchange rate differences and **other changes** had a negative impact of € 31.1 million on net cash flow for the period, and relate mainly to exchange rate differences on net operating working capital of € 33.1 million.

In the first half of 2010, there was a net reduction of € 2.1 million in financial payables relating to the exercise of put options and earn-out payments, which are not associated with any cash flows, following updates to the estimated value of these future payables.
More information on payables for put options and earn-outs can be found in the section entitled "Breakdown of net debt".

Net cash flow used in the first six months of 2010, which corresponds to the increase in the Group's net debt, was € 25.4 million.

Breakdown of net debt

At 30 June 2010, consolidated net debt stood at € 656.2 million, or € 25.4 million higher than the € 630.8 million registered at 31 December 2009.
The table below shows how the debt structure changed between the beginning and end of the period.

	30 June 2010	31 December 2009
	€ million	€ million
Cash and cash equivalents	142.4	129.6
Payables to banks	(13.2)	(17.3)
Real estate lease payables	(3.3)	(3.3)
Short-term portion of private placement	(6.8)	(5.8)
Other deposits and financial receivables and payables	141.2	(6.9)
Short-term net cash position	260.3	96.4
Payables to banks	(0.4)	(0.9)
Real estate lease payables	(4.7)	(6.3)
Private placement and bond	(900.6)	(861.8)
Other financial receivables and payables	4.1	158.7
Medium-/long-term net debt	(901.6)	(710.3)
Debt relating to operating activities	(641.3)	(613.9)
Payables for the exercise of put options and earn-out payments	(14.9)	(16.9)
Net debt	(656.2)	(630.8)

In terms of the structure of the Group's net debt, at the end of the half-year period the short-term cash position improved by € 163.9 million and medium- to long-term net debt increased by € 191.3 million. This change is mainly due to the reclassification of term deposits maturing in March 2011, amounting to € 155.0 million, from medium-long-term financial receivables to short-term financial receivables.
The € 27.4 million increase in net debt relating to operating activities includes the negative effects of the strengthening of the US dollar between 31 December 2009 and 30 June 2010, which resulted in an increase of net debt of € 30.3 million.
In addition, the Group's net debt includes a financial payable relating to the possible recognition of earn-outs connected to the X-Rated Fusion Liqueur and Cabo Wabo brands, and the exercise of put options by the minority shareholders of Cabo Wabo.
The payable for put options and earn-outs is € 2.1 million lower than at 31 December 2009. This figure includes a reduction of € 4.8 million to adjust the value of the put options and earn-outs to the new estimates, which was

recorded in the income statement as income, while the strengthening of the dollar during the period and the effects of discounting led to an increase in the payable of € 2.7 million.
After 30 June 2010, the Group purchased the minority stakes in Cabo Wabo, LLC through the early exercise of the options in question (see the section entitled "Events taking place after the end of the period" for more information).

Group balance sheet

The Group's summary balance sheet is shown in the table below in reclassified format, to highlight the structure of invested capital and financing sources.

	30 June 2010	31 December 2009
	€ million	€ million
Fixed assets	1,701.0	1,519.8
Other non-current assets and liabilities	(98.7)	(77.4)
Operating working capital	365.8	328.5
Other current assets and liabilities	(87.2)	(94.1)
Total invested capital	1,881.0	1,676.8
Shareholders' equity	1,224.8	1,046.0
Net debt	656.2	630.8
Total financing sources	1,881.0	1,676.8

Invested capital at 30 June 2010 was € 1,881.0 million, an increase of € 204.2 million compared with 31 December 2009.
The two most significant changes were as follows:

- an increase in fixed assets of € 181.2 million as a result of rises in tangible fixed assets of € 40.7 million and intangible fixed assets of € 140.6 million, with the latter significantly affected by the impact of exchange rate differences on the Group's goodwill and brands denominated in foreign currency
- an increase in operating working capital of € 37.2 million, which represents an increase of just € 3.7 million at constant exchange rates, as shown in the next section

The Group's financial structure remained largely unchanged from 31 December 2009: its debt-to-equity ratio at the end of the period was 53.6%, compared with 60.3% at 31 December 2009.

Operating working capital

The table below shows figures at 30 June 2010, 31 December 2009 and 30 June 2009; operating working capital is shown, for each period, as a proportion of sales over the previous 12 months.

	30 June 2010	31 December 2009	Change	30 June 2009	Change
	€ million	€ million	€ million	€ million	€ million
Receivables from customers	233.3	236.2	(2.8)	216.7	16.7
Inventories	316.0	271.4	44.6	263.2	52.9
Payables to suppliers	(183.6)	(179.1)	(4.5)	(197.8)	14.2
Operating working capital	**365.8**	**328.5**	**37.2**	**282.0**	**83.7**
Sales - previous 12 months	1,082.3	1,008.4	73.9	952.4	129.9
Working capital as % of sales in the previous 12 months	33.8	32.6		29.6	

Operating working capital at 30 June 2010 was € 365.8 million, an increase of € 37.2 million compared with 31 December 2009. Stripping out the exchange rate effect of € 33.1 million mainly attributable to the strengthening of the US dollar and the Brazilian real, the increase in operating working capital in the period was only € 4.1 million. In the cash flow statement to 30 June 2010, this change (€ 4.1 million) is partially adjusted to take into account payables to suppliers of fixed assets, which were reclassified to investment activities. Organic growth in working capital as stated in the cash flow statement is therefore € 3.7 million.

This organic increase is also linked to seasonal factors, which lead to a rise in inventories between December and June, offset by a reduction in the value of trade receivables and an increase in payables to suppliers.
At 30 June 2010, operating working capital amounted to 33.8% of net sales in the previous 12 months, higher than the 32.6% at 31 December 2009.
There are two factors that partly distort these figures in the periods being compared. Firstly, the Group launched its subsidiary Campari Australia Ltd during the first half of 2010, causing the Group's working capital to increase as a result of the initial working capital of € 8.9 million required to start the company's activities, mostly comprising stock bought back from third-party distributors. Stripping out this effect, the Group's working capital would have decreased by € 5.2 million compared to 31 December 2009. Furthermore, the percentage of sales figure at 30 June 2010 is more heavily penalised by exchange rates than the figure at 31 December 2009: the spot rate at the end of the period, which affects working capital, was significantly higher than the average exchange rates over the past 12 months, which affect net sales.
The comparison with the figure at 30 June 2009 shows that operating working capital increased by € 83.7 million, of which € 34.5 million is attributable to the exchange rate effect, € 8.9 million to Campari Australia Ltd and € 40.3 million to organic growth in the business.
When calculated as a proportion of net sales in the previous 12 months, operating working capital at 30 June 2009 represents a lower percentage (29.6%): this comparison between the two periods further emphasises the distortive effect mentioned earlier caused by comparing exchange rates at the end of the period with average exchange rates.

Dealings with related parties

The Group's dealings with related parties form part of ordinary operations and are governed by market conditions. Full details of transactions with related parties in the six-month period are detailed under note 29 of the condensed version of the half-year report.

Events taking place after the end of the period

Acquisition of 20% stake in Cabo Wabo

Following the agreement already reached between the parties in previous months, on 30 July 2010 an agreement was signed with the minority shareholder of Cabo Wabo for the early exercise of the put and call options on 20% of Cabo Wabo LLC and Red Fire Mexico, S. de R.L. de C.V.
These put and call options were granted in January 2008 at the same time as the acquisition of an 80% stake in the Cabo Wabo brand.
The original contract stipulated that the options could be exercised during two windows – 15% of the shares in 2012 and the remaining 5% in 2015 – at a price for each tranche set on the basis of the average profits for the three previous years.
The acquisition of the entire 20% has now been completed at a price of US$ 11.0 million and includes an earn-out payment for the seller based on sales volumes for the Cabo Wabo brand for the three years after the conclusion of the agreement, the estimated value of which is US$ 4.0 million.
in the consolidated financial statements at 31 December 2009, the payable for Cabo Wabo put option was recorded at a value corresponding to US$ 20.0 million. Therefore, the total value of the transaction (share purchase and earn out) is US$ 5.0 million lower than the previous estimate.

Production and sale of Cinzano in Argentina

On 23 July 2010, an agreement was signed for the early termination of the licence granted by Davide Campari - Milano S.p.A. to Cepas Argentina S.A.
The licence agreement, signed at the start of 2000 following the acquisition of the Cinzano brand by the Campari Group, granted Sava S.A.I.C.E.Y.A. (which was later merged into Cepas Argentina S.A.) the right to produce and market Cinzano in Argentina until 2026.
The parties agreed a sum of € 11.0 million for the early release of the right to produce and market Cinzano, which will be paid by 31 August 2010.
From 1 September 2010, Cinzano will be marketed by Sabia S.A., a company bought by the Campari Group in November 2008 and now wholly owned. Later, following a transition phase of no more than 12 months, Sabia S.A. will also take over responsibility for the production of Cinzano brand products.

Argentina is the largest market in the world for sales of Cinzano vermouth by volume: with more than 6 million litres sold in 2009, Cinzano is the number two brand in the country's crucial aperitifs segment.

Amendments to the conditions of the bond [Note Purchase Agreement] issued on 16 July 2003

On 2 August 2010, a meeting was held for holders of the bonds issued by Davide Campari-Milano S.p.A. on 16 July 2003 and placed exclusively with foreign institutional investors on the US market. The bondholders' meeting approved changes to certain conditions of the bonds, in particular to allow the company, in the event of significant acquisitions, to reach and maintain a higher maximum level of debt, in return for the payment of a higher rate of interest over the corresponding periods.
The two private placements issued in the US by Redfire, Inc. in 2002 and 2009 have also been brought into line with the new conditions.

Merger of Campari Italia S.p.A.

In order to streamline the number of companies in the Group and to make the Group's financial and balance sheet structure more efficient and functional by combining manufacturing and commercial activities, on 4 August the Board of Directors, as well as approving this report, also approved the proposed merger of Campari Italia S.p.A. into Davide Campari-Milano S.p.A.
The company being merged is already wholly owned by the Parent Company executing the merger.

Outlook

The results for the first six months of the year were undeniably good, thanks to the positive trend in consumption of the Group's main products.
However, as was mentioned earlier in this report, the first half of 2010 benefited from a favourable comparison with the results for the same period of the previous year, which were dragged down by the worsening financial crisis and the resulting lack of liquidity, leading to a reduction in stock levels at distributors in some of the Group's key markets.

Turning to the second half of the year, the risks and opportunities are broadly balanced overall, and should enable satisfactory results to be achieved for the year: on the one hand, the factors described above that were behind the good results of the first six months are expected to gradually weaken; on the other, the positive overall trend in consumption of the Group's main brands is expected to continue.
In addition, potential risks include:

- the weakening, in the second half of the year, of the positive mix effect on sales seen in the first six months (sales of aperitifs are normally concentrated in the first two quarters of the year)
- the competitiveness of the vodka market in the US
- an increase in the cost of materials, with low costs having a favourable impact on the first half of the year
- the fact that 2010 is the first year of operations for the new company Campari Australia Pty Ltd., and will therefore inevitably be a year of adjustment and transition

Opportunities include:

- strong growth in consumption of the Group's main products in western Europe
- the gradual return to growth in consumption in eastern Europe
- the good performance of the Brazilian market, with Skyy Vodka growing rapidly
- Aperol's explosive growth on international markets, especially Germany and Austria
- the success of recent product development initiatives in the US, such as Skyy Infusions, Espolon tequila and the new packaging for Cabo Wabo

In light of the above, the reasonably optimistic expectations expressed at the beginning of the year can be confirmed for the whole of 2010.

Investor information

International economy

The upturn in the global economy that started last summer continued through early 2010, although the rates of recovery were not uniform: growth was strong in emerging economies and held up well in the US and Japan, but remained low in Europe, where activity was buoyed by expansive economic policies and by the stock cycle, as private consumption gradually started to recover. Among emerging economies, Asia and Brazil enjoyed very high growth rates, while growth also increased in Russia and other central and eastern European countries. The latest economic indicators suggest that the global economy continued to expand in the second quarter of 2010 at a rate not far from that recorded during the first quarter. However, the most recent projections by international organisations and analysts are showing a slowdown in growth over the next few months. The performance of the global economy is still partly dependent on the expansive policies introduced to combat the crisis and is held back by the unfavourable labour market conditions and recurring tensions on the financial markets. In the eurozone, GDP grew by just 0.2% qoq in the first quarter of 2010, following the modest 0.1% growth recorded in 2009. Economic activity was largely sustained by restocking. Stripping out this component, domestic demand was down once more and private consumption stagnated again. According to economic indicators, activity strengthened significantly in the second quarter, supported mainly by export demand.

GDP in Italy grew 0.4% in the first quarter of 2010, with the largest contribution coming from exports. In contrast, domestic demand remained weak. Economic indicators suggest that Italy should also see growth in the second quarter, once again buoyed by exports.

In the first quarter of 2010, US GDP grew 2.7%, down on the figure of 5.6% recorded in the previous quarter. Economic activity was boosted by the stock cycle and higher levels of private consumption, which grew by 3%. In the second quarter, GDP growth followed a similar trend to that seen in the first.

The margins of uncertainty regarding the international recovery remain broad, in either direction: emerging economies could accelerate further, but if they overheat this would trigger the implementation of restrictive policies; in advanced economies the crucial question will be how well the internal components of demand hold up once the stimulus measures introduced by governments at the start of the crisis are phased out. Similar uncertainty surrounds the outlook for the Italian economy.

Financial markets

In the second quarter of 2010, despite the gradual improvement in economic conditions, there were serious tensions on the financial markets, triggered by concerns about the sustainability of Greek public debt. In a climate of heightened risk aversion, volatility increased dramatically and the main stock indices lost on average 10% of their value between the middle of April and the end of the month.

Specifically, in the first six months of 2010, the MSCI Pan-Europe index closed down 5.3%, while in Italy the FTSE MIB fell by 16.9%, and the FTSE Italia All Shares lost 16.0% of its value. In the US, the S&P 500 was down by 7.6% in the first half of 2010.

Premiums for corporate issues increased for all risk categories and in all major countries. The sudden deterioration in market confidence sparked by the sovereign debt crisis in a number of eurozone countries led to a rebalancing of portfolios towards investments regarded as safe, resulting in a significant drop in the yields of government bonds issued by those countries deemed to be least risky. In response to these scares, the European Union launched an impressive financial support mechanism; moreover, many countries adopted or announced austerity measures to repair their public finances.

In the second quarter of 2010, the heightened uncertainty regarding the prospects for global growth brought greater volatility to oil prices. Finally, taking a look at the major currencies, the dollar has gained around 6% against the euro since April, buoyed by the more positive economic outlook and by investors' desire to hold safer and more liquid assets.

Spirits segment and Campari shares

From the first quarter of 2010, spirits companies have shown signs of recovery in terms of business performance, thanks in part to a favourable basis of comparison with the year before. Stock market expectations regarding the prospects for the sector over the coming months remain positive, insofar as the various performance indicators for the companies point towards a trend of stabilisation and improvement.

In the first six months of 2010, the performance of spirits companies' share prices was supported by several factors, including:

- the appreciation of the US dollar against the euro and the pound: this had a favourable impact on the companies' performance as a result of their strong expansion into the US market. This means that the dollar represents a substantial part of not just the spirit companies' revenues but also their profits
- stabilisation and first signs of recovery on the US market: in this crucial market, the fears linked to the slowdown in consumer spending, particularly in the on-trade channel, have diminished considerably. Indeed, the market still offers good long-term growth potential thanks to the strength of its fundamentals, including demographics and consumer habits
- destocking in the distribution channels has run its course: this has resulted in a very favourable basis of comparison with the previous period, particularly in the first few months of the year. The signs of recovery are particularly strong for companies operating in the premium segments of the sector, as these were also worst affected by destocking during 2009
- certain emerging markets, particularly in Asia, are experiencing a phase of extreme dynamism: spirit companies with greater exposure to emerging markets, especially China, have seen their results hold up well since the start of the crisis. In these markets, premiumisation has even continued to fuel growth in the sector

In the first half of 2010, the benchmark index DJ Stoxx 600 Food & Beverage rose by 9.3%.

Given the economic and market conditions described above, the Campari share, which is listed on the blue chip segment of the Italian stock market, was up by 10.9% in absolute terms in the first half of 2010 compared with the closing price at 31 December 2009.
In terms of overall return, i.e. including dividends, the Campari share posted performance of 12.5% for cash dividends and 12.6% for dividends reinvested in Campari shares.
With respect to the leading Italian equity market indices, the Campari share outperformed the FTSE MIB and FTSE Italia All-Share index by 27.8% and 26.9% respectively.
The share also outperformed the DJ Stoxx 600 Food & Beverage index by 1.6%.

The minimum closing price over the period of € 3.51 was recorded on 9 February 2010. The maximum closing price over the period, recorded on 3 June 2010, was € 4.2425, which is also the share's highest ever closing price. An average of 2.2 million shares were traded daily in the first half of 2010, with an average daily value of € 8.6 million. At 30 June 2010, Campari's market capitalisation was € 2,349 million.

The performance of the Campari share over the first half of 2010 was boosted by the announcement of excellent financial results in the first quarter, with all indicators rising strongly. The results were helped by the return to a more normal trend in the Americas and the effects of the acquisition of Wild Turkey, which was completed in 2009. Furthermore, overall performance was sustained not only by a favourable comparison with the first quarter of 2009, but also by positive consumption trends in the Group's key product and market combinations, and particularly by the core aperitif business in Europe.

Performance of the Campari share price, the FTSE MIB Italia index and the DJ Stoxx 600 Food & Beverage index since 1 January 2010


Prezzo Azione Campari (Euro)
4.80
4.60
4.40
4.20
4.00
3.80
3.60
3.40
3.20
3.00
2.80
2.60
2.40
Controvalore (mln Euro)
80.0
75.0
70.0
65.0
60.0
55.0
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Campari (Controvalore in Euro volumi scambiati)
Campari (Prezzo azione)
FTSE Mib (indicizzato)
DJ Stoxx 600 Food & Bev (indicizzato)

Bonus share issue

On 30 April, the shareholders' meeting approved a bonus share issue implemented via the issue of 290,400,000 new shares with a nominal value of € 0.10 and carrying dividend rights effective 1 January 2009. The new shares were issued free of charge to shareholders in the ratio of one new share for each share held, through the use of retained earnings. The bonus share issue came into effect on 10 May 2010. Following the bonus issue, the fully paid-up share capital totalled € 58,080,000, comprising 580,800,000 ordinary shares with a nominal value of € 0.10.

Shareholder base

The table below shows the major shareholders at 30 June 2010.

Shareholder (1)	No. of ordinary shares	% of share capital
Alicros S.p.A.	296,208,000	51.00%
Cedar Rock Capital (2)	60,528,890	10.42%
Capital Group International, Inc.	11,705,153	2.02%

(1) No shareholders other than those indicated above have notified Consob and Davide Campari-Milano S.p.A. that they have shareholdings greater than 2% (pursuant to article 117 of Consob regulation 11971/99 on notification of significant holdings).

(2) Notified to Consob by Andrew Brown, Chief Investment Officer of Cedar Rock Capital Ltd. pursuant to article 120 of Legislative Decree 58 of 24 February 1998 (*Testo Unico delle disposizioni in materia di intermediazione finanziaria*).

Dividend

On 30 April 2010, the shareholders' meeting approved the financial statements for the full year 2009 and agreed the payment of a dividend of € 0.06 per share outstanding following the proposed bonus share issue (an increase of 9.1% over the dividend of € 0.055, on an adjusted basis, paid for the financial year 2008). The dividend was paid (except on own shares) on 27 May 2010, with an ex-date (coupon no. 7) of 24 May 2010.

Stock information [1]		First half 2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Reference share price:											
Price at end of period	€	4.05	3.65	2.40	3.28	3.76	3.12	2.37	1.93	1.50	1.32
Maximum price	€	4.24	3.71	3.30	4.21	4.05	3.39	2.39	1.93	1.89	1.55
Minimum price	€	3.51	1.94	1.93	3.25	3.14	2.24	1.79	1.37	1.27	1.09
Average price	€	3.89	2.82	2.78	3.77	3.66	2.86	2.02	1.65	1.58	1.36
Capitalisation and volumes:											
Average daily trading volume [2]	million	0.6	1.6	1.3	1.5	1.2	1.0	0.9	0.8	1.1	1.4
Average daily trading value [2]	€ million	8.6	4.5	3.7	5.8	4.4	2.8	1.7	1.3	1.7	2.1
Stock market capitalisation at the end of the period	€ million	2,349	2,118	1,394	1,904	2,183	1,812	1,374	1,118	871	767
Dividend:											
Dividend per share [3]	€	-	0.060	0.055	0.055	0.050	0.050	0.050	0.044	0.044	0.044
No. of shares carrying dividend rights	million	-	576.6	576.4	578.7	580.8	562.7	562.1	560.8	560.8	560.8
Total dividend [3] [4]	€ million	-	34.6	31.7	31.8	29.0	28.1	28.1	24.7	24.7	24.7

(1) Changes in share capital:
- bonus share issue via the issue of 290,400,000 new shares with a nominal value of € 0.10 to be provided free of charge to shareholders in the ratio of one new share for each share held, which came into effect on 10 May 2010
- ten-for-one share split effective as at 9 May 2005

(2) Initial Public Offering on 6 July 2001 at the price of € 1.55 per share. Average daily volumes after the first week of trading were 845,200 shares in 2001; the average daily value after the first week of trading was € 1,145,000 in 2001.

(3) Classified on an accruals basis.

(4) Total dividend distributed excluding own shares.

Investor relations

During the first half of 2010, the company continued to communicate information to the financial markets, organising numerous meetings with investors at the main stock exchanges in Europe, the US and Canada. The company's website (http://www.camparigroup.com, "Investors" section), one of the main ways of disseminating information to the public, has been upgraded and expanded to include new content and interactive tools.

Condensed half-year consolidated report

Financial statements

Consolidated income statement

	Notes	First half 2010	*of which: related parties*	First half 2009	*of which: related parties*
		€/000	*€/000*	€/000	*€/000*
Net sales	7	**515,654**	*1,456*	**441,782**	*4,710*
Cost of goods sold	8	(216,088)	-	(192,886)	*13*
Gross profit		**299,566**	*1,456*	**248,895**	*4,723*
Advertising and promotional costs		(90,019)	*(364)*	(71,996)	*(1,552)*
Contribution margin		**209,547**	*1,093*	**176,899**	*3,172*
Structure costs	9	(95,125)	*81*	(80,075)	*(68)*
of which: one-offs	10	*(1,572)*	-	*(1,564)*	-
EBIT		**114,422**	*1,174*	**96,824**	*3,104*
Financial income and charges	11	(16,375)	-	(13,289)	*(6)*
of which: one-offs		-	-	*(3,930)*	-
Share in profit (loss) of companies valued at equity		(166)	*(166)*	(254)	*(254)*
Put option charges	12	(191)	-	*0*	-
Profit before tax		**97,691**	*1,008*	**83,281**	*2,844*
Taxes	13	(28,201)		(22,953)	-
Profit for the period		**69,489**	*1,008*	**60,328**	*2,844*
Profit for the period attributable to:					
Parent Company shareholders		69,275		60,112	
Minorities		215	-	216	-
		69,489		**60,328**	
Basic earnings per share (€)	23	0.12		0.10	
Diluted earnings per share (€)	23	0.12		0.10	

Consolidated statement of comprehensive income

	First half 2010	First half 2009
	€/000	€ / 000
Profit for the period (A)	**69,489**	**60,328**
Cash flow hedge:		
Profit (loss) for the period	4,311	(14,598)
Less: Profits (losses) reclassified in the income statement	234	(659)
Net gains (losses) from cash flow hedging	4,077	(13,939)
Tax effect	(1,427)	4,180
Cash flow hedge	**2,650**	**(9,759)**
Conversion difference	**138,824**	**1,328**
Other comprehensive income (losses) (B)	**141,474**	**(8,431)**
Total comprehensive income (A+B)	**210,963**	**51,897**
Attributable to:		
Parent Company shareholders	210,742	51,688
Minority interests	221	208

Consolidated balance sheet

	Notes	30 June 2010	*of which: related parties*	31 December 2009	*of which: related parties*
		€/000	€/000	€/000	€/000
ASSETS					
Non-current assets					
Net tangible assets	14	324,925	-	283,984	-
Biological assets	15	18,254	-	18,501	-
Investment property	16	668	-	666	-
Goodwill and trademarks	17	1,338,087	-	1,199,379	-
Intangible assets with a finite life	18	7,390	-	5,467	-
Investments in affiliated companies and joint ventures		577	-	665	-
Deferred tax assets		31,073	-	28,128	-
Other non-current assets	19	17,878	-	162,293	-
Total non-current assets		**1,738,853**	**-**	**1,699,082**	**-**
Current assets					
Inventories	20	316,039	-	271,428	-
Trade receivables		233,342	*1,591*	236,166	*1,609*
Short-term financial receivables	21	166,799	-	6,656	-
Cash and cash equivalents	22	142,392	-	129,636	-
Other receivables		22,927	*88*	24,333	*250*
Total current assets		**881,498**	**1,679**	**668,218**	**1,859**
Non-current assets held for sale		11,135	-	11,135	-
Total assets		**2,631,486**	**1,679**	**2,378,435**	**1,859**
LIABILITIES AND SHAREHOLDERS' EQUITY					
Shareholders' equity					
Share capital	23	58,080		29,040	
Reserves	23	1,163,934		1,014,430	
Parent Company's portion of shareholders' equity		1,222,014		1,043,470	
Minorities' portion of shareholders' equity		2,757		2,536	
Total shareholders' equity		**1,224,772**	**-**	**1,046,006**	**-**
Non-current liabilities					
Bonds	24	904,828	-	806,440	-
Other non-current liabilities	24	15,478	-	77,746	-
Defined benefit plans		9,600	-	9,807	-
Reserve for risks and future liabilities	26	14,699	-	10,661	-
Deferred tax liabilities		108,547	-	87,853	-
Total non-current liabilities		**1,053,152**	**-**	**992,509**	**-**
Current liabilities					
Payables to banks	25	13,226	-	17,274	-
Other financial payables	25	46,635	-	25,101	-
Payables to suppliers		183,622	-	179,082	*8*
Payables to tax authorities	27	69,022	*15,186*	75,809	*28,848*
Other current liabilities		41,058	-	42,655	*41*
Total current liabilities		**353,563**	**15,186**	**339,920**	**28,897**
Total liabilities and shareholders' equity		**2,631,486**	**15,186**	**2,378,435**	**28,897**

Consolidated cash flow statement

	Notes	First half 2010	First half 2009
		€/000	€/000
Operating profit		114,422	96,824
Adjustments to reconcile operating profit and cash flow:			
Depreciation and amortisation		12,600	10,713
Capital gains from sales of fixed assets		(149)	(816)
Write-downs of tangible fixed assets		8	284
Fund provisions		5,930	720
Use of provisions		(2,017)	(1,847)
Other non-cash items		25	2,999
Changes in net operating working capital		(3,699)	91,015
Other changes in non-financial assets and liabilities		(681)	(7,440)
Taxes paid	26	(33,255)	(8,094)
Cash flow from (used in) operating activities		**93,186**	**184,358**
Purchase of tangible and intangible assets (*)	14	(37,190)	(33,599)
Capitalised interest expenses	14	(361)	-
Income from sales of fixed assets		2,586	1,212
Payments on account in respect of fixed assets		(951)	-
Acquisition of companies or holdings in subsidiaries		-	(432,098)
Interest income		2,336	4,258
Net change in securities		3,307	3,240
Other changes		(14)	-
Cash flow from (used in) investment activities		**(30,289)**	**(456,988)**
Redfire Inc. private placement issue		-	180,636
Term and revolving loan facility		-	214,197
Other repayment of medium/long-term payables		(2,119)	(2,225)
Net change in short-term payables to banks	24	(4,220)	(77,982)
Interest expenses		(18,762)	(15,987)
Change in other financial payables and receivables		1,677	(4,717)
Purchase and sale of own shares		(1,166)	(1,128)
Dividend paid out by Parent Company	23	(34,593)	(31,701)
Cash flow from (used in) financing activities		**(59,183)**	**261,093**
Effect of exchange rate differences on net operating working capital		(33,056)	(10,036)
Other exchange rate differences and other changes in shareholders' equity		42,097	(4,593)
Exchange rate differences and other changes in shareholders' equity		**9,041**	**(14,629)**
Net change in cash and cash equivalents: increase (decrease)		**12,756**	**(26,167)**
Cash and cash equivalents at start of period	22	129,636	172,558
Cash and cash equivalents at end of period	22	142,392	146,391

Statement of changes in consolidated shareholders' equity

	Attributable to Parent Company shareholders					Minority interests	Total shareholders' equity
	Share capital	Legal reserve	Retained profit	Other reserves	**Total**		
	€/000	€/000	€/000	€/000	**€/000**	€/000	€/000
Balance at 1 January 2010	**29,040**	**5,808**	**1,054,304**	**(45,683)**	**1,043,470**	**2,536**	**1,046,006**
Increase of share capital	29,040		(29,040)		**-**		-
Dividend payout to Parent Company shareholders	-	-	(34,593)	-	**(34,593)**	-	(34,593)
Purchase of own shares	-	-	(9,260)	-	**(9,260)**	-	(9,260)
Sale of own shares	-	-	8,095	-	**8,095**	-	8,095
Stock options	-	-	1,481	2,081	**3,562**	-	3,562
Profit for the period	-	-	69,275	-	**69,275**	215	69,489
Other comprehensive income (losses)	-	-	(69)	141,536	**141,467**	6	141,474
Total comprehensive income	-	-	69,206	141,536	**210,742**	221	210,963
					-		
Balance at 30 June 2010	**58,080**	**5,808**	**1,060,193**	**97,934**	**1,222,015**	**2,757**	**1,224,772**

	Attributable to Parent Company shareholders					Minority interests	Total shareholders' equity
	Share capital	Legal reserve	Retained profit	Other reserves	**Total**		
	€/000	€/000	€/000	€/000	**€/000**	€/000	€/000
Balance at 1 January 2009	**29,040**	**5,808**	**953,817**	**(35,803)**	**952,861**	**2,136**	**954,997**
Dividend payout to Parent Company shareholders	-	-	(31,701)	-	**(31,701)**	-	(31,701)
Purchase of own shares	-	-	(1,128)	-	**(1,128)**	-	(1,128)
Change in basis of consolidation	-	-	-	-	**-**	14	14
Stock options	-	-	-	2,288	**2,288**	-	2,288
Profit for the period	-	-	60,112	-	**60,112**	217	60,328
Other comprehensive income (losses)	-	-	(106)	(8,317)	**(8,423)**	(8)	(8,431)
Total comprehensive income	-	-	60,006	(8,317)	**51,688**	209	51,897
Balance at 30 June 2009	**29,040**	**5,808**	**980,993**	**(41,832)**	**974,009**	**2,358**	**976,367**

Notes to the accounts

1. General information

Davide Campari S.p.A. is a company listed on the Italian stock market, with registered office at Via Franco Sacchetti 20, 20099 Sesto San Giovanni (Milan), Italy.
The publication of this report for the six months to 30 June 2010 was authorised by the Board of Directors on 4 August 2010.

This half-year report is presented in euro, the reference currency of the Parent Company and many of its subsidiaries.

The report has been the subject of a limited but not full audit.

2. Preparation criteria

The condensed version of the half-year interim financial statements was prepared in consolidated format pursuant to article 154-*ter* of Legislative Decree 58 of 24 February 1998 (TUF) as amended, and was drafted in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and ratified by the European Union.
The term IFRS also encompasses the International Accounting Standards (IAS) still in force, as well as all interpretation documents of the International Financial Reporting Interpretations Committee (IFRIC) and its predecessor, the Standing Interpretations Committee (SIC).
The condensed report was drafted in accordance with IAS 34 (Interim Financial Reporting), using the same principles as those applied in the preparation of the consolidated financial statements for the year ending 31 December 2009, except where stated in note 3 below - *Changes in accounting principles.*
This half-year report does not include all the information and notes required in an annual report, and should therefore be read in conjunction with the consolidated financial statements for the year ending 31 December 2009.
Unless otherwise indicated, the figures reported in these notes are expressed in thousand euro.

Form and content
In accordance with the format selected by the Campari Group, the income statement is classified by function, and the balance sheet shows current and non-current assets and liabilities separately.
The management considers that this format provides a more meaningful representation of the items that have contributed to the Group's results and its balance sheet and financial position.
In the income statement (classified by function), income and charges from one-off transactions such as capital gains/losses on the sale of shareholdings, restructuring costs, financial charges and any other non-recurring income/expenses are shown separately; this provides a clearer picture of the company's operating performance.
One-off items are also discussed in detail in these notes.
The definition of "one-off" here conforms to that set out in Consob communication DEM/6064293 of 28 July 2006.
In the first half of 2010, the Group did not carry out any atypical and/or unusual transactions, as defined in the same communication, except for those discussed in note 28 – *Stock options*.
The cash flow statement was prepared using the indirect method.
Taxes for the first six months of the year have been accounted for on the basis of the best estimate of the anticipated tax rate for 2010.
Lastly, with reference to the requirements of Consob resolution 15519 of 27 July 2006 in relation to financial statements, the income statement and balance sheet contain columns providing information on any significant transactions with related parties.

Use of estimates
The preparation of the interim financial statements requires the management to make estimates and assumptions that have an impact on the value of revenues, costs, assets and liabilities and on disclosures concerning contingent assets and liabilities at the reporting date.
If, in the future, these estimates and assumptions, based on the best valuation currently available, differ from the actual circumstances, they will be amended accordingly at the time the circumstances change.

In particular, estimates are used to identify provisions for risks in respect of receivables, obsolete inventory, depreciation and amortisation, asset write-downs, employee benefits, taxes, restructuring reserves and other provisions.
The estimates and assumptions are reviewed periodically and the impact of any change is reflected in the income statement.
However, some valuation procedures, especially those relating to the more complex valuations, such as the determination of any impairment losses on non-current assets, are generally carried out only at the time of preparing the annual report, when all the required information is available, except where there are indications of impairment requiring an immediate assessment of any losses in value.
Similarly, the actuarial valuations required to determine employee benefit funds are normally obtained at the time the annual report is prepared.

Basis of consolidation

No changes were made to the basis of consolidation of the Group in the first half of the year.

The table below lists the companies included in the basis of consolidation at 30 June 2010.

		Share capital at 30 June 2010		% owned by Parent Company		
Name, activity	Head office	Currency	Amount	Direct	Indirect	Direct shareholder
Parent Company						
Davide Campari-Milano S.p.A., holding and manufacturing company	Via F. Sacchetti 20, Sesto San Giovanni	€	58,080,000			
Fully consolidated companies						
Italy						
Campari Italia S.p.A., trading company	Via F. Sacchetti 20, Sesto San Giovanni	€	1,220,076	100.00		
Sella & Mosca Commerciale S.r.l., trading company	I Piani, Alghero	€	100,000		100.00	Sella & Mosca S.p.A.
Sella & Mosca S.p.A., manufacturing, trading and holding company	I Piani, Alghero	€	15,726,041	12.00	88.00	Zedda Piras S.p.A. (88%), Davide Campari-Milano S.p.A. (12%)
Turati Ventisette S.r.l., dormant company	Via F. Sacchetti 20, Sesto San Giovanni	€	20,000	100.00		
Zedda Piras S.p.A., manufacturing, trading and holding company	Piazza Attilio Deffenu 9, Cagliari (operational headquarters in Alghero)	€	16,276,000	100.00		
Europe						
Campari Austria GmbH, trading company	Naglergasse 1/Top 13 A, Vienna	€	500,000		100.00	DI.CI.E Holding B.V.
Campari Deutschland GmbH, trading company	Bajuwarenring 1, Oberhaching	€	5,200,000		100.00	DI.CI.E Holding B.V.
Campari Finance Belgium S.A., finance company	Avenue de la Métrologie, 10, Brussels	€	246,926,407	26.00	74.00	Davide Campari-Milano S.p.A. (26%), Glen Grant Ltd. (39%), DI.CI.E Holding B.V. (35%)
Campari France, manufacturing company	15 ter, Avenue du Maréchal Joffre, Nanterre	€	2,300,000		100.00	DI.CI.E Holding B.V.
Campari International S.A.M., trading company	7 Rue du Gabian, Monaco	€	180,000,000		100.00	DI.CI.E Holding B.V.
Campari Schweiz A.G., trading company	Lindenstrasse 8, Baar	CHF	2,000,000		100.00	DI.CI.E Holding B.V.
CJSC Odessa SPARKLING Wine Company, manufacturing and trading company	36, Frantsuzky Boulevard, Odessa	UAH	48,041,016		99.80	Rotarius Holding B.V.
DI.CI.E. Holding B.V., holding company	Atrium, Strawinskylaan 3105, Amsterdam	€	15,015,000	100.00		

Name, activity	Head office	Share capital at 30 June 2010 Currency	Amount	% owned by Parent Company Direct	Indirect	Direct shareholder
Glen Grant Distillery Company Ltd., manufacturing and trading company	Glen Grant Distillery, Rothes, Morayshire	GBP	1,000,000		100.00	Glen Grant Ltd.
Glen Grant Ltd., holding company	Glen Grant Distillery, Rothes, Morayshire	GBP	24,949,000		100.00	DI.CI.E Holding B.V.
Glen Grant Whisky Company Ltd., dormant company **(*)**	Glen Grant Distillery, Rothes, Morayshire	GBP	1,000,000		100.00	DI.CI.E Holding B.V.
Kaloyiannis - Koutsikos Distilleries S.A., manufacturing and trading company	6 & E Street, A' Industrial Area, Volos	€	8,884,200		100.00	O-Dodeca B.V.
M.C.S. S.P.R.L., trading company	Millenium Park, Avenue de la Métrologie, 10, Brussels	€	1,009,872		100.00	Campari Finance Belgium S.A.
O-Dodeca B.V., holding company	Atrium, Strawinskylaan 3105, Amsterdam	€	2,000,000		75.00	DI.CI.E Holding B.V.
Old Smuggler Whisky Company Ltd., manufacturing and trading company	Glen Grant Distillery, Rothes, Morayshire	GBP	1,000,000		100.00	Glen Grant Ltd.
Rotarius Holding B.V., holding company	Strawinskylaan 3105, 1077 ZX, Amsterdam	€	18,015		100.00	DI.CI.E Holding B.V.
Société Civile du Domaine de Lamargue, manufacturing and trading company	Domaine de la Margue, Saint Gilles	€	6,793,200		100.00	Sella & Mosca S.p.A.
Americas						
Cabo Wabo LLC, trading company	One Beach Street, Suite 300, San Francisco	US$	2,312,525		80.00	Redfire, Inc.
Campari Argentina S.R.L., trading company	Av. Corrientes, 222 - 3rd floor, Buenos Aires	ARS	11,750,000		100.00	DI.CI.E. Holding B.V. (95%), Campari do Brasil (5%)
Campari do Brasil Ltda., manufacturing and trading company	Alameda Rio Negro 585, Edificio Demini, Conjunto 62, Alphaville - Barueri - SP	BRC	218,631,059	100.00		
Destiladora San Nicolas S.A. de C.V., manufacturing and trading company	Camino Real Atotonilco 1081, Arandas, Jalisco	MXN	294,945,500		100.00	DI.CI.E Holding B.V.
Gregson's S.A., trademark holder	Andes 1365, Piso 14, Montevideo	UYU	175,000		100.00	Campari do Brasil Ltda
Rare Breed Distilling LLC, manufacturing and trading company	Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware (Operational headquarters: Lawrenceburg)	US$	400,000,000 **(**)**		100.00	Redfire, Inc.
Red Fire Mexico, S. de R.L. de C.V., trading company	Agustin Yañez No. 2613-1ª-113, Col. Arcos Vallarta Sur, Guadalajara, Jalisco	MXN	1,254,250		80.00	DI.CI.E Holding B.V.
Redfire, Inc., holding company	State of Delaware, City of Wilmington, County of New Castle (operational headquarters: San Francisco)	US$	566,321,274 **(**)**	100.00		
Sabia S.A., manufacturing and trading company	Av. Corrientes, 222 - 3rd floor, Buenos Aires	ARS	40,164,000		100.00	DI.CI.E. Holding B.V. (95%), Campari do Brasil (5%)
Skyy Spirits LLC, trading company	One Beach Street, Suite 300, San Francisco	US$	54,897,463		100.00	Redfire, Inc.
Other						
Campari (Beijing) Trading Co. Ltd., trading company	Xingfu Dasha Building, block B, room 511, n° 3 Dongsanhuan BeiLu, Chaoyang District, Beijing	RMB	25,189,930		100.00	DI.CI.E Holding B.V.
Campari Australia Pty Ltd., trading company	C/o KPMG - 10 Shelley Street, Sydney	AU$	12,500,000		100.00	DI.CI.E Holding B.V.
Campari Japan Ltd., trading company	6-17-15, Jingumae Shibuya-ku, Tokyo	JPY	3,000,000		100.00	DI.CI.E Holding B.V.
Qingdao Sella & Mosca Winery Co Ltd., manufacturing and trading company	8 Pingu Horticultural Farm, Yunshan County, Pingdu City, Qingdao, Shandong Province	RMB	24,834,454		93.67	Sella & Mosca S.p.A.

Other holdings		Share capital at 30 June 2010		% owned by Parent Company		
Name, location, activity		Currency	Amount	Indirect	Direct shareholder	Valuation method
Fior Brands Ltd., trading company (*)	C/o Ernst & Young - Ten George Street, Edinburgh	GBP	100	50.00	DI.CI.E Holding B.V.	Equity
Focus Brands Trading (India) Private Ltd., manufacturing and trading company	Chamber 1517, 15th Floor, Devika Towers, 6, Nehru Place, New Delhi	INR	115,998,250	26.00	DI.CI.E Holding B.V.	Equity
International Marques V.o.f., trading company	Nieuwe Gracht 11, Haarlem	€	210,000	33.33	DI.CI.E Holding B.V.	Equity

* company in liquidation

** including capital contributions

Exchange rates used in conversion of financial statements in foreign currency

The exchange rates used for conversion transactions are shown below.

	30 June 2010		31 December 2009		30 June 2009	
	Average rate	End-of-period rate	Average rate	End-of-period rate	Average rate	End-of-period rate
US dollar	1.3284	1.2271	1.3933	1.4406	1.3322	1.4134
Swiss franc	1.4367	1.3283	1.5099	1.4836	1.5056	1.5265
Brazilian real	2.3868	2.2082	2.7706	2.5113	2.9217	2.7469
Uruguayan peso	26.1114	25.8427	31.3993	28.2891	31.4781	33.2460
Chinese renminbi	9.0678	8.3215	9.5174	9.8350	9.1028	9.6545
UK pound	0.8700	0.8175	0.8911	0.8881	0.8939	0.8521
Indian rupee	60.7993	56.9930	67.3080	67.0400	65.5567	67.5180
Japanese yen	121.4948	108.7900	130.2344	133.1600	127.1951	135.5100
Argentine peso	5.1366	4.8255	5.2019	5.4619	4.8455	5.3586
Mexican peso	16.8287	15.7363	18.7841	18.9223	18.4334	18.5537
Australian dollar	1.4859	1.4403	1.7749	1.6008	1.8791	1.7359
Ukrainian hryvnia	10.5925	9.7204	11.1190	11.5642	10.5014	10.9183

3. Changes in accounting principles

a. Accounting standards, amendments and interpretations applied since 1 January 2010

IFRS 3 (REVISED) - Business Combinations and subsequent amendments to IAS 27R - Consolidated and Separate Financial Statements, IAS 28 - Investments in Affiliated Companies and IAS 31 - Interests in Joint Ventures

The revised version of IFRS 3 introduces some significant changes to the accounting for business combinations, which affect the valuation of non-controlling interests, the accounting of transition costs, initial reporting and the subsequent valuation of any additional payments (contingent consideration), and acquisitions carried out in a number of stages.

These changes will affect the amount of goodwill disclosed, and the net profit for the year of acquisition and subsequent years.

Furthermore, all costs relating to the acquisition must be charged to the income statement.

The new changes apply prospectively to acquisitions made after 1 January 2010.

IAS 27 requires that a change in the percentage shareholding in a subsidiary that does not constitute a loss of control is accounted for as an equity transaction, with an offsetting entry under shareholders' equity.

As a result, this change will have no impact on goodwill and will not give rise to either profits or losses.

Furthermore, the revised standard introduces changes to the accounting for losses posted by a subsidiary and the loss of control of a subsidiary.

b. Accounting standards, amendments and interpretations applicable from 2010 that are not relevant for the Group

In April 2009 and May 2010, IASB issued the second and third series of amendments to the IFRS ('Improvements'), some of which are applicable from 1 January 2010.

IFRS 2 - Share-based Payments: payments based on Group shares settled for cash
This amendment, in addition to clarifying the scope of IFRS 2 and how it relates to the other standards, establishes that the company receiving goods or services in the context of share-based payment plans must account for these goods or services irrespective of which Group company settles the transaction, whether or not the settlement is in cash or shares. The amendment specifies that a company must value the goods or services received in the context of a transaction settled in cash or shares from its own viewpoint, which may not coincide with that of the Group and with the amount recognised in the consolidated accounts. On publication of this amendment, the IASB withdrew IFRIC 8 and IFRIC 11.

In addition, the IASB issued the following amendments and interpretations, applicable from 1 January 2010, that are not relevant to the Group:
- IFRIC 17 - Distribution of Non-Cash Assets to Owners
- IFRIC 18 - Transfers of Assets from Customers
- IFRS 1 - Additional Exemptions for First-Time Adopters of IFRS

c. Accounting standards, amendments and interpretations not yet applicable and that have not been adopted by the Group in advance

IAS 9 - Financial Instruments
This standard, issued on 12 November 2009, is applicable from 1 January 2013. The publication of this standard represents the first stage of the process to fully replace IAS 39.
IAS 24 - Related Party Disclosures
The amendment, issued on 4 November 2009 and applicable from 1 January 2011, simplifies the information to be provided in the case of transactions with related parties that are state-controlled entities.
IAS 32 - Financial Instruments: Presentation - Classification of Rights Issues
This amendment, issued on 8 October 2009, is applicable to financial years that commence after 1 February 2010. It clarifies how to account for such rights when the instruments issued are denominated in a currency other than the issuer's functional currency. If such instruments are offered pro rata to all shareholders for a fixed amount of cash, they should be classified as equity instruments even if their exercise price is denominated in a currency other than the issuer's functional currency.
IFRIC 14 - Prepayment of a Minimum Funding Requirement
This amendment, issued on 26 November 2009 and applicable from 1 January 2011, allows prepayments of a minimum funding requirement to be recognised as an asset.
IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments
This amendment, issued on 26 November 2009 and applicable from 1 January 2011, establishes the rules to be applied when a company re-negotiates the terms of a loan with a creditor to extinguish a financial liability by issuing company shares or other equity instruments.
Annual improvements
In April 2009 and May 2010, the IASB issued the second and third series of amendments to the IFRS ('Improvements'), some of which are applicable to the Group's accounts for the years ending after 31 December 2010.

4. Seasonal factors

Sales of some Campari Group products are more affected than others by seasonal factors, because of different consumption patterns or consumer habits.
In particular, soft drink consumption tends to increase during the hottest months of the year (May-September), but, more importantly, summer temperature variations from one year to the next may have a substantial effect on comparative sales figures.

Sales of other products, such as sparkling wines, are highly concentrated in some countries in certain periods of the year (mainly Christmas). While such products are not affected by external factors, the Group is nevertheless exposed to greater commercial risk, since sales generated in only two months have a determining influence on full-year performance.
In general, the Group's diversified product portfolio, which includes spirits, soft drinks and wines, and the geographical spread of its sales, helps to reduce substantially any risks relating to seasonal factors.

5. Default risk: negative pledges and debt covenants

The contracts relating to the bond issued by the Parent Company and the Redfire, Inc. private placement include negative pledges and covenants.
The negative pledge clauses are intended to limit the Group's ability to grant significant rights to the Group's assets to third parties, in particular by establishing specific restrictions on selling or pledging assets.
The covenants include the Group's obligation to attain particular levels for certain financial indicators, most notably the ratio of net debt to measures of Group profitability.
If the Group fails to fulfil these obligations, after an observation period in which any breach has not been rectified, it could be served with notice to repay the residual debt.
The ratios are monitored by the Group at the end of each quarter and have so far been a long way from reaching the thresholds that would constitute non-compliance.

6. Operating segments

The Group's reporting is based mainly on brands and groups of brands in its four business areas:
- spirits: alcohol-based beverages with alcohol content either below or above 15% by volume. Drinks above 15% are defined by law as "spirits"
- wines: both sparkling and still wines including aromatised wines such as vermouth
- soft drinks: non-alcoholic beverages
- other: raw materials, semi-finished and finished products bottled for third parties

At operating and management level, the results of the four business areas are analysed on the basis of the contribution margin each business generates. Fixed (structure) costs and taxes (which are managed at the level of each legal entity) and financial management (managed centrally by the Group) are not allocated to the business areas.
No sales are recorded between business areas.

First half 2010	Spirits €/000	Wines €/000	Soft drinks €/000	Other sales €/000	Total allocated €/000	Unallocated items and adjustments €/000	Consolidated €/000
Net sales to third parties	396,488	59,089	53,928	6,148	515,654		515,654
Income by segment	171,051	15,282	21,957	1,256	209,547		209,547
Structure costs						(95,125)	(95,125)
EBIT							**114,422**
Net financial income (charges)						(16,375)	(16,375)
Portion of results of affiliated companies	(100)	(17)	(49)		(166)		(166)
Put option charges						(191)	(191)
Taxes						(28,201)	(28,201)
Profit for the period							**69,489**

First half 2009	Spirits €/000	Wines €/000	Soft drinks €/000	Other sales €/000	Total allocated €/000	Unallocated items and adjustments €/000	Consolidated €/000
Net sales to third parties	319,316	59,838	56,835	5,794	441,782		441,782
Income by segment	140,870	13,876	21,365	788	176,899		176,899
Structure costs						(80,075)	(80,075)
EBIT							**96,824**
Net financial income (charges)						(13,289)	(13,289)
Portion of results of affiliated companies	(185)	(51)	(18)		(254)		(254)
Put option charges						-	-
Taxes						(22,953)	(22,953)
Profit for the period							**60,328**

7. Revenues from sales

A breakdown of revenues from sales is shown in the table below.

	First half 2010 €/000	First half 2009 €/000
Sale of goods	512,419	439,866
Provision of services	3,234	1,916
Total net sales	**515,654**	**441,782**

The provision of services refers to bottling the products of third parties.

8. Cost of goods sold

A breakdown of the cost of goods sold is shown by function and by nature in the two tables below.

Cost of goods sold by function	First half 2010 €/000	First half 2009 €/000
Materials and manufacturing costs	195,879	176,109
Distribution costs	20,208	16,777
Total cost of goods sold	**216,088**	**192,886**

Cost of goods sold by nature	First half 2010 €/000	First half 2009 €/000
Raw materials and finished goods acquired from third parties	159,957	146,398
Personnel costs	19,112	14,862
Depreciation and amortisation	9,112	8,007
Utilities	3,861	3,526
External production and maintenance costs	6,469	5,208
Variable transport costs	14,883	12,077
Other costs	2,694	2,808
Total cost of goods sold	**216,088**	**192,886**

9. Structure costs

A breakdown of structure costs is shown by function and by nature in the two tables below.

Breakdown of structure costs by function	First half 2010 €/000	First half 2009 €/000
Sales costs	43,824	38,435
General and administrative expenses	51,301	41,640
Total structure costs	**95,125**	**80,075**

Breakdown of structure costs by nature	First half 2010 €/000	First half 2009 €/000
Agents and other variable sales costs	8,789	7,075
Depreciation and amortisation	3,492	2,707
Personnel costs	48,081	39,393
Travel, transfers, training and meetings	7,812	6,571
Services, maintenance and insurance	12,482	11,032
Operating leases and rental expenses	3,716	4,992
Other	9,182	6,741
One-offs: (income) and charges	1,572	1,564
Total structure costs	**95,125**	**80,075**

A breakdown of one-offs: income and charges, is given in the next section.

10. One-offs: income and charges

A breakdown of this item is shown in the table below.

	First half 2010 € / 000	First half 2009 € / 000
Changes in put options and earn-outs	4,829	-
Total one-offs: income	4,829	-
Provisions for risks and future liabilities	(3,942)	-
Liquidation charges	-	(301)
Rental fees	(162)	
Personnel restructuring costs	(2,090)	(985)
Other one-offs: charges	(207)	(279)
Total one-offs: charges	(6,401)	(1,565)
Total one-offs: income (charges)	**(1,572)**	**(1,565)**

The changes in put options and earn-outs relate to the change in the estimate for the financial payable for the earn-out of X-Rated Fusion Liqueur and the put options on the remaining shares in Cabo Wabo. See note 24 – *Other non-current liabilities* for further details.

Provisions for risks and future liabilities amounting to € 3,942 thousand relate mainly to tax risks accrued by the Parent Company.

The personnel restructuring costs of € 2,090 thousand were incurred largely by Campari do Brasil Ltda, Campari International S.A.M. and the Parent Company in relation to various positions.

11. Financial income and charges

The breakdown of net financial income (charges) is as follows:

	First half 2010 €/000	First half 2009 €/000
Bank and term deposit interest	2,902	4,206
Other income	252	633
Total financial income	**3,154**	**4,839**
Interest payable on bonds and private placement	(20,119)	(8,990)
Interest payable on leases	(55)	(176)
Interest payable to banks	(215)	(2,350)
Total interest expenses	**(20,389)**	**(11,516)**
Effects of discounting payables for put options	(41)	(230)
Bank charges	(224)	(796)
Other charges and net exchange rate differences	1,127	(1,656)
Total financial charges	**(19,528)**	**(14,198)**
Financial charges on the term loan facility	-	(3,930)
One-offs: charges	**-**	**(3,930)**
Net financial income (charges)	**(16,375)**	**(13,289)**

12. Put option charges

Put option charges relate to the portions of the profit or loss pertaining to the minority shareholders of Cabo Wabo, LLC and Redfire Mexico S. de R.L. de C.V.
The agreement to acquire Cabo Wabo provides for the option of increasing the Group's holding in the company via put/call options.
In keeping with international accounting standards, the Group therefore recorded these acquisitions at 100%, including a financial payable for the shares not yet owned.

13. Taxes

A breakdown of current and deferred tax is shown in the table below.

	First half 2010 €/000	First half 2009 €/000
- taxes for the period	(22,173)	(18,751)
- taxes relating to previous periods	44	(988)
Income tax - current	(22,128)	(19,739)
Income tax - deferred	(6,073)	(3,214)
Income tax posted to the income statement	**(28,201)**	**(22,953)**

14. Net tangible assets

Changes in this item are shown in the table below.

	Land and buildings €/000	Plant and machinery €/000	Other €/000	Total €/000
Carrying value at start of period	215,368	228,818	75,220	519,406
Opening accumulated depreciation	(46,441)	(156,193)	(32,787)	(235,421)
Balance at 31 December 2009	**168,927**	**72,625**	**42,434**	**283,984**
Investments	17,840	11,706	7,628	37,174
Disposals	-	(17)	(1,500)	(1,517)
Depreciation	(3,303)	(6,606)	(2,697)	(12,605)
Reclassifications	183	(95)	(89)	(0)
Exchange rate differences and other changes	9,642	2,147	6,101	17,889
Balance at 30 June 2010	**193,288**	**79,761**	**51,878**	**324,925**
Carrying value at end of period	243,845	246,083	87,493	577,420
Closing accumulated depreciation	(50,557)	(166,322)	(35,616)	(252,495)

Investments in land and buildings for the period, amounting to € 17,840 thousand, include the construction of the new plant in Suape, in which Campari do Brasil Ltda has invested € 12,839 thousand: € 9,757 thousand in land and buildings and € 3,082 thousand in plant and machinery. To date, total assets of € 28.3 million are recorded against this project.
In addition, Rare Breed Distilling, LLC is in the process of building a new distillery in Lawrenceburg. The project has been financed through third parties via the parent company Redfire, Inc, and € 6,973 thousand was capitalised in 2010. The related financial charges of € 361 thousand were capitalised under other, at a rate of 7.3%. To date, total assets of € 12.7 million are recorded against this project.
Lastly, investments in land and buildings include € 465 thousand attributable to Glen Grant Distillery Company Ltd. for building works carried out in the semi-finished products warehouse at Burncrook; the remainder is attributable to the expansion and restructuring work carried out at the offices and plants of various Group subsidiaries.

Investments in plant and machinery, amounting to € 11,706 thousand, primarily included:
- the Parent Company's investments in manufacturing units, amounting to € 4,002 thousand. Specifically: € 1,973 thousand on production line improvements at Crodo, € 1,452 thousand for new plant at Novi, including a saturation plant, and € 544 thousand for other line improvements;
- investments of € 3,082 thousand made by Campari do Brasil Ltda. in the new plant in Suape;

- investments of € 400 thousand made by Sella & Mosca S.p.A. in Alghero;
- investments of € 300 thousand made by Kaloyiannis-Koutsikos Distilleries S.A. to upgrade existing production lines.

Other investments in tangible assets of € 7,628 thousand included primarily:
- € 4,143 thousand for the purchase of barrels to age whisky, of which € 3,659 thousand relates to Rare Breed Distilling, LLC, € 249 thousand relates to Glen Grant Distillery Company Ltd. and € 216 thousand relates to Sabia S.A.;
- € 1,286 thousand for investments made by Rare Breed Distilling, LLC to upgrade the storage facilities for the barrels for aging whisky;
- € 793 thousand in investments in furniture and electronic machinery for the premises of Campari Australia Ltd;
- € 628 thousand in investments made by the Parent Company for the Campari Gallery.

Disposals of € 1,527 thousand were entirely attributable to Rare Breed Distilling, LLC, and related to the sale of *barriques* (wooden barrels).

15. Biological assets

Changes in this item are shown in the table below.

	Assets valued at fair value	Assets valued at cost	Total
	€ / 000	€ / 000	€ / 000
Opening value	3,093	21,777	24,870
Opening accumulated depreciation	-	(6,369)	(6,369)
Balance at 31 December 2009	**3,093**	**15,407**	**18,501**
Investments	-	288	288
Fair value valuation charges	(20)	-	(20)
Depreciation	-	(514)	(514)
Balance at 30 June 2010	**3,073**	**15,181**	**18,254**
Closing value	3,073	22,085	25,158
Closing accumulated depreciation	-	(6,904)	(6,904)

Investments in the period all relate to Sella & Mosca S.p.A., and concerned vineyards in Sardinia and Tuscany.

16. Investment property

On 30 June 2010, investment property of € 668 thousand remained broadly unchanged from the end of the previous year, and included apartments and a shop in the provinces of Milan, Bergamo and Verbania, and two buildings in rural locations in the province of Cuneo.
The carrying value of investment property is close to fair value.

17. Goodwill and trademarks

Changes during the period are indicated in the table below.

	Goodwill	Trademarks	Total
	€/000	€/000	€/000
Carrying value at start of period	858,317	345,722	1,204,040
Opening impairment	(4,661)	-	(4,661)
Balance at 31 December 2009	**853,656**	**345,722**	**1,199,379**
Exchange rate differences	100,893	37,816	138,708
Balance at 30 June 2010	**954,549**	**383,538**	**1,338,087**
Carrying value at end of period	959,720	383,538	1,343,259
Closing impairment	(5,171)	-	(5,171)

Exchange rate differences of € 138,708 thousand were due to the adjustment to the exchange rates of the goodwill of Skyy Spirits LLC, Cabo Wabo LLC, Campari do Brasil Ltda, Sabia S.A., Destiladora San Nicolas S.A. de C.V, CJSC Odessa Sparkling Wine Company and Wild Turkey, as well as those of the brands X-Rated Fusion Liqueur, Cabo Wabo and Wild Turkey.

The allocation of goodwill and trademarks to individual units is reported in the table below.

	30 June 2010		31 December 2009	
	Goodwill	Trademarks	Goodwill	Trademarks
	€/000	€/000	€/000	€/000
Former Bols brands	4,612	1,992	4,612	1,992
Ouzo-12	9,976	7,429	9,976	7,429
Cinzano	51,457	772	51,457	772
Brazilian acquisition	81,914	-	72,028	-
SKYY	392,243	-	334,112	-
Zedda Piras SpA,- Sella & Mosca SpA and subsidiaries	55,311	21	55,311	21
Barbero	137,859	-	137,859	-
Riccadonna	-	11,300	-	11,300
Glen Grant, Old Smuggler and Braemar	-	104,277	-	104,277
X-Rated	-	41,424	-	35,515
Cabo Wabo	29,448	57,929	25,084	49,343
DSN	8,825	7,486	7,342	6,232
Sabia	4,806	108	4,240	95
Mondoro		1,028		1,028
Wild Turkey	168,685	148,806	143,685	126,753
Odessa	9,160	-	7,699	-
MCS	252		252	
Other		966		966
	954,549	**383,538**	**853,656**	**345,722**

18. Intangible assets with a finite life

Changes during the period are indicated in the table below.

	Software	Other	Total
	€/000	€/000	€/000
Carrying value at start of period	13,007	14,993	28,000
Opening accumulated amortisation	(9,987)	(12,546)	(22,533)
Balance at 31 December 2009	**3,020**	**2,447**	**5,467**
Investments	643	2,408	3,052
Amortisation for the period	(857)	(516)	(1,374)
Exchange rate differences and other changes	(66)	310	244
Balance at 30 June 2010	**2,742**	**4,649**	**7,390**
Carrying value at end of period	14,177	14,292	28,469
Closing accumulated amortisation	(11,436)	(9,643)	(21,079)

Investments in the first half of the year related to the implementation of new modules and upgrades for the SAP IT system.

19. Other non-current assets

This item breaks down as follows:

	30 June 2010 €/000	31 December 2009 €/000
Financial receivables from Lehman Brothers	4,808	4,397
Term deposits maturing after 1 year	-	155,066
Derivatives on the Parent Company's bond issue (Eurobond)	9.751	-
Non-current financial assets	**14,559**	**159,463**
Equity investments in other companies	322	309
Security deposits given	882	673
Receivables from employee benefit funds	910	872
Other non-current receivables from main shareholders	-	188
Other non-current receivables	1,205	788
Other non-current assets	**3,319**	**2,830**
Non-current assets	**17,878**	**162,293**

Changes in non-current assets include the reclassification of term deposits maturing in March 2011 to short-term financial receivables.

At 30 June 2010, the item also includes the positive value of the derivative issued by the Parent Company on the 2009 bond (Eurobond), which involves the payment of a variable interest rate (6-month Euribor + 210 basis points) on an underlying amount of € 250 million. See note 24 – *Bonds* for further information.

20. Inventories

This item breaks down as follows:

	30 June 2010 €/000	31 December 2009 €/000
Raw materials, supplies and consumables	36,949	32,306
Work in progress and liquid undergoing the aging process	184,290	164,429
Finished products and goods for resale	94,799	74,692
Inventories	**316,039**	**271,428**

Changes in provisions for inventory write-downs are as follows:

	€/000
Balance at 31 December 2009	**4,335**
Provisions	591
Amounts used	(1,406)
Exchange rate differences and other changes	(466)
Balance at 30 June 2010	**3,986**

21. Short-term financial receivables

	30 June 2010 €/000	31 December 2009 €/000
Securities and term deposits	**156,118**	**3,571**
Net accrued swap interest income/expense on bonds	8,911	1,153
Valuation at fair value of forward contracts	1,663	1,839
Other financial assets and liabilities	107	93
Other short-term financial receivables	**10,681**	**3,085**
Short-term financial receivables	**166,799**	**6,656**

Term deposits of € 155,000 thousand relate to liquid investments of Group companies that mature in March 2011 and earn interest at a fixed rate of between 1.20% and 1.22%. At 31 December 2009, these investments were classified under non-current financial assets.

22. Cash and cash equivalents

	30 June 2010 €/000	31 December 2009 €/000
Bank current accounts and cash	95,144	93,311
Term deposits maturing within 3 months	47,247	36,324
Cash and cash equivalents	**142,392**	**129,636**

Reconciliation with net debt

The table below shows the reconciliation between cash and net debt.

	30 June 2010 €/000	31 December 2009 €/000
Cash and cash equivalents	142,392	129,636
Liquidity (A)	142,392	129,636
Securities	156,118	3,571
Other short-term financial receivables	10,681	3,084
Short-term financial receivables (B)	166,799	6,656
Short-term bank debt	(13,226)	(17,274)
Current portion of real estate lease payables	(3,318)	(3,277)
Current portion of private placement and bonds	(6,791)	(5,785)
Other short-term financial payables	(25,585)	(13,537)
Short-term financial debt (C)	(48,920)	(39,873)
Short-term net cash (debt) position (A+B+C)	260,270	96,419
Medium / long-term bank debt	(441)	(895)
Real estate lease payables	(4,685)	(6,345)
Private placement and bonds	(910,333)	(861,777)
Other medium / long-term financial payables	(719)	(739)
Payables for put options and earn-outs	(14,867)	(16,931)
Medium / long-term financial debt (D)	(931,045)	(886,688)
Net debt (A+B+C+D)	(670,775)	(790,269)
Reconciliation with the Group's net debt, shown in the directors' report:		
Assets for derivatives on bonds, non-current portion	9,751	-
Term deposits maturing after 1 year	-	155,066
Medium / long-term financial receivables	4,808	4,398
Group's net debt	(656,216)	(630,805)

23. Shareholders' equity

Share capital

In the first half of 2010, the Parent Company approved a bonus share issue implemented via the issue of 290,400,000 shares with a nominal value of € 0.10 per share to be provided free of charge to shareholders in the ratio of one new share for each share held, through the use of retained earnings.
Thus at 30 June 2010, the share capital was € 58,080,000 comprising 580,800,000 ordinary shares with a nominal value of € 0.10 each.

In the first six months of the year, the Group purchased 2,320,000 shares for a total price of € 9,260 thousand, which equates to an average price of € 3.99, and sold 3,889,952 shares through the exercise of stock options.

The table below shows the reconciliation between the number of outstanding shares at 31 December 2009 and at 30 June 2010. The figures at 31 December 2009 have been adjusted to take account of the bonus share issue:

	No. of shares		Nominal value	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
			€	€
Outstanding shares at the beginning of the period	575,891,760	576,918,506	57,589,176	57,691,851
Purchases for the stock option plan	(2,320,000)	(4,398,000)	(232,000)	(439,800)
Disposals	3,889,952	3,371,254	388,995	337,125
Outstanding shares at the end of the period	577,461,712	575,891,760	57,746,171	57,589,176
Total own shares held	3,338,288	4,908,240	333,829	490,824
Own shares as a % of share capital	0.6%	0.8%		

Dividends paid and proposed

Dividends to the value of € 34,593 thousand relating to 2009 were approved by the shareholders' meeting of the Parent Company on 30 April 2010 and paid in May 2010.

	Total amount		Dividend per share	
	30 June 2010 €/000	31 December 2009 €/000	30 June 2010 (€)	31 December 2009 (€)
Dividends approved and paid during the period on ordinary shares	34,593	31,829	0.06	0.05
Dividends proposed on ordinary shares		34,593		0.06

Other reserves

The table below shows a breakdown of, and changes to the shareholders' equity reserves for stock options, cash flow hedging and currency translation.

	Stock options €/000	Cash flow hedging €/000	Conversion of accounts in foreign currencies €/000	Total €/000
Balance at 31 December 2009	**12,816**	**(771)**	**(57,728)**	**(45,682)**
Cost of stock options for the period	3,562			3,562
Stock options exercised	(1,481)			(1,481)
Losses (profits) reclassified in the income statement		(164)		(164)
Cash flow hedge reserve allocated to shareholders' equity		4,311		4,311
Tax effect allocated to shareholders' equity		(1,428)		(1,428)
Conversion difference	51		138,766	138,818
Balance at 30 June 2010	**14,948**	**1,947**	**81,038**	**97,934**

24. Bonds and other non-current liabilities

The table below shows a breakdown of the Group's bonds and other non-current liabilities:

	30 June 2010 €/000	31 December 2009 €/000
Parent Company bond (US$) issued in 2003	249,315	207,237
Parent Company bond (Eurobond) issued in 2009	355,256	342,759
Private placement issued in 2002	98,578	84,712
Private placement issued in 2009	201,679	171,731
Total bonds and private placements	**904,828**	**806,440**
Payables and loans to banks	441	895
Property leases	4,685	6,345
Derivatives on Parent Company bond (US$)	5,505	51,935
Derivatives on Parent Company bond (Eurobond)	-	3,403
Payables for put options and earn-outs	3,926	14,429
Other debt	719	739
Non-current financial liabilities	15,277	77,746
Other non-financial liabilities	201	
Other non-current liabilities	**15,478**	**77,746**

Bonds

The bonds relate to two bond placements by the Parent Company with a nominal value of US$ 300 million and € 350 million, issued in 2003 and 2009 respectively.

The change in the value of this liability compared with 31 December 2009 was entirely due to the change in fair value of the financial liability, connected with the change in fair value of the related hedging derivatives.

Specifically, a cross currency swap has been taken out on exchange rates and interest rates for the 2003 bond, swapping from a fixed rate on US dollars to a variable rate on euros (6-month Euribor + 60 basis points). The increase in fair value recorded on the derivative amounted to € 41,424 thousand, while the value of the debt increased by € 42,005 thousand. The negative impact on the income statement for the period is € 580 thousand, before taking into account the tax effect.

On the same bond, there are various interest rate swaps that involve the payment of an average fixed rate of 4.25% on total underlying amounts of US$ 200 million. The reduction in the fair value of this derivative, totalling € 5,005 thousand, was suspended in the statement of comprehensive income, since the cash flow hedging transaction met the requirements for effectiveness. The associated deferred tax effect was € 1,376 thousand. In the first half of 2010, € 430 thousand was released to the income statement, with a tax effect of € 118 thousand.

An interest rate swap has been taken out on the 2009 bond. At 30 June 2010 its fair value was € 9,751 thousand, and was therefore classified under non-current financial assets. The increase of € 13,154 thousand in the value of the derivative recorded during the first half of 2010, net of the negative change of € 12,206 in the value of the underlying debt, generated net gains during the period of € 948 thousand, before taking into account the tax effect.

Private placement

The private placement represents two bonds placed by Redfire, Inc. in the US market in 2002 and 2009.

Apart from the effects arising from the translation of bonds denominated in US dollars, the only change in the debt is the release of the effects of the amortised cost of the 2002 private placement, previously adjusted due to fair value hedges no longer in existence; this effect is equivalent to financial income of US$ 1.2 million (€ 0.9 million).

Payables for put options and earn-outs

The payable for put options relating to the acquisition of Cabo Wabo refers to the remaining 20% of share capital held by minorities. On 30 July 2010, these options, which were originally planned to mature in 2012 and 2015, were exercised early, and the Group signed an agreement to pay US$ 11 million for the remaining share capital. This amount has therefore been reclassified to short-term financial payables. The agreement also provided for an earn-out mechanism for the next three years, based on the sales volumes for the Cabo Wabo brand achieved by the Group.

The adjustment to the above figures, along with the adjustment to the estimates for the earn-out on the brand X-Rated Fusion Liqueur, resulted in the recognition of income of € 4.8 million in the income statement for the first half of the year.

The remaining change in the payable corresponds to exchange rate differences against the US dollar and, to a lesser extent, the effects of the adjustments.

25. Payables to banks and other short-term financial payables

	30 June 2010 €/000	31 December 2009 €/000
Payables and loans to banks	13,226	17,274
Short-term portion of private placement (issued in 2002)	6,791	5,785
Accrued interest on bonds	22,230	11,528
Property leases	3,318	3,277
Financial liabilities on hedging contracts	3,179	1,668
Payables for put options and earn-outs	10,941	2,502
Other debt	176	341
Total other financial payables	46,635	25,101

Private placement (issued in 2002)
The short-term portion of the payable represents the part of the private placement issued in 2002 (US$ 8.3 million) that expires in July 2010.

Hedging contracts on sales and purchases
Campari International S.A.M. holds forward contracts on receivables and payables in currencies other than the euro in its accounts. The valuation of these contracts at the reporting date gave rise to the reporting of assets of € 1,663 thousand and liabilities of € 2,485 thousand.
The company also holds forward contracts on future sales and purchases deemed to be highly likely. The existing hedges have a nominal value of US$ 5.8 million and JPY 217.3 million, and all cash flows concerned will materialise in 2010.
These hedging transactions met the requirements for effectiveness, and an unrealised loss of € 0.7 million was suspended in the statement of comprehensive income, net of the tax effect. The value of the associated financial liability is € 694 thousand.

Payables for put options and earn-outs
The short-term potion of these payables represents the commitment to purchase the remaining stake in Cabo Wabo and the earn-out payments for the year for X-Rated Fusion Liqueur.

26. Reserve for risks and future liabilities

	Tax reserve €/000	Reserve for industrial restructuring €/000	Agent severance fund €/000	Other €/000	Total €/000
Balance at 31 December 2009	**3,404**	**3,715**	**1,220**	**2,323**	**10,661**
Provisions	3,796	-	183	1,700	5,678
Amounts used	(621)	(539)	(89)	(674)	(1,924)
Exchange rate differences and other changes	62	(30)	32	221	284
Balance at 30 June 2010	**6,640**	**3,146**	**1,345**	**3,569**	**14,699**

The tax reserve of € 6,640 thousand includes provisions by the Parent Company of € 3,784 thousand.
Of the € 621 thousand used during the period, € 483 thousand is attributable to Campari Italia in relation to tax inspections for the 2004 tax year.

The reserve for industrial restructuring of € 3,146 thousand at the end of the period includes € 2,000 for the liabilities recognised by the Parent Company following the termination of production at the Sulmona plant in 2007. Reserves of € 369 thousand have already been used, and the remaining amount is expected to be used in full in 2010 for the completion of the procedure that led to the creation of this reserve.
The reserve for restructuring also includes provisions made in 2009 in relation to the closure of Qingdao Sella & Mosca Winery Co Ltd and provisions for winding up various positions within the Group.

Provisions of € 1,700 thousand were made to other reserves, of which € 1,226 thousand was allocated by the Parent Company for disputes involving its Brazilian subsidiary connected to the management of the company formerly known as UDV.

Note that at 31 December 2009, Campari do Brasil Ltda. was in dispute with the Brazilian tax authorities, which have contested the classification of products sold by the company for production tax (IPI) purposes.
At 30 June 2010, the increase in taxes and penalties stood at BRL 120.8 million (€ 54.7 million).
The company has contested this claim in full, appointing local advisors. Based on the opinions expressed by the advisors, it is deemed unnecessary at present to establish a special provision.
As a result, no provisions were made for this item in the accounts for the year ending 30 June 2010.

27. Payables to tax authorities

Payables to tax authorities are down by € 6,067 thousand compared to the previous year at € 69,022 thousand, due to the combined effect of the payment of taxes for the previous year and the provision for estimated taxes for the first half of the year. Specifically, Group companies paid taxes totalling € 33,255 thousand.

28. Stock options

New allocations of stock options were also approved in the first six months of 2010. These may be exercised in the period between 2015 and 2017. The number of options granted for the purchase of the same number of shares was 15,797,858, at an average allocation price of € 3.85, equivalent to the weighted average market price in the month preceding the day on which the options were granted.
The average fair value of these options is € 1.27.
The following assumptions were used for the fair value measurement of options issued in 2010 and 2009:

	2010	2009
Expected dividends (€)	0.06	0.06
Expected volatility (%)	27%	26%
Historical volatility (%)	27%	26%
Market interest rate	2.71%	2.80%
Expected option life (years)	7	7
Exercise price (€)	3.85	2.99

The criterion for fair value measurement is the same as that described in the consolidated financial statements for the year ending 31 December 2009.

29. Related parties

Davide Campari-Milano S.p.A. is controlled by Alicros S.p.A., which in turn is controlled by Fincorus S.p.A.
Fincorus S.p.A., Davide Campari-Milano S.p.A. and its Italian subsidiaries have adopted the national tax consolidation scheme governed by articles 117 *et seq* of the consolidated law on income tax (TUIR) for 2010-2012.
The tax receivables and payables of the individual Italian companies are therefore recorded as payables to the Parent Company's main shareholder, Fincorus S.p.A.
At 30 June 2010, the overall position of the Italian subsidiaries of Davide Campari-Milano S.p.A. and of the Parent Company itself in respect of Fincorus S.p.A., in relation to the tax consolidation scheme, is a net payable of € 13,324 thousand.
The table below shows the net debit balance.

Moreover, Fincorus S.p.A., Davide Campari-Milano S.p.A. and its Italian subsidiaries have joined the Group-wide VAT scheme for the three-year period 2008-2010, pursuant to article 73, paragraph 3 of Presidential Decree 633/72. At 30 June 2010, the Parent Company and its Italian subsidiaries recorded a debit balance of € 1,774 thousand due to Fincorus S.p.A.

The receivables and payables arising as a result of the tax consolidation scheme are non-interest bearing.

Dealings with related parties and joint ventures form part of ordinary operations and are carried out under market conditions (i.e. conditions that would apply between two independent parties) or using criteria that allow for the recovery of costs incurred and a return on invested capital.
All transactions with related parties were carried out in the Group's interest.

The amounts for the various categories of transaction entered into with related parties are set out below.

30 June 2010	Trade receivables (€/000)	Trade payables (€/000)	Receivables (payables) for tax consolidation (€/000)	Receivables (payables) for Group VAT (€/000)	Other non-current tax receivables (€/000)	Other receivables (payables)
International Marques V.O.F.	998	-	-	-	-	
Focus Brands Trading Ltd	594	-	-		-	
Fincorus S.p.A.	-	-	(13,324)	(1,774)	-	-
	1,591	**-**	**(13,324)**	**(1,774)**	**-**	**-**
Balance sheet percentage of related item	1%	0%	22%	3%	0%	0%

31 December 2009	Trade receivables (€/000)	Trade payables (€/000)	Receivables (payables) for tax consolidation (€/000)	Receivables (payables) for Group VAT (€/000)	Other non-current tax receivables (€/000)	Other receivables (payables)
International Marques V.O.F.	938	(8)	-	-	-	
Focus Brands Trading Ltd	672	-	-		-	
Fincorus S.p.A.	-	-	(22,379)	(6,406)	188	(41)
	1,609	**(8)**	**(22,379)**	**(6,406)**	**188**	**(41)**
Balance sheet percentage of related item	1%	0%	34%	10%	1%	0%

First half 2010	Sale of merchandise (€ / 000)	Trade allowances (€ / 000)	Other income and charges €/000	Financial income (€ / 000)	Profit (loss) of joint ventures (€ / 000)
Alicros s.r.l.			81		
International Marques V.O.F.	1,456	(364)	-	-	(166)
	1,456	**(364)**	**81**	**-**	**(166)**
Balance sheet percentage of related item	0%	0%			

First half 2009	Sale of merchandise € / 000	Trade allowances € / 000	Other income and charges € / 000	Financial income € / 000	Profit (loss) of joint ventures € / 000
International Marques V.O.F.	1,116	(480)	(32)	-	13
M.C.S. S.c.a.r.l.	3,069	(889)	(37)	6	(267)
Focus Brands Trading Ltd (*)	526	(182)			
	4,710	**(1,552)**	**(68)**	**6**	**(254)**
Balance sheet percentage of related item	1%	2%			

(*) Please note that in the half-year report to 30 June 2009, the operations of the Indian joint venture Focus Brands trading were accidentally omitted. However, these have now been included in the table above.

30. Commitments and risks

For information regarding the Group's commitments and risks, please see note 39 of the consolidated accounts at 31 December 2009.

31. Events taking place after the end of the period

For information on significant events taking place after the close of the half-year, please see the relevant section of the interim report on operations.

Sesto San Giovanni, Wednesday 4 August 2010.

Chairman of the Board of Directors
Luca Garavoglia

Certification of the condensed half-year financial statements in accordance with article 81-*ter* of Consob Regulation 11971 of 14 May 1999 and subsequent revisions and amendments

1. We, Robert Kunze-Concewitz and Paolo Marchesini, managing director and the director responsible for preparing the accounting documents of Davide Campari-Milano S.p.A., hereby certify, taking into account the provisions of paragraphs 3 and 4, article 154-*bis*, of legislative decree 58 of 24 February 1998:

   - the appropriateness, in relation to the nature of the business, and
   - the actual application of the administrative and accounting procedures used to prepare the condensed half-year financial statements, in the half-year period ending 30 June 2010.

2. We furthermore certify that

2.1 the condensed half-year financial statements:

a) were prepared in accordance with the applicable international accounting standards recognised in the European Union pursuant to Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002

b) correspond to the figures contained in the accounting records

c) provide a true and accurate representation of the financial situation of the issuer and the group of companies included in the basis of consolidation

2.2 the interim report on operations refers to significant events that occurred in the first six months of the year and their effects on the condensed half-year financial statements, together with a description of the main risks and uncertainties relating to the remaining six months of the year. The interim report on operations also contains information on significant transactions with related parties.

Sesto San Giovanni, Wednesday 4 August 2010

Managing Director
Robert Kunze-Concewitz

Director responsible for preparing
the company's accounting statements
and Managing Director
Paolo Marchesini



GRUPPO
CAMPARI

RELAZIONE FINANZIARIA SEMESTRALE AL 30 GIUGNO 2010

INDICE

Dati di sintesi

	Primo semestre 2010 € milioni	Primo semestre 2009 € milioni	variazione %	variazione % a cambi costanti
Vendite nette	**515,7**	**441,8**	**16,7**	**14,8**
Margine di contribuzione	209,5	176,9	18,5	17,1
EBITDA prima di oneri e proventi non ricorrenti	128,6	109,1	17,9	17,1
EBITDA	**127,0**	**107,5**	**18,1**	**17,3**
Risultato della gestione corrente	116,0	98,4	17,9	17,3
Risultato operativo	**114,4**	**96,8**	**18,2**	**17,4**
ROS % (risultato operativo/vendite nette)	**22,2%**	**21,9%**		
Utile prima delle imposte	97,7	83,3	17,3	16,0
Utile netto del Gruppo e di terzi	69,5	60,3	15,2	13,5
Utile netto del Gruppo	**69,3**	**60,1**	**15,2**	**13,6**
Utile base e diluito per azione (€)	0,12	0,10		
Numero medio dei dipendenti	2.216	1.855		
Free cash flow	40,8	140,2		
Acquisizioni di società o marchi	-	432,1		

	30 giugno 2010 € milioni	31 dicembre 2009 € milioni
Indebitamento netto	656,2	630,8
Patrimonio netto del Gruppo e di terzi	1.224,8	1.046,0
Attivo immobilizzato	1.701,0	1.519,8

Organi sociali

Consiglio di Amministrazione[1]

Luca Garavoglia	Presidente
Robert Kunze-Concewitz	Amministratore Delegato e *Chief Executive Officer*
Paolo Marchesini	Amministratore Delegato e *Chief Financial Officer*
Stefano Saccardi	Amministratore Delegato e *General Counsel and Business Development Officer*
Eugenio Barcellona	Amministratore e membro del Comitato Remunerazione e Nomine[4]
Enrico Corradi	Amministratore, membro del Comitato Remunerazione e Nomine[4] e membro del Comitato Audit[5]
Karen Guerra	Amministratore
Thomas Ingelfinger	Amministratore e membro del Comitato Remunerazione e nomine[4] e membro del Comitato Audit5)
Marco P. Perelli-Cippo	Amministratore e membro del Comitato Audit5)

Collegio Sindacale[2]

Pellegrino Libroia	Presidente
Enrico Colombo	Sindaco Effettivo
Carlo Lazzarini	Sindaco Effettivo
Giovanni Bandera	Sindaco Supplente
Graziano Gallo	Sindaco Supplente
Emilio Gnech	Sindaco Supplente

Società di revisione[3]

PricewaterhouseCoopers S.p.A.

[1] Il Consiglio di Amministrazione, di nove membri, è stato nominato dall'Assemblea degli azionisti del 30 aprile 2010 per il triennio 2010-2012; Luca Garavoglia è stato nominato Presidente con i poteri di legge e statutariamente previsti.
Il Consiglio di Amministrazione del 30 aprile 2010 ha conferito agli Amministratori Delegati Robert Kunze-Concewitz, Paolo Marchesini e Stefano Saccardi i seguenti poteri, per una durata triennale e fino all'approvazione del bilancio dell'esercizio 2012:
- con firma singola: poteri di ordinaria rappresentanza e gestione, entro limiti di valore o temporali determinati per ciascuna categoria di atti;
- con firma abbinata a due: poteri di rappresentanza e gestione per determinate categorie di atti, entro limiti di valore o temporali considerati eccedenti l'attività ordinaria.

[2] Il Collegio Sindacale è stato nominato dall'Assemblea degli azionisti del 30 aprile 2010 per il triennio 2010-2012.
[3] L'Assemblea degli azionisti del 30 aprile 2010 ha conferito l'incarico per la revisione contabile a PricewaterhouseCoopers S.p.A. per il novennio 2010-2018.
[4][5] Il Comitato Remunerazione e Nomine e il Comitato Audit sono stati nominati dal Consiglio di Amministrazione del 30 aprile 2010 per il triennio 2010-2012.

Relazione intermedia sulla gestione

Eventi significativi del periodo

Distribuzione di Sagatiba in Brasile

Con decorrenza 1 marzo 2010, Campari do Brasil Ltda. ha acquisito i diritti di distribuzione della *cachaça* Sagatiba per il Brasile e altri sette mercati del Sud America.

Con Sagatiba, che è *market leader* nel segmento della *cachaça premium*, il Gruppo entra nel mercato della *cachaça*, a volume la più importante categoria di *spirit* in Brasile, e completa così il suo portafoglio di *premium brand* in Sud America.

Distribuzione degli Scotch whisky Morrison *Bowmore in Italia*

Dal 1 marzo 2010 Campari Italia S.p.A. distribuisce sul mercato italiano il *single malt Scotch Whisky* Bowmore (Islay) di Morrison Bowmore Distilleries, controllata dal gruppo giapponese Suntory.

Con questo accordo, il Gruppo completa in Italia l'offerta di *whisky* in portafoglio, che include, oltre ai propri marchi GlenGrant (*single malt*) e Old Smuggler (*blended*), i *brand* di terzi in distribuzione Jack Daniel's (*Tennesse* whisky) e Tullamore Dew (*Irish whisky*).

Campari Australia

Il 1 aprile 2010 è diventata operativa, con l'avvio dell'attività commerciale, Campari Australia Pty Ltd., costituita alla fine del 2009 per gestire la distribuzione nel mercato australiano dei prodotti del Gruppo.

Campari Australia Pty Ltd. distribuisce dal 1 aprile 2010 i *brand* del Gruppo presenti sul mercato australiano (in particolare SKYY Vodka, SKYY Blue e Riccadonna) a eccezione di Wild Turkey, la cui distribuzione è invece passata a Campari Australia Pty Ltd. il 1 luglio 2010.

Precedentemente, il Gruppo, per la commercializzazione dei suoi prodotti nel mercato australiano, si avvaleva di distributori terzi.

Assemblea straordinaria degli azionisti della Capogruppo

Il 30 aprile 2010 l'Assemblea straordinaria degli azionisti di Davide Campari-Milano S.p.A. ha deliberato un aumento di capitale gratuito da effettuarsi mediante emissione di 290.400.000 nuove azioni da nominali € 0,10 cadauna, aventi le stesse caratteristiche delle azioni ordinarie in circolazione.

Le nuove azioni sono state attribuite gratuitamente ai soci in ragione di una nuova azione per ciascuna azione posseduta, mediante l'utilizzo della riserva utili a nuovo.

Il capitale sociale versato risultante dall'aumento di capitale gratuito è pertanto pari a € 58.080.000, suddiviso in 580.800.000 azioni del valore nominale di € 0,10 cadauna.

Assemblea ordinaria degli azionisti della Capogruppo

Il 30 aprile 2010 l'Assemblea ordinaria degli azionisti di Davide Campari-Milano S.p.A. ha approvato il bilancio relativo all'esercizio 2009 e deliberato la distribuzione di un dividendo di € 0,06 per ciascuna delle azioni in circolazione risultanti dall'aumento di capitale gratuito deliberato dall'Assemblea straordinaria.

Il dividendo risulta in aumento del 9,1% rispetto a quello distribuito per l'esercizio 2008, pari a € 0,055 per azione (*ante* aumento di capitale gratuito il dividendo sarebbe stato pari a € 0,12 per azione, a fronte di € 0,11 per azione per l'esercizio 2008).

Il dividendo complessivo, calcolato sulle azioni in circolazione con esclusione delle azioni proprie in portafoglio a quella data (pari a 4.245.248 azioni *post* aumento gratuito di capitale) è di € 34.593.285.

L'assemblea ha inoltre:

- nominato il nuovo Consiglio di Amministrazione per il triennio 2010-2012, composto da Eugenio Barcellona, Enrico Corradi, Luca Garavoglia, Karen Guerra, Thomas Ingelfinger, Robert Kunze-Concewitz, Paolo Marchesini, Marco P. Perelli-Cippo e Stefano Saccardi;
- confermato alla Presidenza Luca Garavoglia per il triennio 2010-2012;
- nominato il Collegio Sindacale, composto da Pellegrino Libroia, Presidente, ed Enrico Colombo e Carlo Lazzarini, sindaci effettivi, per il triennio 2010-2012;

- approvato la proposta di conferimento dell'incarico di revisione contabile a PricewaterhouseCoopers S.p.A. per il novennio 2010-2018, a seguito della scadenza del precedente mandato, per legge non rinnovabile, di Reconta Ernst & Young S.p.A.

Acquisto di azioni proprie

Dal 1 gennaio al 30 giugno 2010 sono state acquistate 2.320.000 azioni proprie a un valore unitario medio di € 3,99 e sono state vendute 3.889.952 azioni proprie.
Al 30 giugno 2010, Davide Campari-Milano S.p.A. detiene 3.338.288 azioni proprie, pari al 0,6% del capitale.

Andamento delle vendite

Evoluzione generale

Le vendite nette del Gruppo Campari del primo semestre 2010 sono state pari a € 515,7 milioni, con una crescita complessiva del 16,7% rispetto al corrispondente periodo del 2009.
A perimetro di consolidamento e a tassi di cambio omogenei, la crescita organica è stata del 8,7%, mentre la variazione di perimetro e l'effetto cambio hanno determinato una variazione positiva, rispettivamente, del 6,1% e del 2,0%, come evidenziato nella tabella sotto riportata.

	€ milioni	in % sul primo semestre 2009
vendite nette del primo semestre 2010	515,7	
vendite nette del primo semestre 2009	441,8	
variazione totale	**73,9**	**16,7%**
di cui		
crescita organica	38,3	8,7%
variazioni di perimetro	26,9	6,1%
variazioni di cambio	8,7	2,0%
variazione totale	**73,9**	**16,7%**

Il semestre si è chiuso quindi con una buona crescita organica delle vendite, pari al 8,7%, frutto di un primo trimestre estremamente positivo (+14,5%) e di un secondo trimestre comunque soddisfacente, nel quale, sempre considerando la sola componente organica, la crescita è stata del +4,3%, così come evidenziato nella tabella sottostante.

				Variazione			
		2010	2009	totale	organica	perimetro	cambio
primo trimestre	€ milioni	233,6	190,1	43,5	27,5	15,6	0,4
	variazione % sul 2009			22,9%	**14,5%**	8,2%	0,2%
secondo trimestre	€ milioni	282,1	251,7	30,4	10,8	11,3	8,3
	variazione % sul 2009			12,1%	**4,3%**	4,5%	3,3%
primo semestre	€ milioni	515,7	441,8	73,9	38,3	26,9	8,7
	variazione % sul 2009			16,7%	**8,7%**	6,1%	2,0%

E' necessario ricordare che nella prima parte del 2009 le vendite erano state negativamente impattate dall'acuirsi della crisi finanziaria e dalla conseguente riduzione del livello delle scorte presso i distributori in alcuni mercati di cruciale importanza per il Gruppo, quali Stati Uniti, Brasile e Russia.
Questo fenomeno ha pertanto determinato, nel primo semestre 2010, un confronto favorevole con le vendite dell'anno precedente, peraltro più accentuato nel primo trimestre che nel secondo.
Anche senza considerare i tre mercati sopra menzionati, che nella prima metà del 2010 evidenziano tassi di crescita molto elevati e in parte anomali, il primo semestre dell'anno ha comunque evidenziato risultati positivi per i tre *brand* principali del Gruppo, Aperol *in primis*, ma anche Campari e SKYY Vodka.

I tassi di cambio medi del primo semestre hanno avuto sulle vendite un impatto positivo del 2,0%, determinato principalmente dalla rivalutazione del Real brasiliano, che si è apprezzato del 22,4% rispetto alla media del primo semestre 2009.
Il Dollaro USA al contrario si è rivalutato in modo significativo solo nella seconda parte del semestre, evidenziando pertanto un cambio medio del semestre pressoché invariato rispetto al 2009 (+0,3%), nonostante la rilevazione puntuale al 30 giugno 2010 mostri un apprezzamento del 15,2% rispetto all'anno precedente.

La tabella seguente, che espone l'andamento dei cambi medi per le valute più significative per il Gruppo, evidenzia come, con la sola eccezione del Peso argentino, tutte le valute si siano rivalutate rispetto all'Euro (seppure, con eccezione della rivalutazione del Real brasiliano, con un impatto positivo sulle vendite trascurabile).

Cambi del periodo	1 gennaio - 30 giugno 2010	1 gennaio - 30 giugno 2009	Variazione %
US$ x 1 € cambi medi del periodo	1,328	1,332	0,3%
US$ x 1 € cambi al 30 giugno	1,227	1,413	15,2%
BRC x 1 € cambi medi del periodo	2,387	2,922	22,4%
BRC x 1 € cambi al 30 giugno	2,208	2,747	24,4%
CHF x 1 € cambi medi del periodo	1,437	1,506	4,8%
CHF x 1 € cambi al 30 giugno	1,328	1,527	14,9%
CNY x 1 € cambi medi del periodo	9,068	9,103	0,4%
CNY x 1 € cambi al 30 giugno	8,322	9,655	16,0%
GBP x 1 € cambi medi del periodo	0,870	0,894	2,7%
GBP x 1 € cambi al 30 giugno	0,817	0,852	4,2%
ARS x 1 € cambi medi del periodo	5,137	4,846	-5,7%
ARS x 1 € cambi al 30 giugno	4,826	5,359	11,0%
MXN x 1 € cambi medi del periodo	16,829	18,433	9,5%
MXN x 1 € cambi al 30 giugno	15,736	18,554	17,9%

Wild Turkey e crescita esterna

Per quanto riguarda la crescita esterna, il primo semestre dell'anno ha beneficiato significativamente delle vendite relative all'acquisizione di Wild Turkey che, nel primo semestre 2010 sono state pari a € 30,7 milioni.
Poiché tale acquisizione è avvenuta a fine maggio 2009 e il Gruppo ne ha iniziato il consolidamento a partire dal 1 giugno 2009, le vendite dei primi cinque mesi del 2010 (pari a € 26,8 milioni) sono state considerate come variazione di perimetro, mentre quelle del solo mese di giugno (pari a € 3,9 milioni) vengono riconosciute nella componente organica del *business* del Gruppo.
Sempre con riferimento a Wild Turkey è opportuno segnalare che nel mercato australiano (secondo mercato nel mondo per questo *brand*, dopo gli Stati Uniti) sono intervenuti mutamenti dell'assetto distributivo che hanno avuto un significativo impatto sulle vendite del primo semestre 2010.
In particolare, in questo importante mercato, dove il Gruppo non disponeva di una organizzazione commerciale propria e operava tramite distributori terzi, la distribuzione di Wild Turkey è stata temporaneamente affidata al venditore, Pernod Ricard, per il periodo compreso tra il *closing* dell'acquisizione e il 1 luglio 2010.
Campari Australia Pty Ltd., costituita al fine di gestire la distribuzione nel mercato australiano dei prodotti del Gruppo, ha avviato dal 1 aprile 2010 la commercializzazione dei *brand* del Gruppo presenti sul mercato australiano (in particolare SKYY Vodka, SKYY Blue e Riccadonna) a eccezione di Wild Turkey, la cui distribuzione è invece passata a Campari Australia Pty Ltd. il 1 luglio 2010.
In vista dell'imminente cessazione degli accordi di distribuzione, nel primo semestre dell'anno il Gruppo ha rallentato le vendite dei prodotti sopra citati, al fine di ridurne le scorte presenti sul mercato e, in tal modo, semplificare il passaggio di consegne delle marche.
Pertanto, le vendite del *brand* Wild Turkey realizzate dal Gruppo nel primo semestre 2010 nel mercato australiano sono state molto modeste, nonostante i dati di consumo confermino l'ottimo stato di salute della marca.
La tabella sotto riportata evidenzia il dettaglio completo della crescita esterna, complessivamente pari a € 26,9 milioni, nelle sue componenti di *brand* del Gruppo e *brand* di terzi: tra questi, in negativo, si rileva l'impatto di € 2,8 milioni determinato dall'interruzione dell'accordo distributivo con Société des Produits Marnier Lapostolle in Italia e Germania, mentre in positivo, tra i *brand* del Gruppo, si rilevano le vendite degli spumanti Odessa.

Vendite del primo semestre 2010: dettaglio dell'effetto perimetro	€ milioni
Wild Turkey	26,8
Odessa	1,1
Subtotale *brand* del Gruppo	**27,9**
Cessata distribuzione *brand* di Société des Produits Marnier Lapostolle in Italia e Germania	-2,8
Brand di terzi in Germania (Licor 43), Brasile (Sagatiba) e Italia (Icario)	1,0
Copacking Legui in Argentina	0,9
Subtotale *brand* di terzi	**-1,0**
Totale variazione di perimetro	**26,9**

Vendite per area geografica

Nel primo semestre dell'anno, l'andamento delle vendite è stato positivo in tutte le aree geografiche, sebbene con tassi di crescita significativamente diversi, che vanno dal 46,1% dell'area Americhe al 2,2% dell'Italia.
Una così marcata differenza nel *trend* di crescita ha modificato sostanzialmente il peso relativo delle vendite di ciascuna area rispetto al primo semestre dello scorso anno: l'Italia resta il primo mercato del Gruppo, ma con un'incidenza sul totale che passa dal 45,2% al 39,6%, mentre l'area Americhe aumenta la sua quota, passando dal 27,3% del primo semestre 2009 al 34,1% rilevato a fine giugno 2010.

	Primo semestre 2010		Primo semestre 2009		variazione %
	€ milioni	%	€ milioni	%	2010/2009
Italia	204,1	39,6%	199,6	45,2%	2,2%
Europa	107,8	20,9%	96,3	21,8%	11,9%
Americhe	175,9	34,1%	120,4	27,3%	46,1%
Resto del mondo e *duty free*	27,9	5,4%	25,5	5,8%	9,6%
Totale	**515,7**	**100,0%**	**441,8**	**100,0%**	**16,7%**

Poiché sia le acquisizioni che i tassi di cambio hanno avuto un impatto rilevante sui risultati di vendita, è opportuno valutare la *performance* di ciascuna area sulla base dei dati evidenziati nella tabella seguente, che separa l'impatto della crescita organica da quello della variazione di perimetro e dell'effetto cambio.

Analisi della variazione %	variazione in %			
	totale	crescita organica	variazione perimetro	effetto cambio
Italia	2,2%	2,9%	-0,7%	0,0%
Europa	11,9%	11,0%	0,5%	0,4%
Americhe	46,1%	24,7%	15,0%	6,4%
Resto del mondo e *duty free*	9,6%	-30,2%	37,6%	2,2%
Totale	**16,7%**	**8,7%**	**6,1%**	**2,0%**

In **Italia,** le vendite del primo semestre del 2010 sono incrementate del 2,2% e, al netto della variazione negativa relativa alla cessata distribuzione di Grand Marnier, la crescita organica è stata del 2,9%.
La *performance* di Aperol e Campari è stata molto buona: il *trend* particolarmente favorevole dei consumi di aperitivi, unito all'efficace azione pubblicitaria e promozionale, ha consentito al Gruppo di raggiungere risultati di vendita più che soddisfacenti, soprattutto se valutati alla luce della complessiva stagnazione dei consumi.
Peraltro, più in generale, la crescita organica complessiva sul mercato italiano è frutto di una buona *performance* dell'intero segmento *spirit,* che consente di compensare la contrazione di *soft drink* e *wine* (con l'eccezione degli spumanti Cinzano).

Nel resto dell'**Europa**, la crescita complessiva è stata del 11,9%, quasi interamente attribuibile al solido sviluppo del *business* organico (11,0%), registrato in tutti i mercati principali: Germania, Austria, Svizzera, Francia e Spagna.
Anche la Russia ha dato un contributo estremamente significativo alle vendite dell'area; è peraltro opportuno evidenziare che, in questo caso, la crescita è anche imputabile al confronto favorevole con le vendite del primo semestre 2009, fortemente condizionate dalla pesante contrazione degli ordini intervenuta a seguito della crisi finanziaria.
Le vendite dell'area beneficiano inoltre di un modesto impatto positivo dei cambi (0,4%), determinato dal Franco svizzero, nonché di un effetto perimetro positivo (0,5%), con Odessa e Wild Turkey che compensano la cessata distribuzione di Grand Marnier in Germania.

Nell'area **Americhe**, le vendite sono incrementate complessivamente del 46,1%, grazie alla forte crescita organica (24,7%), alla forte componente di crescita esterna (15,0%) e all'impatto favorevole dei cambi (6,4%).
Per valutare meglio i risultati di quest'area, è tuttavia opportuno analizzare separatamente le tendenze rilevate nei due mercati principali, gli Stati Uniti e il Brasile, come riportato nelle due tabelle sottostanti.

	Primo semestre 2010		Primo semestre 2009		variazione %
	€ milioni	%	€ milioni	%	2010/2009
USA	115,0	65,4%	86,5	71,8%	33,0%
Brasile	41,0	23,3%	20,6	17,1%	99,1%
Altri paesi	20,0	11,4%	13,4	11,1%	49,4%
Totale	**175,9**	**100,0%**	**120,4**	**100,0%**	**46,1%**

Analisi della variazione %	variazione %			
	totale	crescita organica	variazione perimetro	effetto cambio
USA	33,0%	13,3%	19,5%	0,2%
Brasile	99,1%	61,3%	1,7%	36,1%
Altri paesi	49,4%	41,9%	6,7%	0,8%
Totale	**46,1%**	**24,7%**	**15,0%**	**6,4%**

Negli **Stati Uniti** le vendite nel primo semestre del 2010 sono cresciute del 33,0%, sia per il consistente apporto dell'acquisizione Wild Turkey, che vale il 19,5%, ma anche grazie una crescita organica a doppia cifra, pari al 13,3%.
In relazione a quest'ultima, è ancora una volta opportuno ricordare che gli Stati Uniti sono uno dei mercati per i quali il confronto dei risultati semestrali dei due anni posti a confronto è particolarmente favorevole, in quanto la riduzione degli ordini da parte di distributori, attenti a ridurre il livello di scorte e l'impiego di capitale, nel 2009 era stata particolarmente intensa.
Peraltro, i consumi finali di *spirit* del Gruppo nel mercato statunitense, continuano ad evidenziare positivi tassi di crescita reali, anche superiori alla tendenza del mercato, seppure inferiori al 13,3% conseguito dal Gruppo nel primo semestre.
La rivalutazione del Dollaro USA ha avuto un impatto positivo ma limitato al 0,2% sulle vendite del Gruppo.

In **Brasile** le vendite sono incrementate del 99,1%, grazie a una crescita organica del 61,3% e a un effetto cambio positivo del 36,1% dovuto alla rivalutazione del Real brasiliano.
In Brasile, il confronto favorevole con il primo semestre dell'anno scorso, gioca un ruolo ancora più determinante rispetto a quanto accaduto in altri mercati (quali Stati Uniti e Russia), in quanto, oltre al tema della riduzione generalizzata delle scorte causata dalla stretta creditizia, alcune circostanze sfavorevoli specifiche avevano pesantemente condizionato le vendite dell'anno precedente.
In particolare, le vendite del primo semestre 2009, erano state condizionate sia da un anticipo degli ordini da parte dei grossisti, avvenuto nell'ultimo semestre del 2008 in vista dell'aumento delle accise (IPI) del 1 gennaio 2009, che dal cambiamento della politica commerciale attuato dal Gruppo ad inizio 2009, volto a ridurre la dipendenza da singoli grandi distributori, circostanza che ha comportato una ulteriore e fisiologica compressione del livello di scorte nel canale distributivo.

Le vendite **degli altri paesi dell'area Americhe** sono incrementate complessivamente del 49,4%, grazie a una crescita organica del 41,9%, imputabile principalmente ai risultati conseguiti in Argentina, Messico e Canada.
E' peraltro opportuno evidenziare che, a seguito delle acquisizioni effettuate nel 2009, il Gruppo ora gestisce, tramite organizzazioni commerciali proprie, la distribuzione sia in Argentina che in Messico, garantendo in tal modo in tali mercati un migliore presidio dei marchi e una maggiore efficacia nell'attività commerciale.

L'area **Resto del Mondo e *duty free***, che complessivamente vale il 5,4% delle vendite del Gruppo, nel primo semestre del 2010 ha realizzato una crescita complessiva del 9,6%, determinata da una crescita esterna del 37,6% e da una contrazione organica del 30,2%.
In particolare, la crescita esterna è attribuibile alle vendite di Wild Turkey relative al periodo gennaio-maggio 2010, realizzate prevalentemente in Australia, Giappone e nel canale *duty free*.
La contrazione evidenziata a livello organico è attribuibile invece, come sopra evidenziato, al rallentamento delle vendite a distributori terzi dei *brand* (Wild Turkey, Riccadonna, SKYY Vodka e SKYY Blue), la cui commercializzazione è progressivamente passata da distributori terzi a Campari Australia Pty Ltd.
Tale rallentamento, cui non corrisponde una contrazione dei consumi nel mercato, è stato attuato al fine di ridurre il livello di scorte presso i distributori stessi, in vista della scadenza dei contratti.
Tra gli altri mercati significativi per il Gruppo nell'area Resto del mondo, nel semestre è stato particolarmente positivo l'andamento delle vendite in Cina.

Vendite per area di business

L'andamento positivo delle vendite del Gruppo nel primo semestre dell'anno (+16,7%) è stato determinato dalla crescita degli *spirit*, che ha ampiamente compensato la contrazione rilevata nei segmenti *wine* e *soft drink*.
Le due tabelle seguenti mostrano l'evoluzione delle vendite per area di *business* e, per ciascuna di esse, l'analisi della variazione totale, nelle tre componenti di crescita organica, effetto perimetro ed effetto cambi.

	Primo semestre 2010		Primo semestre 2009		variazione %
	€ milioni	%	€ milioni	%	2010/2009
Spirit	396,5	76,9%	319,3	72,3%	24,2%
Wine	59,1	11,5%	59,8	13,5%	-1,3%
Soft drink	53,9	10,5%	56,8	12,9%	-5,1%
Altre vendite	6,1	1,2%	5,8	1,3%	6,1%
Totale	**515,7**	**100,0%**	**441,8**	**100,0%**	**16,7%**

Analisi della variazione %	variazione in %			
	totale	crescita organica	variazione perimetro	effetto cambio
Spirit	24,2%	13,9%	7,8%	2,5%
Wine	-1,3%	-4,0%	1,8%	0,9%
Soft drink	-5,1%	-5,1%	0,0%	0,0%
Altre vendite	6,1%	-10,5%	14,7%	1,9%
Totale	**16,7%**	**8,7%**	**6,1%**	**2,0%**

Spirit

Le vendite di *spirit* sono state pari a € 396,5 milioni, in crescita del 24,2% rispetto al primo semestre 2009.
La robusta crescita organica (13,9%), l'effetto perimetro (7,8%) e, in misura minore, anche l'effetto cambio (2,5%), hanno portato a un ulteriore rafforzamento del peso del segmento *spirit* sul totale delle vendite del Gruppo, che passa pertanto dal 72,3% al 76,9% (era 73,3% nell'intero anno 2009).

Con riferimento ai principali *brand* del Gruppo, le vendite di **Campari** del primo semestre del 2010 sono state in crescita del 10,3% a cambi costanti (+13,3% a cambi correnti).
La *performance* della marca è stata particolarmente positiva in Italia e buona in molti importanti mercati dell'Europa occidentale; il contributo più rilevante è stato comunque determinato dal Brasile, in cui la marca ha beneficiato del favorevole confronto con lo scorso anno (si rimanda al precedente paragrafo 'Vendite per area geografica' - Brasile).

Il *brand* **SKYY**, comprensivo della gamma SKYY Infusions, ha chiuso il primo semestre dell'anno con una crescita del 7,6% a cambi costanti (+8,5% a cambi correnti, per effetto principalmente della rivalutazione del Real brasiliano).
Nel mercato statunitense si rileva una crescita del 4,7%, determinata da una moderata crescita di SKYY Vodka e da un buon risultato della gamma SKYY Infusions, tendenza confermata anche dal dato delle *depletion* (le vendite dei distributori al mercato).
La *performance* di vendita al di fuori degli Stati Uniti continua a essere estremamente positiva, con crescita a due cifre in importanti mercati quali Brasile, Canada, Italia e Germania.

Aperol conferma un *trend* straordinario, con un tasso di crescita (34,7% a cambi costanti e 34,8% a cambi correnti) anche superiore a quello, ininterrottamente a doppia cifra, conseguito negli ultimi anni.
Una *performance* di questa portata è dovuta al fatto che, all'ininterrotta crescita a doppia cifra del mercato italiano (che vale tuttora circa due terzi delle vendite della marca), si è sovrapposto l'eccezionale sviluppo registrato in Germania e Austria.

Le vendite di **Campari Soda**, concentrate quasi totalmente sul mercato italiano, hanno chiuso il semestre in lieve flessione rispetto al 2009 (-0,6%).

Le vendite dei ***brand* brasiliani**, Old Eight, Drury's e Dreher, hanno realizzato nel semestre una crescita organica molto importante (63,6%), anche a causa del favorevole confronto con il primo semestre dello scorso anno.
A cambi correnti la crescita è stata ancora più rotonda (100,1%), per via della forte rivalutazione del Real brasiliano.

Le vendite di **GlenGrant** e **Old Smuggler** hanno evidenziato una crescita complessiva del 11,5% a cambi costanti (10,5% a cambi correnti, per la svalutazione del Peso argentino sulle vendite di Old Smuggler).
Per GlenGrant il risultato è stato particolarmente positivo e determinato dal buon andamento delle vendite nei tre mercati principali, Italia, Francia e Germania.
Per Old Smuggler la crescita è stata complessivamente più contenuta; per quanto in Argentina, il mercato principale di questo *brand*, la performance appare molto buona.

Ouzo 12 nel semestre ha evidenziato una crescita limitata (+0,9% a cambi costanti e +1,0% a cambi correnti), determinata dal buon risultato ottenuto in Germania, che ha compensato la contrazione sul mercato greco, al momento in grave sofferenza.

Le vendite di **Cynar** hanno evidenziato un incremento del 0,2% a cambi costanti (+5,8% a cambi correnti), determinato da un risultato positivo in Italia, da una contrazione in Svizzera e da una sostanziale stabilità in Brasile.

Le vendite di **X-Rated Fusion Liqueur**, quasi interamente concentrate nel mercato statunitense, hanno registrato un calo del 14,1% in valuta locale (-13,8% a cambi correnti) imputabile alla riduzione del livello di scorte attuata dai distributori americani.
I consumi finali di questo *brand*, valutati su base anno mobile, continuano al contrario ad essere positivi.

La vendite di **Cabo Wabo** nei primi sei mesi dell'anno sono incrementate del 77,1% (77,9% a cambi correnti).
Un tasso di crescita così elevato, se da un lato testimonia lo sviluppo dei consumi della marca, dall'altro lato va valutato in relazione agli eventi che hanno caratterizzato il primo semestre del 2009; in particolare, la riduzione del livello di scorte attuato dai distributori americani sui prodotti a elevato valore unitario e con vendite concentrate nel canale *on-trade*, ha causato una brusca contrazione degli ordini nel primo semestre 2009 e, conseguentemente, un confronto particolarmente favorevole nel 2010.
Ciò detto, le vendite di Cabo Wabo del 2010 beneficiano sia dell'efficace rivisitazione del *packaging* del prodotto, che ora appare decisamente più *premium*, sia di un aggiustamento di prezzo attuato in relazione all'esigenza di contrastare l'aggressività commerciale di taluni concorrenti.

Tra gli altri *brand* di *spirit* del Gruppo, nel primo semestre del 2010 si è rilevata una contrazione sia per il mirto **Zedda Piras** (-2,2%) che per **Aperol Soda** (-4,1%).

Complessivamente, nella prima metà dell'anno, si è rilevato un buon andamento delle vendite per tutti i principali ***brand* di terzi** e in particolare:
- una crescita del 9,0% per Jägermeister, distribuito sul mercato italiano;
- una crescita del 19,0% per Jack Daniel's, anch'esso distribuito sul mercato italiano;
- una crescita del 29,0% a cambi costanti (+30,1% a cambi correnti), per gli *Scotch whisky* (Cutty Sark e Morrison Bowmore) distribuiti prevalentemente negli Stati Uniti;
- una crescita del 11,7% per i *brand* già di C&C e ora di William Grant & Sons (+12,5% a cambi correnti);
- una crescita del 25,7% per i *brand* Suntory (+26,0% a cambi correnti);
- una crescita del 1,9% per Russian Standard, conseguita prevalentemente in Germania, Svizzera e Austria (+2,4 % a cambi correnti).

Wine

Nel primo semestre del 2010 le vendite degli *wine* sono state pari a € 59,1 milioni, in contrazione del 1,3% rispetto al corrispondente periodo del 2009.
Il segmento ha beneficiato di una componente di crescita esterna del 1,8%, relativa alle vendite degli spumanti Odessa in Ucraina realizzate nel primo trimestre dell'anno e di un lieve effetto cambio positivo, pari a 0,9%; al netto di questi impatti favorevoli, il segmento *wine* evidenzia nel primo semestre una flessione organica delle vendite del 4,0%.

Tra i prodotti principali, il semestre è stato positivo per il *brand* **Cinzano.**
In particolare, gli **spumanti Cinzano** hanno incrementato le vendite del 3,6% (+3,8% a cambi correnti), grazie a un buon risultato sul mercato italiano e alla ripresa degli ordini in Russia, cui si contrappone un lieve ritardo delle vendite in Germania, peraltro il mercato più importante.

Per **Cinzano *vermouth*** la crescita è stata del 3,3% (+5,2% a cambi correnti) e, anche in questo caso, la ripresa del mercato russo, che torna a essere il primo mercato della marca, ha avuto un peso determinate.
Le vendite di questo *brand* sono comunque estremamente frazionate nei vari mercati mondiali e, nei primi sei mesi dell'anno, si evidenziano andamenti tra loro divergenti.

Per **Riccadonna**, le cui vendite sono concentrate in Australia, nel periodo si è registrata una pesante contrazione, pari al 50,1% (-46,5% a cambi correnti).
Tale risultato è riconducibile esclusivamente all'interruzione del rapporto col distributore locale, avvenuta il 31 marzo 2010, che ha condizionato gli ordini del primo trimestre del 2010 (si rimanda al commento del precedente paragrafo 'Vendite per area geografica' - Resto del mondo).

Per **Mondoro** invece, il cui mercato principale è la Russia, le vendite del semestre appaiono in forte crescita, pari al 47,0% (45,9% a cambi correnti); in questo caso valgono ancora una volta le considerazioni esposte precedentemente sulla ripresa delle attività nel mercato russo, dopo la crisi del 2009.

Per quanto concerne le vendite dei vini propriamente detti (*still wine*), il primo semestre dell'anno evidenzia una contrazione per tutti i tre *brand* italiani del Gruppo: -5,2% per **Sella & Mosca**, -1,7% per **Teruzzi & Puthod** e -7,5% per **Cantina Serafino.** In generale la *performance* complessiva è stata caratterizzata da una flessione sul mercato domestico e da una modesta crescita delle esportazioni.

Soft drink

Nel primo semestre 2010 i *soft drink* hanno realizzato vendite complessive per € 53,9 milioni, in contrazione del 5,1% rispetto al corrispondente periodo del 2009.
Le condizioni climatiche non favorevoli, in particolare nel secondo trimestre dell'anno, non hanno certo contribuito a rinvigorire le vendite di questo segmento che, anche in relazione alla forte crescita registrata dagli *spirit*, vede ridotta la propria incidenza sul totale delle vendite del Gruppo dal 12,9% del primo semestre 2009 all'attuale 10,5%.

Crodino ha chiuso il primo semestre dell'anno con una flessione del 4,3%, imputabile a un temporaneo rallentamento dei consumi nei bar diurni.

Più marcata è stata la contrazione delle vendite dei *soft drink* propriamente detti: la gamma **Lemonsoda** ha registrato nel semestre una contrazione del 6,1%, che potrà tuttavia essere recuperata nella seconda parte dell'anno anche grazie al successo del lancio delle *line extension* Lemonsoda Zero e Mojito Soda, mentre per le **acque minerali Crodo** la flessione rispetto al primo semestre 2009 è stata del 10,7%.

Altre vendite

Il segmento complementare altre vendite, che include i ricavi derivanti dalla vendita a terzi di materie prime e semilavorati e dalle attività di *co-packing*, rappresenta poco più del 1% delle vendite complessive del Gruppo.
Nel primo semestre 2010 si registra una crescita del 6,1% rispetto allo scorso anno, grazie ai proventi relativi alla nuova attività di imbottigliamento per conto terzi in Argentina, relativa al liquore Legui.
Tale crescita esterna, nel semestre ha controbilanciato le minori vendite del distillato di malto prodotto e venduto in Scozia da Glen Grant Distillery Company Ltd.

Conto economico

Il Gruppo ha chiuso il primo semestre 2010 con risultati economici positivi, che evidenziano una buona crescita del risultato operativo e di tutti gli indicatori di redditività.
Infatti, pur scorporando gli effetti positivi relativi all'acquisizione Wild Turkey e l'impatto favorevole dei cambi, il risultato operativo cresce in termini organici del 14,1%, rispetto al primo semestre dello scorso anno.
Peraltro, come ampiamente e più volte rimarcato nel precedente commento alle vendite, è opportuno evidenziare che la prima parte dell'anno ha beneficiato di un confronto particolarmente favorevole con il 2009 in cui, soprattutto nel primo semestre, gli effetti negativi della crisi finanziaria, esplosa a fine 2008, erano stati rilevanti.

	Primo semestre 2010		Primo semestre 2009		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette	515,7	100,0	441,8	100,0	16,7
Costo del venduto, dopo i costi di distribuzione	(216,1)	-41,9	(192,9)	-43,7	12,0
Margine lordo, dopo i costi di distribuzione	299,6	58,1	248,9	56,3	20,4
Pubblicità e promozioni	(90,0)	-17,5	(72,0)	-16,3	25,0
Margine di contribuzione	209,5	40,6	176,9	40,0	18,5
Costi di struttura	(93,6)	-18,1	(78,5)	-17,8	19,2
Risultato della gestione corrente	116,0	22,5	98,4	22,3	17,9
Altri (oneri) e proventi non ricorrenti	(1,6)	-0,3	(1,6)	-0,4	-
Risultato operativo	114,4	22,2	96,8	21,9	18,2
Proventi (oneri) finanziari netti	(16,4)	-3,2	(9,4)	-2,1	75,0
Oneri finanziari non ricorrenti	-	0,0	(3,9)	-0,9	-100,0
Quota di utile (perdita) di società valutate con il metodo del patrimonio netto	(0,2)	0,0	(0,3)	-0,1	-
Oneri per *put option*	(0,2)	0,0	-	0,0	-
Utile prima delle imposte e degli interessi di minoranza	97,7	18,9	83,3	18,9	17,3
Imposte	(28,2)	-5,5	(23,0)	-5,2	22,9
Utile netto	69,5	13,5	60,3	13,7	15,2
Interessi di minoranza	(0,2)	0,0	(0,2)	0,0	-
Utile netto del Gruppo	69,3	13,4	60,1	13,6	15,2
Totale ammortamenti	(12,6)	-2,4	(10,7)	-2,4	17,7
EBITDA prima di altri oneri e proventi non ricorrenti	128,6	24,9	109,1	24,7	17,9
EBITDA	127,0	24,6	107,5	24,3	18,1

Le **vendite nette** del semestre sono state pari a € 515,7 milioni, in crescita del 16,7%, rispetto al 2009, grazie a una robusta crescita organica (8,7%), a una positiva variazione di perimetro (6,1%) e a un impatto positivo dei cambi (2,0%).
Per un più dettagliato commento su tali effetti, nonché sull'evoluzione delle vendite per area geografica e per area di *business*, si rimanda al precedente paragrafo sull'andamento delle vendite.

Il **costo del venduto** complessivamente cresce del 12,0%, in misura sensibilmente inferiore alle vendite (+16,7%); nel primo semestre dell'anno, la sua incidenza percentuale sulle vendite diminuisce pertanto di 180 punti base, passando dal 43,7% del 2009 al 41,9%.
Il positivo andamento del costo del venduto è attribuibile al combinato effetto dei seguenti tre fattori favorevoli.
In primo luogo, il *mix* delle vendite nel primo semestre è decisamente migliorato rispetto allo scorso anno; infatti, il segmento a più alta marginalità, gli *spirit*, è in crescita del 24,2%, mentre il resto delle vendite del Gruppo (*wine, soft drink* e altre) mostra una contrazione complessiva del 2,7%.
In particolare, il solo effetto perimetro relativo al consolidamento degli *spirit* Wild Turkey vale un contenimento dell'incidenza complessiva del costo del venduto sulle vendite pari a 40 punti base.
In secondo luogo, la crescita dei prezzi delle materie prime, che peraltro su base annuale si prevede possa essere piuttosto contenuta, normalmente impatta in misura inferiore il costo del venduto del primo semestre dell'anno rispetto al secondo; ciò è imputabile da un lato all'utilizzo, nel primo semestre dell'anno, di scorte di magazzino costituite a prezzi più favorevoli, e in secondo luogo al fatto che, su taluni materiali rilevanti, gli adeguamenti prezzi annuali sono previsti a partire dal mese di luglio.
In terzo luogo, la forte crescita delle vendite ha comportato un migliore assorbimento dei costi fissi di produzione e logistici, con effetto positivo sulla complessiva incidenza del costo del venduto sul fatturato.

Il **margine lordo**, pari a € 299,6 milioni, è incrementato del 20,4%, con una crescita superiore a quella rilevata per le vendite (+16,7%) per effetto del contenimento del costo del venduto.

I **costi per pubblicità e promozioni**, pari a € 90,0 milioni, crescono sensibilmente rispetto al primo semestre del 2009, sia in valore assoluto (+25,0%), sia in termini di incidenza percentuale sulle vendite, salita dal 16,3% al 17,5%.
Ancora una volta è opportuno ricordare lo scenario particolarmente perturbato dell'avvio del 2009 e l'enorme incertezza sulle previsioni di breve periodo che nei primi mesi dell'anno scorso aveva condizionato anche alcune decisioni sugli investimenti pubblicitari.
Si ricorda peraltro che, nel secondo semestre 2009, la pressione promo-pubblicitaria era tornata su livelli decisamente superiori, per chiudere l'anno con un'incidenza sulle vendite del 17,0%.
Si ritiene che nel 2010 la dinamica degli investimenti nei due semestri, debba essere più equilibrata e che l'incidenza finale su base annuale possa essere compresa tra il livello raggiunto a giugno 2010 (17,5%) e il 18,0%.

Il **margine di contribuzione** del primo semestre 2010 è stato pari a € 209,5 milioni, con una crescita totale del 18,5% rispetto allo scorso anno, determinata:
- per 10,4% dalla crescita organica;
- per 6,7% dalla positiva variazione di perimetro;
- per 1,4% dall'effetto cambio favorevole.

I **costi di struttura**, che includono i costi delle organizzazioni commerciali, nonché i costi generali e amministrativi, complessivamente crescono del 19,2%, con un'incidenza sulle vendite in aumento, dal 17,8% del primo semestre 2009 al 18,1% dei primi sei mesi 2010.
L'elevato incremento del valore assoluto dei costi di struttura (19,2%) sconta un significativo effetto perimetro, che vale più della metà della crescita totale ed è quantificabile nel 11,1%.
Tale effetto perimetro è stato determinato, in parte dalle nuove controllate operative in Belgio e in Ucraina, che nel 2009 sono state consolidate solo dal 1 aprile, ma principalmente dall'acquisizione Wild Turkey, che da un lato ha avuto un impatto contenuto sui costi di struttura negli Stati Uniti, ma dall'altro ha portato alla costituzione di una nuova società in Australia.
Campari Australia Pty Ltd., costituita alla fine del 2009 con l'obiettivo di gestire direttamente in questo importante mercato la commercializzazione di Wild Turkey e degli altri *brand* del Gruppo ha iniziato a operare il 1 aprile 2010.
Ai fini dell'analisi economica dei risultati, volta a separare la crescita organica dei costi delle strutture esistenti rispetto agli effetti di perimetro, si ritiene opportuno, nel corso dell'intero 2010, enucleare la totalità dei costi di struttura della nuova società australiana e imputarli alla variazione di perimetro.
La rivalutazione dei tassi di cambio medi, ha avuto altresì un impatto del 2,3% sulla crescita dei costi di struttura che, a perimetro e cambi omogenei, mostra pertanto nel semestre una crescita organica del 5,7%.

Il **risultato della gestione corrente** è stato di € 116,0 milioni, in aumento del 17,9% rispetto al 2009; al netto degli impatti delle variazioni di perimetro (+3,2%) e di cambio (+0,6%), la crescita di questo indicatore di redditività è stata del 14,0%.

La voce **proventi e oneri non ricorrenti** evidenzia come saldo netto un onere di € 1,6 milioni, determinato principalmente da accantonamenti a fondi rischi per € 3,9 milioni, da oneri di ristrutturazione per € 1,9 milioni, da altri oneri vari per € 0,6 milioni e da un provento di € 4,8 milioni relativo all'adeguamento al *fair value* del debito iscritto a stato patrimoniale per il pagamento di *put option* ed *earn out*.
Nel 2009 la voce riportava come saldo un onere netto di € 1,6 milioni, determinato essenzialmente da accantonamenti straordinari a fondi ristrutturazione e altri fondi rischi.

Il **risultato operativo** del primo semestre del 2010 è stato di € 114,4 milioni e, rispetto allo stesso periodo del 2009, risulta in crescita del 18,2%.
Al netto degli impatti delle variazioni positive di perimetro (3,4%) e di cambio (0,8%), la crescita organica del risultato operativo del Gruppo è stata del 14,1%.
Il ROS, ovvero l'incidenza percentuale del risultato operativo sulle vendite nette, è del 22,2%, in leggero incremento (30 punti base) rispetto al 21,9% del 2009: in sintesi, il contenimento del costo del venduto ha permesso sia di aumentare l'investimento in pubblicità e promozioni (che cresce, in termini di incidenza sul fatturato, di 120 punti base e in valore assoluto del 25,0%) che di sostenere i costi della nuova struttura commerciale nel mercato australiano, consentendo anche un lieve miglioramento della redditività.

Gli **ammortamenti** complessivi del periodo sono stati pari a € 12,6 milioni, superiori a quelli del primo semestre 2009, pari a € 10,7 milioni, anche per effetto delle nuove attività industriali acquisite nella prima parte del 2009, ovvero l'unità produttiva di Odessa in Ucraina, da aprile 2009, e la distilleria Wild Turkey, da giugno 2009.
Tuttavia, poiché in termini di variazione percentuale la pur forte crescita degli ammortamenti (+17,7%) è stata in linea con quella rilevata per il risultato della gestione corrente e per il risultato operativo, anche l'EBITDA, nei due periodi posti a confronto, evidenzia un analogo tasso di crescita.
Più in dettaglio, l'**EBITDA prima di proventi e oneri non ricorrenti** è stato pari a € 128,6 milioni ed è in aumento del 17,9% (+17,1% a cambi costanti) e l'**EBITDA** è stato pari a € 127,0 milioni, in aumento del 18,1% (+17,3% a cambi costanti).

Gli **oneri finanziari netti** del primo semestre 2010 sono stati complessivamente pari a € 16,4 milioni, con un significativo aumento rispetto al corrispondente periodo del 2009, in cui erano pari a € 9,4 milioni.
L'incremento è correlato sia al maggiore indebitamento netto medio del Gruppo nel semestre 2010 (pari a € 618,5 milioni rispetto a € 401,4 milioni nei primi sei mesi del 2009), che al più elevato costo medio dell'indebitamento stesso.
Il costo medio del debito nel semestre cresce rispetto al 2009, a seguito sia di un incremento del peso della componente di debito che sconta un tasso fisso, sia del *negative carry* (differenza tra costo del debito e rendimento della liquidità investita a breve termine) relativo alle ingenti riserve di liquidità di cui il Gruppo dispone.
Gli interessi netti del semestre 2010 (€ 16,4 milioni), includono anche utili su cambi per € 2,1 milioni; pertanto il costo netto per interessi finanziari del primo semestre 2010 è stato € 18,5 milioni, con un costo medio del debito pari al 6,0% (sarebbe il 5,3% includendo gli utili su cambi).
Nel primo semestre del 2009 erano stati inoltre sostenuti oneri finanziari non ricorrenti (pari a € 3,9 milioni), relativi alla strutturazione del finanziamento dell'acquisizione di Wild Turkey, che nel conto economico vengono evidenziati separatamente.

La quota parte di **utile o perdita delle società valutate col metodo del patrimonio netto** evidenzia un saldo negativo di € 0,2 milioni, che si confronta con un saldo, sempre negativo, di € 0,3 milioni del 2009.
Le entità consolidate con il metodo del patrimonio netto nel 2010 sono *joint venture* commerciali che distribuiscono i prodotti del Gruppo e quelli degli altri soci in Olanda e in India.

Gli **oneri per *put option*** del primo semestre 2010 sono € 0,2 milioni, mentre non ne erano stati rilevati nel 2009.
Tale voce è relativa alla quota di utile dei soci di minoranza, ovvero il 20%, realizzata da Cabo Wabo, LLC, la società che detiene il marchio Cabo Wabo.

L'**utile prima delle imposte e degli interessi di minoranza** è stato pari a € 97,7 milioni, in crescita del 17,3% (16,0% a cambi costanti) rispetto a quello del primo semestre 2009.

Le **imposte** sul reddito, correnti e differite, sono state pari a € 28,2 milioni, superiori a quelle del 2009 sia in valore assoluto (l'incremento è di € 5,2 milioni), che in termini di incidenza sull'utile prima delle imposte.
Le imposte includono anche una componente di imposte differite permanenti iscritte a bilancio al fine di annullare gli effetti relativi alla deducibilità fiscale su ammortamenti di avviamento e marchi, consentita nelle legislazioni locali.
Il primo semestre 2010 recepisce un maggior onere di tali imposte differite (che passano da € 6,9 milioni del 2009 a € 10,3 milioni), relativo all'ammortamento negli Stati Uniti di marchi e avviamento Wild Turkey.

L'**utile netto prima degli interessi di minoranza** è stato pari a € 69,5 milioni, in crescita del 15,2% rispetto al 2009 (+13,5% a cambi costanti).

La **quota di utile di competenza di terzi** del semestre è stata marginale (€ 0,2 milioni) e uguale a quella del 2009.

L'**utile netto del Gruppo** del primo semestre 2010 è stato pari a € 69,3 milioni, in crescita del 15,2% (+13,6% a cambi costanti) rispetto a quello realizzato nel corrispondente periodo dello scorso anno.
Il rapporto utile netto del Gruppo su vendite evidenzia una marginalità del 13,4%.

Redditività per area di *business*

La dimensione di analisi del *business* prevalente per il Gruppo Campari è quella per settori di attività, vale a dire *spirit, wine, soft drink* e il segmento complementare altre vendite; pertanto, per tali quattro aree di *business*, viene presentata una sintesi dei risultati economici.

Il livello di conto economico utilizzato dal Gruppo Campari per rappresentare la redditività delle aree di *business* è il margine di contribuzione, che rappresenta il margine generato dalle vendite al netto del costo del venduto (comprensivo di tutti i costi logistici) e dei costi per pubblicità e promozioni.
Nella tabella seguente, viene esposta una sintesi dell'apporto di ciascun segmento al margine di contribuzione totale, che nel primo semestre del 2010 è stato pari a € 209,5 milioni, in crescita del 18,5% rispetto allo stesso periodo del 2009.

Margine di contribuzione	Primo semestre 2010		Primo semestre 2009		2010/2009
	€ milioni	in % totale	€ milioni	in % totale	variazione %
Spirit	171,1	81,6%	140,9	79,6%	21,4%
Wine	15,3	7,3%	13,9	7,8%	10,1%
Soft drink	22,0	10,5%	21,4	12,1%	2,8%
Altro	1,3	0,6%	0,8	0,4%	59,7%
Totale	**209,5**	**100,0%**	**176,9**	**100,0%**	**18,5%**

Si può constatare che la quota di redditività generata dagli *spirit*, nel primo semestre del 2010, è pari al 81,6% della contribuzione totale del Gruppo ed è ulteriormente incrementata rispetto al semestre 2009 corrispondente (era il 79,6%).
Questa tendenza riflette, su valori ancora più elevati, quanto analizzato precedentemente a livello di vendite, con la quota degli *spirit* in crescita del 24,2% e con un'incidenza sul totale consolidato che raggiunge il 76,9%.
Nelle tabelle successive viene presentato il conto economico sintetico di ciascun segmento, con un'analisi della crescita organica, della crescita esterna e dell'effetto cambio.

Spirit

L'ottimo risultato di vendita conseguito nel semestre dagli *spirit*, con un incremento complessivo del 24,2%, si riflette anche nella redditività con un margine lordo in crescita del 24,9% e con un margine di contribuzione, di € 171,1 milioni, in crescita del 21,4%.
Il leggero scarto positivo che si rileva sul margine lordo (l'incidenza sulle vendite sale di 40 punti base rispetto al 2009), è determinato dal favorevole andamento del costo del venduto (di cui si rimanda al commento del precedente paragrafo 'conto economico').
La minore incidenza percentuale del margine di contribuzione è invece imputabile al più che proporzionale, ma positivo, aumento della pressione promo pubblicitaria.

Conto economico *spirit*	Primo semestre 2010		Primo semestre 2009		2010/2009
	€ milioni	incidenza % sulle vendite	€ milioni	incidenza % sulle vendite	variazione %
Vendite nette	396,5	100,0%	319,3	100,0%	24,2%
Margine lordo,dopo i costi di distribuzione	250,1	63,1%	200,2	62,7%	24,9%
Margine di contribuzione	**171,1**	**43,1%**	**140,9**	**44,1%**	**21,4%**

La scomposizione della crescita complessiva, mostra come l'incremento scaturito dalla componente organica del *business*, ovvero il risultato di Aperol, Campari, SKYY Vodka e dei *brand* brasiliani ha avuto un peso superiore a quello della crescita esterna, generata prevalentemente da Wild Turkey: la crescita organica del margine di contribuzione *spirit* è stata infatti del 11,7% mentre la crescita esterna è stata del 8,3%.

Analisi della crescita	variazione % totale	crescita organica	variazione perimetro	effetto cambio
Vendite nette	24,2%	13,9%	7,8%	2,5%
Margine lordo, dopo i costi di distribuzione	24,9%	14,3%	8,9%	1,7%
Margine di contribuzione	**21,4%**	**11,7%**	**8,3%**	**1,4%**

Wine
A fronte di una leggera flessione delle vendite (-1,3%), il conto economico degli *wine* mostra una più accentuata contrazione del margine lordo (-3,1%) e una crescita del margine di contribuzione (10,1%), che sale a € 15,3 milioni.
Il costo del venduto ha avuto un'incidenza superiore di 70 punti base, rispetto a quella dello scorso anno, in quanto il segmento non ha beneficiato dell'efficienza industriale correlata a più elevati volumi di vendita (come accaduto per gli *spirit*) e ha consolidato un nuovo *business* (gli spumanti Odessa) caratterizzato da una marginalità inferiore alla media del segmento.
Il margine di contribuzione del segmento, al contrario, cresce sia in valore che in termini di incidenza percentuale sulle vendite (270 punti base), in quanto nella prima metà dell'anno è intervenuto un marcato contenimento della spesa pubblicitaria.

Conto economico *wine*	Primo semestre 2010		Primo semestre 2009		2010/2009
	€ milioni	incidenza % sulle vendite	€ milioni	incidenza % sulle vendite	variazione %
Vendite nette	59,1	100,0%	59,8	100,0%	-1,3%
Margine lordo, dopo i costi di distribuzione	21,2	35,9%	21,9	36,6%	-3,1%
Margine di contribuzione	**15,3**	**25,9%**	**13,9**	**23,2%**	**10,1%**

L'analisi dei tre effetti della crescita evidenzia come la componente esterna (gli spumanti Odessa), seppure marginale come impatto sulle vendite (+1,8%), ha dato un apporto ancora inferiore, solo 0,6%, alla crescita del margine lordo.
Per quanto concerne la componente organica, il semestre è stato di fatto caratterizzato da andamenti delle vendite molto differenti tra i vari *brand*: crescita modesta per Cinzano, forte contrazione per Riccadonna, forte crescita per Mondoro e flessione per gli *still wine*; la flessione del margine lordo (-5,4%), superiore a quella rilevata per le vendite, è conseguenza anche di questo *mix* anomalo, ma contingente.
L'effetto positivo dei cambi non è stato trascurabile sulla crescita della redditività finale *wine* e vale il 2,4%.

Analisi della crescita	variazione % totale	crescita organica	variazione perimetro	effetto cambio
Vendite nette	-1,3%	-4,0%	1,8%	0,9%
Margine lordo, dopo i costi di distribuzione	-3,1%	-5,4%	0,6%	1,7%
Margine di contribuzione	**10,1%**	**6,7%**	**1,0%**	**2,4%**

Soft drink
Il conto economico di quest'area di *business* nel primo semestre del 2010 è caratterizzato da una contrazione delle vendite del 5,1%, alla quale corrisponde tuttavia una crescita sia del margine lordo che del margine di contribuzione.
Crodino, il *brand* a maggiore redditività del segmento, ha avuto una contrazione dei volumi di vendita, ma di entità decisamente più contenuta rispetto a quella delle bibite e delle acque minerali: questo spiega la migliore marginalità lorda (430 punti base) rilevata sull'intero segmento.
Il margine di contribuzione dei *soft drink*, pari a € 22,0 milioni (40,7% delle vendite), cresce pertanto in valore assoluto (2,8%) in misura inferiore rispetto al margine lordo (3,8%) in quanto sono stati aumentati gli investimenti promozionali e pubblicitari su Crodino, sia in valore assoluto che in termini di incidenza sulle vendite.

Conto economico *soft drink*	Primo semestre 2010		Primo semestre 2009		2010/2009
	€ milioni	incidenza % sulle vendite	€ milioni	incidenza % sulle vendite	variazione %
Vendite nette	53,9	100,0%	56,8	100,0%	-5,1%
Margine lordo, dopo i costi di distribuzione	26,9	50,0%	26,0	45,7%	3,8%
Margine di contribuzione	**22,0**	**40,7%**	**21,4**	**37,6%**	**2,8%**

Altre vendite

Il margine di contribuzione di questo segmento marginale, che include la vendita a terzi di materie prime, semilavorati e prodotti finiti per conto terzi, è stato di € 1,3 milioni e rappresenta una marginalità del 20,4%, rapportata alle vendite di € 6,1 milioni.
I valori assoluti sono estremamente modesti e rendono poco significative variazioni percentuali anche molto elevate.

Conto economico altre vendite	Primo semestre 2010		Primo semestre 2009		2010/2009
	€ milioni	incidenza % sulle vendite	€ milioni	incidenza % sulle vendite	variazione %
Vendite nette	6,1	100,0%	5,8	100,0%	6,1%
Margine lordo, dopo i costi di distribuzione	1,3	21,6%	0,8	14,1%	62,8%
Margine di contribuzione	**1,3**	**20,4%**	**0,8**	**13,6%**	**59,7%**

Due fatti hanno caratterizzato la prima parte dell'anno.
L'avvio di un nuovo contratto di produzione per conto di terzi in Argentina che ha incrementato vendite e margine del segmento, rispettivamente del 14,7% e 10,6%, (rilevati come variazione di perimetro).
La diminuzione di vendite di distillato di malto a terzi, da parte di Glen Grant Distillery Company Ltd., che determina una variazione organica delle vendite negativa del 10,5%.
Si registra peraltro un incremento del margine lordo e del margine di contribuzione, significativo in termini di variazione percentuale, ma trascurabile in valore assoluto, a seguito di minori costi di produzione.

Analisi della crescita	variazione % totale	crescita organica	variazione perimetro	effetto cambio
Vendite nette	6,1%	-10,5%	14,7%	1,9%
Margine lordo, dopo i costi di distribuzione	62,8%	46,1%	10,2%	6,5%
Margine di contribuzione	**59,7%**	**42,4%**	**10,6%**	**6,7%**

Situazione finanziaria e patrimoniale

Rendiconto finanziario

La tabella sottostante presenta un rendiconto finanziario semplificato e riclassificato rispetto al rendiconto finanziario di cui ai prospetti di bilancio.
La riclassifica principale consiste nel non evidenziare i flussi di cassa relativi alle variazioni di indebitamento, a breve e lungo termine, nonché alle variazioni di investimento in titoli negoziabili: in tal modo, il flusso di cassa totale generato (o assorbito) coincide con la variazione della posizione finanziaria netta.

	Primo semestre 2010	Primo semestre 2009
	€ milioni	€ milioni
Utile operativo	114,4	96,8
Ammortamenti	12,6	10,7
Altre voci che non determinano movimenti di cassa	3,8	1,3
Variazioni di attività e passività non finanziarie	(0,7)	(7,4)
Imposte pagate	(33,3)	(8,1)
Flusso di cassa generato dalle attività operative prima delle variazioni di capitale circolante	96,9	93,3
Variazione capitale circolante netto operativo	(3,7)	91,0
Flusso di cassa generato dalle attività operative	93,2	184,4
Interessi netti pagati	(16,4)	(11,7)
Flusso di cassa assorbito da investimenti	(35,9)	(32,4)
Free cash flow	40,8	140,2
Acquisizioni	0,0	(432,1)
Altre variazioni	(2,6)	(1,1)
Dividendo pagato dalla Capogruppo	(34,6)	(31,7)
Flusso di cassa assorbito da altre attività	(37,2)	(464,9)
Differenze cambio e altre variazioni	(31,1)	(26,6)
Variazione delle posizione finanziaria per effetto delle attività dell'esercizio	(27,5)	(351,3)
Debito per esercizio *put option* e pagamento *earn out*	2,1	2,7
Totale flusso di cassa netto del periodo = Variazione delle posizione finanziaria	**(25,4)**	**(348,6)**
Posizione finanziaria netta di inizio del periodo	(630,8)	(326,2)
Posizione finanziaria netta di fine periodo	(656,2)	(674,8)

Nel primo semestre 2010 è stato generato un ***free cash flow*** di € 40,8 milioni, risultato di un flusso di cassa da attività operative pari a € 93,2 milioni, parzialmente assorbito da interessi finanziari netti pagati pari a € 16,4 milioni e da investimenti netti per € 35,9 milioni.
Rispetto allo scorso anno, in cui il *free cash flow* era stato pari a € 140,2 milioni, le differenze più significative che hanno portato a questa riduzione di flusso di cassa, nonostante l'utile operativo e gli ammortamenti (EBITDA) del primo semestre 2010 siano complessivamente in crescita di € 19,5 milioni, sono:

- le maggiori imposte pagate nel semestre corrente per € 25,2 milioni,a seguito dell'anticipo al primo semestre dell'anno del versamento delle imposte della Capogruppo e delle controllate italiane;
- la variazione del capitale circolante operativo, che aumenta nel semestre di € 3,7 milioni, mentre a giugno 2009 beneficiava di una diminuzione di € 91,0 milioni, ottenuta in parte attraverso l'avvio di un programma di cessione di crediti *pro soluto* e in parte a seguito di un cambiamento nella politica commerciale di Campari do Brasil Ltda. (si rimanda al paragrafo successivo per un'analisi dettagliata del capitale circolante operativo);
- i maggiori investimenti netti nel semestre, pari a € 35,9 milioni nel 2010 rispetto a € 32,4 milioni nel 2009; i principali investimenti del primo semestre 2010 sono riconducibili ai progetti della nuova distilleria di Rare Breed Distilling, LLC, per € 7,0 milioni e del nuovo stabilimento di Campari do Brasil Ltda., per € 12,8 milioni, oltre ai normali investimenti in impianti e macchinari negli stabilimenti produttivi del Gruppo.

Il **flusso di cassa assorbito da altre attività** è stato di € 37,2 milioni, contro un valore di € 464,9 milioni nel 2009, valore che includeva le acquisizioni del periodo (in particolare Wild Turkey).
Nel 2010 si riferisce quasi esclusivamente al dividendo pagato dalla Capogruppo per € 34,6 milioni, superiore a quello dell'esercizio precedente (€ 31,7 milioni).

Le **differenze cambio** e le **altre variazioni** hanno un impatto negativo (€ 31,1 milioni) sul flusso di cassa netto del semestre, e si riferiscono principalmente alle differenze cambio sul capitale circolante, pari a € 33,1 milioni.

I debiti finanziari relativi all'esercizio di *put option* e al pagamento di *earn out*, che non hanno comportato alcuna variazione di cassa, nel primo semestre 2010 evidenziano una diminuzione netta pari a € 2,1 milioni, attribuibile all'aggiornamento delle stime del valore di tali debiti futuri.
Maggiori dettagli sui debiti per *put option* e *earn out*, sono riportati nel successivo paragrafo 'Composizione dell'indebitamento netto'.

Il flusso di cassa netto assorbito nel primo semestre del 2010, corrispondente all'aumento dell'indebitamento finanziario del Gruppo, risulta essere pari a € 25,4 milioni.

Composizione dell'indebitamento netto

La posizione finanziaria netta consolidata al 30 giugno 2010 presenta un indebitamento netto di € 656,2 milioni, superiore di € 25,4 milioni rispetto a quello rilevato al 31 dicembre 2009, pari a € 630,8 milioni.
La tabella seguente espone come si è modificata la struttura del debito, tra inizio e fine periodo.

	30 giugno 2010	31 dicembre 2009
	€ milioni	€ milioni
Disponibilità liquide e mezzi equivalenti	142,4	129,6
Debiti verso banche	(13,2)	(17,3)
Debiti per *leasing* immobiliare	(3,3)	(3,3)
Private placement, quota a breve	(6,8)	(5,8)
Altri depositi, crediti e debiti finanziari	141,2	(6,9)
Posizione finanziaria netta a breve termine	260,3	96,4
Debiti verso banche	(0,4)	(0,9)
Debiti per *leasing* immobiliare	(4,7)	(6,3)
Private placement e prestito obbligazionario	(900,6)	(861,8)
Altri crediti e debiti finanziari	4,1	158,7
Posizione finanziaria netta a medio-lungo termine	(901,6)	(710,3)
Posizione finanziaria relativa alle attività dell'esercizio	(641,3)	(613,9)
Debiti per esercizio *put option* e pagamento *earn out*	(14,9)	(16,9)
Posizione finanziaria netta	(656,2)	(630,8)

In termini di struttura della posizione finanziaria netta, alla fine del semestre, si ha un miglioramento di € 163,9 milioni della posizione finanziaria attiva a breve termine e un aumento di € 191,3 milioni dell'indebitamento netto a medio e lungo termine; tale mutamento è prevalentemente imputabile alla riclassifica di depositi a termine scadenti a marzo 2011, pari a € 155,0 milioni, da crediti finanziari a medio lungo termine a crediti finanziari correnti.
E'opportuno comunque ricordare che l'incremento della posizione finanziaria relativa alle attività di esercizio, pari a € 27,4 milioni, sconta gli effetti negativi conseguenti alla rivalutazione dei debiti denominati in valuta, intercorsa tra il 31 dicembre 2009 e il 30 giugno 2010: questi, relativi principalmente al Dollaro USA, sono quantificabili in € 30,3 milioni.
Inoltre, separatamente, la posizione finanziaria netta del Gruppo evidenzia l'iscrizione di un debito finanziario relativo al possibile riconoscimento di *earn out* correlati ai marchi Cabo Wabo e X-Rated Fusion Liqueur e all'esercizio di *put option* da parte degli azionisti di minoranza di Cabo Wabo.
Rispetto al 31 dicembre 2009, il debito per *put option* e *earn out* è complessivamente diminuito di € 2,1 milioni di cui una diminuzione di € 4,8 milioni rappresenta l'adeguamento del valore della *put option* e degli *earn out* alle nuove stime ed è stato registrato come provento a conto economico, mentre la rivalutazione del Dollaro USA nel corso del periodo e gli effetti dell'attualizzazione hanno portato ad un aumento del debito di € 2,7 milioni.
Successivamente al 30 giugno 2010, il Gruppo ha acquistato le quote di minoranza di Cabo Wabo, LLC, esercitando anticipatamente le opzioni in questione (si rimanda al paragrafo 'Eventi successivi alla chiusura del semestre' per ulteriori dettagli).

Situazione patrimoniale del Gruppo

Il prospetto seguente espone lo stato patrimoniale del Gruppo in una forma sintetica e riclassificata che evidenzia la struttura del capitale investito e delle fonti di finanziamento.

	30 giugno 2010	31 dicembre 2009
	€ milioni	€ milioni
Attivo immobilizzato	1.701,0	1.519,8
Altre attività e passività non correnti	(98,7)	(77,4)
Capitale circolante operativo	365,8	328,5
Altre attività e passività correnti	(87,2)	(94,1)
Totale capitale investito	1.881,0	1.676,8
Patrimonio netto	1.224,8	1.046,0
Posizione finanziaria netta	656,2	630,8
Totale fonti di finanziamento	1.881,0	1.676,8

Il capitale investito al 30 giugno 2010 è pari a € 1.881,0 milioni, più elevato di € 204,2 milioni rispetto al 31 dicembre 2009.
In termini di composizione, le due variazioni più significative sono state:
- una crescita dell'attivo immobilizzato per € 181,2 milioni, voce sulla quale essenzialmente hanno inciso l'aumento delle immobilizzazioni materiali per € 40,7 milioni e di quelle immateriali per € 140,6 milioni; su quest'ultimo valore hanno avuto un impatto significativo le differenze cambio dei *goodwill* e dei marchi in valuta del Gruppo;
- un aumento del capitale circolante operativo pari a € 37,2 milioni che, come analizzato nel paragrafo successivo, a cambi omogenei rappresenta un incremento di soli € 3,7 milioni.

La struttura finanziaria del Gruppo risulta in linea con i livelli del 31 dicembre 2009; il rapporto debito/mezzi propri rilevato a fine periodo è di 53,6%, contro 60,3% al 31 dicembre 2009.

Capitale circolante operativo

Nella tabella seguente i dati al 30 giugno 2010 vengono raffrontati con quelli al 31 dicembre 2009 e con quelli al 30 giugno 2009; inoltre, per ogni data di fine periodo, si riporta l'incidenza del capitale circolante operativo sulle vendite dei 12 mesi mobili precedenti.

	30 giugno 2010	31 dicembre 2009	variazione	30 giugno 2009	Variazione
	€ milioni	€ milioni	€ milioni	€ milioni	€ milioni
Crediti verso clienti	233,3	236,2	(2,8)	216,7	16,7
Rimanenze	316,0	271,4	44,6	263,2	52,9
Debiti verso fornitori	(183,6)	(179,1)	(4,5)	(197,8)	14,2
Capitale circolante operativo	**365,8**	**328,5**	**37,2**	**282,0**	**83,7**
Vendite 12 mesi mobili	1.082,3	1.008,4	73,9	952,4	129,9
Incidenza capitale circolante su vendite 12 mesi mobili (%)	33,8	32,6		29,6	

Il capitale circolante operativo al 30 giugno 2010 è pari a € 365,8 milioni ed evidenzia un aumento di € 37,2 milioni rispetto al 31 dicembre 2009.
Al netto dell'effetto cambio, attribuibile prevalentemente alla rivalutazione del Dollaro USA e del Real brasiliano, e quantificabile in € 33,1 milioni, l'aumento del circolante nel semestre è limitato a € 4,1 milioni.
Ai fini del rendiconto finanziario al 30 giugno 2010, tale variazione (€ 4,1 milioni), viene parzialmente rettificata per tenere conto dei debiti verso fornitori di immobilizzazioni, riclassificati tra le attività di investimento; pertanto, la crescita organica del capitale circolante espressa nel rendiconto finanziario è pari a € 3,7 milioni.
Tale variazione organica è correlata anche a effetti stagionali che, tra dicembre e giugno, comportano un aumento delle rimanenze, compensato da una riduzione del valore dei crediti commerciali e da un aumento dei debiti verso fornitori.
Rapportato alle vendite nette degli ultimi 12 mesi, il capitale circolante operativo al 30 giugno 2010 ha un'incidenza del 33,8%, superiore a quella al 31 dicembre 2009, pari al 32,6%.
Si evidenziano a tale proposito due effetti parzialmente distorsivi su tale indice calcolato nei due periodi posti a confronto.
Innanzitutto, avendo avviato l'attività di Campari Australia Pty Ltd. nel corso del semestre, il capitale circolante del Gruppo è aumentato per effetto del circolante iniziale necessario all'avvio dell'attività, pari a € 8,9 milioni, rappresentato soprattutto dagli *stock* riacquistati dai distributori terzi; ove depurato da tale effetto, il capitale circolante del Gruppo evidenzierebbe una contrazione di € 5,2 milioni rispetto al 31 dicembre 2009.
Oltre a ciò, l'indice sulle vendite, per il dato al 30 giugno 2010, è maggiormente penalizzato dai cambi di quanto non lo sia quello al 31 dicembre 2009: infatti la rivalutazione puntuale a fine periodo, che impatta sul capitale circolante, è stata nettamente superiore di quella dei cambi medi degli ultimi 12 mesi, che impatta sulle vendite nette.
Il confronto rispetto al 30 giugno 2009, evidenzia un aumento del capitale circolante operativo di € 83,7 milioni, che può essere imputato per € 34,5 milioni all'effetto cambio, per € 8,9 milioni a Campari Australia Pty Ltd. e per € 40,3 milioni alla crescita organica del *business*.
Rapportato alle vendite nette dei 12 mesi precedenti, il capitale circolante operativo al 30 giugno 2009 evidenzia un indice più basso (29,6%): l'effetto distorsivo precedentemente citato, dato dal confronto tra cambi di fine periodo e cambi medi è ulteriormente enfatizzato nel confronto fra questi due periodi.

Rapporti con parti correlate

In merito ai rapporti intrattenuti dal Gruppo con parti correlate si precisa che tali rapporti rientrano nell'ambito dell'ordinaria gestione e sono regolati a condizioni di mercato.
L'informativa completa delle operazioni avvenute nel semestre con parti correlate è riportata alla nota 29 del bilancio semestrale abbreviato.

Eventi successivi alla chiusura del semestre

Acquisto del 20% di Cabo Wabo

In seguito a quanto concordato fra le parti nei mesi precedenti, il 30 luglio 2010 è stato siglato un accordo con l'azionista di minoranza di Cabo Wabo per l'esercizio anticipato delle opzioni *put/call*, relative al 20% di Cabo Wabo LLC e Red Fire Mexico, S. de R.L. de C.V.
Tali opzioni *put/call* erano state assegnate a gennaio 2008, contestualmente all'acquisto del 80% del marchio Cabo Wabo.
Il contratto iniziale prevedeva l'esercizio delle opzioni in due finestre, rispettivamente nel 2012 per il 15% delle azioni e nel 2015 per il restante 5%, a un prezzo determinato, per ciascuna delle due *tranche*, in funzione della media dei profitti dei tre anni precedenti.
L'acquisto dell'intero 20% è stato ora perfezionato sulla base di un prezzo di US$ 11,0 milioni e prevede il riconoscimento al venditore di un *earn out* definito sulla base dei volumi di vendita del *brand* Cabo Wabo dei tre anni successivi al *closing*, la cui stima è pari US$ 4,0 milioni.
Nel bilancio consolidato al 31 dicembre 2009, il debito per *put option* Cabo Wabo era stato iscritto nello stato patrimoniale a un valore in Euro corrispondente a US$ 20 milioni. Pertanto, il valore complessivo della transazione perfezionata (20% di azioni più la stima del *earn out*), è inferiore di US$ 5,0 milioni alla valutazione precedente.

Produzione e vendita di Cinzano in Argentina

Il 23 luglio 2010 è stato siglato un accordo che prevede la risoluzione anticipata del contratto di licenza concesso da Davide Campari-Milano S.p.A. a Cepas Argentina S.A.
Tale contratto, stipulato all'inizio del 2000, successivamente all'acquisizione del marchio Cinzano da parte del Gruppo Campari, conferiva a Sava S.A.I.C.E.Y.A. (successivamente fusa in Cepas Argentina S.A.) i diritti di produzione e commercializzazione di Cinzano per il mercato argentino fino al 2026.
L'importo concordato per ottenere anticipatamente la disponibilità dei diritti di produzione e distribuzione di Cinzano è di € 11,0 milioni e sarà pagato entro il 31 agosto 2010.
Dal 1 settembre 2010 la commercializzazione di Cinzano sarà assunta da Sabia S.A., acquisita dal Gruppo Campari a novembre 2008 e ora controllata al 100%; successivamente, dopo un periodo di transizione di dodici mesi al massimo Sabia S.A. integrerà anche la produzione dei prodotti a marchio Cinzano.
L'Argentina è il primo mercato al mondo per volumi di vendita di Cinzano *vermouth* che, con più di 6 milioni di litri nel 2009, è la seconda marca nell'importantissimo segmento di mercato degli aperitivi in questo paese.

Modifiche alle condizioni del prestito obbligazionario (Note Purchase Agreement) del 16 luglio 2003.

Il 2 agosto 2010 si è tenuta l'assemblea degli obbligazionisti titolari delle obbligazioni emesse da Davide Campari-Milano S.p.A. il 16 luglio 2003 e collocate presso il mercato statunitense a favore esclusivamente di investitori istituzionali esteri.
L'assemblea ha approvato le modifiche ad alcune condizioni del prestito, in particolare per consentire alla società, in caso di significative acquisizioni, di raggiungere e mantenere un livello di indebitamento massimo più elevato, a fronte del riconoscimento, per i corrispondenti periodi, di un tasso di interesse maggiorato.
Anche i due *private placement* emessi negli Stati Uniti da Redfire, Inc., nel 2002 e nel 2009, sono stati allineati alle nuove condizioni.

Fusione per incorporazione di Campari Italia S.p.A.

Allo scopo di semplificare le strutture societarie del Gruppo, nonché di perseguire una maggiore razionalità e funzionalità sotto il profilo patrimoniale ed economico, integrando le attività produttive e commerciali, il Consiglio d'Amministrazione del 4 agosto 2010, che ha approvato la presente relazione, ha approvato anche il progetto unitario di fusione per incorporazione di Campari Italia S.p.A. in Davide Campari-Milano S.p.A.
L'incorporanda è già detenuta al 100% dalla Capogruppo incorporante.

Evoluzione prevedibile della gestione

I risultati conseguiti nel primo semestre dell'anno sono stati indubbiamente positivi, in virtù del buon andamento dei consumi dei principali prodotti del Gruppo.
E' peraltro opportuno ricordare, come più volte fatto nei precedenti paragrafi della presente relazione, che il primo semestre 2010 ha beneficiato di un confronto favorevole con i risultati dello stesso periodo del 2009, negativamente impattati dall'acuirsi della crisi finanziaria e dalla conseguente crisi di liquidità che ha ridotto il livello delle scorte presso i distributori in alcuni mercati di cruciale importanza per il Gruppo.

Guardando alla seconda parte dell'anno, si ritiene che i rischi e le opportunità siano al momento complessivamente bilanciati, in misura da consentire l'ottenimento di risultati annuali soddisfacenti: da un lato si prevede infatti il progressivo attenuarsi dell'effetto dei fattori contingenti positivi (del primo semestre) sopra evidenziati; dall'altro si continua a prevedere il buon andamento complessivo dei consumi dei *brand* principali del Gruppo.
Oltre a ciò, tra i rischi potenziali è opportuno evidenziare:

- l'attenuarsi, nella seconda parte dell'anno, del positivo effetto *mix* sulle vendite che ha caratterizzato il primo semestre (con il portafoglio aperitivi che normalmente ha una maggior concentrazione di vendite nei primi due trimestri dell'anno);
- la competitività del mercato della *vodka* in USA;
- l'effetto aumento del costo dei materiali, che ha invece favorito la prima parte dell'anno,
- il fatto oggettivo che il 2010 costituisce, per Campari Australia Pty Ltd., l'anno dell'avvio dell'operatività e quindi inevitabilmente un anno di assestamento e di transizione.

Tra le opportunità è altresì opportuno indicare:

- la robusta crescita dei consumi dei principali prodotti del Gruppo in Europa occidentale;
- il progressivo ritorno alla crescita dei consumi nell'Europa dell'est;
- il buon andamento del mercato brasiliano, con SKYY Vodka in rapida crescita;
- la crescita esplosiva di Aperol nei mercati internazionali e soprattutto in Germania e Austria;
- il successo delle recenti iniziative di sviluppo prodotti intraprese negli Stati Uniti, quali SKYY Infusions, Espolon e *tequila* il nuovo *packaging* di Cabo Wabo.

Alla luce di quanto sopra si ritiene di poter confermare le attese espresse ad inizio anno per l'intero 2010, volte ad un ragionevole ottimismo.

Investor information

Economia internazionale

La ripresa dell'economia mondiale cominciata la scorsa estate è proseguita nei primi mesi del 2010, seppure con andamenti diseguali: i ritmi di crescita sono stati elevati nelle economie emergenti, sostenuti negli Stati Uniti e in Giappone e ancora modesti in Europa.
In questi paesi l'attività ha tratto sostegno dalle politiche economiche espansive e dal ciclo delle scorte, in un contesto di graduale ripresa dei consumi privati.
Tra le economie emergenti lo sviluppo è proseguito a tassi molto elevati in Asia e in Brasile, e ha mostrato progressi in Russia e negli altri paesi dell'Europa centrale e orientale.
In base agli indicatori congiunturali più recenti, l'espansione dell'economia mondiale è proseguita anche nel secondo trimestre del 2010, a ritmi non discosti da quelli registrati nel primo; tuttavia, le più aggiornate proiezioni degli organismi internazionali e degli analisti scontano un rallentamento della crescita nei prossimi mesi.
L'evoluzione dell'economia mondiale è ancora in parte dipendente dalle politiche espansive anticrisi ed è frenata dalle sfavorevoli condizioni del mercato del lavoro e da ricorrenti tensioni finanziarie.
Nell'area dell'Euro, il PIL è cresciuto solo del 0,2% nel primo trimestre del 2010, dopo il modesto 0,1% del 2009.
L'attività economica è stata fortemente sostenuta dal riaccumulo di scorte e al netto di questa componente la domanda interna ha fatto segnare una nuova flessione; i consumi privati hanno ristagnato.
Secondo gli indicatori congiunturali l'attività si sarebbe notevolmente rafforzata nel secondo trimestre, traendo sostegno principalmente dalla domanda estera.
Il PIL italiano è cresciuto dello 0,4% nel primo trimestre del 2010.
Le esportazioni hanno dato il contributo maggiore mentre la domanda interna è rimasta debole.
Secondo gli indicatori congiunturali la crescita nel secondo trimestre sarebbe proseguita anche in Italia, ancora trainata dalle esportazioni.
Nel primo trimestre del 2010 il PIL degli Stati Uniti è aumentato del 2,7%, dal 5,6% del trimestre precedente.
L'attività economica è stata sostenuta dal ciclo delle scorte e dall'accelerazione dei consumi privati, cresciuti del 3% e la crescita del prodotto è proseguita anche nel secondo trimestre a ritmi simili a quelli del primo.
I margini di incertezza sulla ripresa internazionale permangono ampi, in entrambe le direzioni: le economie emergenti potrebbero ulteriormente accelerare, ma un loro surriscaldamento innescherebbe politiche restrittive; nelle economie avanzate sarà cruciale la solidità delle componenti interne della domanda una volta che si saranno esaurite le misure di stimolo introdotte dai governi all'inizio della crisi.
Analoghe incertezze circondano lo scenario per quanto riguarda l'economia italiana.

Mercati finanziari

Nel secondo trimestre del 2010, pur in presenza di un graduale miglioramento del quadro macroeconomico, nei mercati finanziari sono sopravvenute forti tensioni, innescate dalle preoccupazioni sulla sostenibilità del debito pubblico della Grecia.
In un contesto di accresciuta avversione al rischio, dalla fine di aprile la volatilità è bruscamente aumentata e i principali indici azionari hanno registrato in media perdite nell'ordine del 10%.
In particolare, nel primo semestre del 2010 l'indice MSCI Pan-Europe ha chiuso in ribasso del 5,3%, mentre, per quanto riguarda il mercato azionario italiano, il FTSE MIB è sceso del 16,9%, il FTSE Italia All Shares del 16,0%; nell'area americana, nel primo semestre del 2010 l'indice S&P500 ha registrato un calo del 7,6%.
I premi per il rischio sulle obbligazioni societarie si sono ampliati per tutte le classi di rischio e in tutti i principali paesi e il repentino deterioramento del clima di fiducia sui mercati innescato dalla crisi del debito sovrano in alcuni paesi dell'area dell'Euro ha determinato una ricomposizione dei portafogli verso investimenti considerati più sicuri, con un calo significativo dei rendimenti dei titoli pubblici dei paesi ritenuti meno rischiosi.
In risposta a queste tensioni è stato varato dall'Unione Europea un imponente meccanismo di sostegno finanziario; inoltre, molti paesi hanno adottato o annunciato misure di risanamento dei conti pubblici.
Nel secondo trimestre del 2010 l'accresciuta incertezza sulle prospettive di crescita mondiale ha reso più volatile il prezzo del petrolio.
Infine, per quanto riguarda le principali valute, da aprile il Dollaro USA si è apprezzato del 6% circa nei confronti dell'Euro, sospinto dalle migliori prospettive congiunturali e dal desiderio degli investitori di detenere attività più liquide e sicure.

Settore *spirit* e titolo Campari

A partire dal primo trimestre del 2010 le società *spirit* hanno mostrato segnali di recupero a livello di andamento del *business*, anche grazie a una base di confronto favorevole rispetto all'anno precedente.
Le aspettative dei mercati azionari riguardo alle prospettive del settore nei prossimi mesi rimangono positive, in quanto i vari indicatori di *performance* delle società indicano *trend* di stabilizzazione e di miglioramento.
L'andamento delle quotazioni delle società *spirit* nel corso del primo semestre 2010 è stato positivamente influenzato da diversi fattori, tra cui:

- apprezzamento del Dollaro USA nei confronti dell'Euro e della Sterlina: l'impatto favorevole sull'andamento delle società è legato alla forte esposizione delle società del settore al mercato americano, per cui il Dollaro USA rappresenta una parte sostanziale non solo dei ricavi ma anche dei profitti delle società *spirit*;
- stabilizzazione e primi segnali di recupero nel mercato americano: in questo importante mercato i timori legati al rallentamento dei consumi, con particolare riferimento al canale *on-trade,* fortemente attenuati; contestualmente, si ritiene che il mercato continui a offrire un buon potenziale di crescita nel lungo termine grazie alla forza dei suoi fondamentali, tra cui il fattore demografico e gli stili di consumo;
- esaurimento del fenomeno di riduzione delle scorte nei canali distributivi (*'destocking'*): questo evento ha determinato di conseguenza una base di confronto molto favorevole con il periodo precedente, soprattutto nei primi mesi dell'anno; i segnali di recupero sono stati particolarmente favorevoli per le società operanti nei comparti più *premium* del settore, essendo state quelle maggiormente colpite dal *destocking* nel corso del 2009;
- forte dinamismo in alcuni mercati emergenti, in particolare in Asia: le società *spirit* con una maggiore esposizione ai mercati emergenti, in particolare la Cina, hanno mostrato una maggiore tenuta dall'inizio della crisi; in questi mercati il fenomeno della *premiumisation* ha infatti continuato ad alimentare la crescita del settore.

Nel primo semestre del 2010, l'indice di riferimento DJ Stoxx 600 *Food & Beverage* è cresciuto del 9,3%.

Nell'ambito del contesto economico e di settore sopra descritto, nel primo semestre del 2010 il titolo Campari, quotato al segmento Blue Chip del Mercato Telematico Azionario, ha registrato una crescita in termini assoluti del 10,9% rispetto al prezzo di chiusura al 31 dicembre 2009.
In termini di rendimento totale, ovvero inclusi i dividendi, la *performance* del titolo è stata pari al 12,5% nell'ipotesi di dividendi *cash*, e al 12,6% nell'ipotesi di dividendi reinvestiti in azioni Campari.
Rispetto ai principali indici del mercato azionario italiano, la *performance* del titolo Campari è stata superiore agli indici FTSE MIB e FTSE Italia *All Shares* e rispettivamente del 27,8% e del 26,9%.
La *performance* relativa all'indice di settore DJ Stoxx 600 Food & Beverage è stata positiva per il 1,6%.

Il prezzo minimo di chiusura nel periodo di riferimento, registrato il 9 febbraio 2010, è stato pari a € 3,51.
Il prezzo massimo di chiusura nel periodo di riferimento, registrato il 3 giugno 2010, è stato pari a € 4,2425, valore che rappresenta il prezzo massimo di chiusura storico.
Nel corso del primo semestre del 2010 la trattazione delle azioni Campari ha raggiunto un controvalore medio giornaliero di € 8,6 milioni e un volume medio giornaliero di 2,2 milioni di azioni.
Al 30 giugno 2010 la capitalizzazione di borsa risultava pari a € 2,349 milioni.

L'andamento del titolo Campari nel primo semestre 2010 ha beneficiato dell'annuncio di risultati finanziari molto positivi nel primo trimestre, con tutti gli indicatori in forte crescita.
I risultati sono stati favoriti da un ritorno a un *trend* più normalizzato nelle Americhe e dagli effetti dell'acquisizione di Wild Turkey, completata nel corso del 2009; inoltre, la *performance* complessiva è stata sostenuta, oltre che da un confronto favorevole con il primo trimestre del 2009, dal positivo andamento dei consumi delle principali combinazioni di prodotto e mercato del Gruppo, e, in particolare, del *business* chiave degli aperitivi in Europa.

Andamento del titolo Campari e degli indici FTSEMIB Italia e DJ Stoxx 600 Food & Beverage dal 1 gennaio 2010


4.80
4.60
4.40
4.20
4.00
3.80
3.60
3.40
3.20
3.00
2.80
2.60
2.40
Prezzo Azione Campari (Euro)
80.0
75.0
70.0
65.0
60.0
55.0
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
Controvalore (mln Euro)
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Campari (Controvalore in Euro volumi scambiati)
Campari (Prezzo azione)
FTSE Mib (indicizzato)
DJ Stoxx 600 Food & Bev (indicizzato)

Aumento di capitale gratuito

L'Assemblea degli azionisti tenutasi il 30 aprile 2010 ha deliberato un aumento di capitale gratuito effettuato mediante l'emissione di 290.400.000 nuove azioni del valore nominale di € 0,10 cadauna, con godimento 1 gennaio 2009.

Le nuove azioni sono state attribuite gratuitamente ai soci in ragione di una nuova azione per ciascuna azione posseduta, mediante utilizzo della riserva utili a nuovo.

L'aumento di capitale gratuito è divenuto effettivo il 10 maggio 2010.

Il capitale sociale versato risultante dall'aumento di capitale gratuito è pari a € 58.080.000, suddiviso in 580.800.000 azioni del valore nominale di € 0,10 cadauna.

Struttura azionaria

La tabella sotto riportata mostra gli azionisti rilevanti al 30 giugno 2010.

Azionista [1]	Numero di azioni ordinarie	% sul capitale sociale
Alicros S.p.A.	296.208.000	51,00%
Cedar Rock Capital [2]	60.528.890	10,42%
Capital Group International, Inc.	11.705.153	2,02%

(1) Non risultano altri azionisti, al di fuori di quelli sopra evidenziati, con una partecipazione al capitale superiore al 2% che abbiano dato comunicazione a Consob e a Davide Campari-Milano S.p.A. ai sensi dell'articolo 117 del Regolamento Consob 11971/99 in merito agli obblighi di notificazione delle partecipazioni rilevanti.

(2) Notificato a Consob da Andrew Brown, Chief Investment Officer di Cedar Rock Capital Ltd., in conformità all'articolo 120 del Decreto Legislativo 58/1998 (TUF).

Dividendo

Il 30 aprile 2010 l'Assemblea degli azionisti ha approvato il bilancio relativo all'esercizio 2009 deliberando la distribuzione di un dividendo pari a € 0,06 per ciascuna delle azioni risultanti dall'aumento di capitale gratuito proposto (in incremento del 9,1% rispetto al dividendo distribuito per l'esercizio 2008, pari a € 0,055 su base rettificata).

Il dividendo è stato messo in pagamento a partire dal 27 maggio 2010, con esclusione delle azioni proprie in portafoglio, previo stacco della cedola 7 il 24 maggio 2010.

Informazioni sull'azione[1]		**Primo semestre 2010**	**2009**	**2008**	**2007**	**2006**	**2005**	**2004**	**2003**	**2002**	**2001**
Prezzo di riferimento azione											
Prezzo a fine periodo	€	4,05	3,65	2,40	3,28	3,76	3,12	2,37	1,93	1,50	1,32
Prezzo massimo	€	4,24	3,71	3,30	4,21	4,05	3,39	2,39	1,93	1,89	1,55
Prezzo minimo	€	3,51	1,94	1,93	3,25	3,14	2,24	1,79	1,37	1,27	1,09
Prezzo medio	€	3,89	2,82	2,78	3,77	3,66	2,86	2,02	1,65	1,58	1,36
Capitalizzazione e volumi											
Volume medio giornaliero[2]	milioni	0,6	1,6	1,3	1,5	1,2	1,0	0,9	0,8	1,1	1,4
Controvalore medio giornaliero[2]	€ milioni	8,6	4,5	3,7	5,8	4,4	2,8	1,7	1,3	1,7	2,1
Capitalizzazione di borsa a fine periodo	€ milioni	2.349	2.118	1.394	1.904	2.183	1.812	1.374	1.118	871	767
Dividendo											
Dividendo per azione[3]	€	-	0,060	0,055	0,055	0,050	0,050	0,050	0,044	0,044	0,044
azioni con diritto al godimento del dividendo	milioni	-	576,6	576,4	578,7	580,8	562,7	562,1	560,8	560,8	560,8
Dividendo complessivo[3][4]	€ milioni	-	34,6	31,7	31,8	29,0	28,1	28,1	24,7	24,7	24,7

(1) Variazioni del capitale sociale:
- aumento di capitale gratuito mediante emissione di 290.400.000 nuove azioni del valore nominale di € 0,10 cadauna attribuite gratuitamente ai soci in ragione di una nuova azione per ciascuna azione posseduta, divenuto effettivo il 10 maggio 2010;
- frazionamento delle azioni, in ragione di dieci nuove azioni ogni azione posseduta, divenuto effettivo il 9 maggio 2005.

(2) *Initial Public Offering* avvenuta il 6 luglio 2001 al prezzo di collocamento di €1,55 per azione; nel 2001 il volume medio giornaliero esclusa la prima settimana di negoziazione è pari a 845,200 azioni; nel 2001 il controvalore medio giornaliero esclusa la prima settimana di negoziazione è pari a €1.145 migliaia.

(3) Classificato in base all'esercizio di riferimento.

(4) Dividendo complessivo distribuito con esclusione delle azioni proprie in portafoglio.

Attività di *investor relations*

Nel primo semestre 2010 è proseguita l'attività di comunicazione della società con i mercati finanziari.

Sono stati organizzati numerosi incontri con gli investitori nelle principali piazze europee, negli Stati Uniti e in Canada.

Il sito *internet* (http://www.camparigroup.com, sezione 'Investors'), uno dei principali mezzi di diffusione al pubblico delle informazioni, è stato ulteriormente potenziato e arricchito con nuovi contenuti e strumenti interattivi.

Bilancio consolidato intermedio abbreviato

Prospetti contabili

Prospetto di conto economico consolidato

	Note	Primo semestre 2010	*di cui parti correlate*	Primo semestre 2009	*di cui parti correlate*
		€/000	*€/000*	€/000	*€ 000*
Vendite nette	7	**515.654**	*1.456*	**441.782**	*4.710*
Costo del venduto	8	(216.088)	-	(192.886)	*13*
Margine lordo		**299.566**	*1.456*	**248.895**	*4.723*
Pubblicità e promozioni		(90.019)	*(364)*	(71.996)	*(1.552)*
Margine di contribuzione		**209.547**	*1.093*	**176.899**	*3.172*
Costi di struttura	9	(95.125)	*81*	(80.075)	*(68)*
di cui proventi (oneri) non ricorrenti	10	*(1.572)*	-	*(1.564)*	-
Risultato operativo		**114.422**	*1.174*	**96.824**	*3.104*
Proventi (oneri) finanziari	11	(16.375)	-	(13.289)	*(6)*
di cui oneri finanziari non ricorrenti		-	-	*(3.930)*	-
Quota di utile (perdita) di società valutate con il metodo del patrimonio netto		(166)	*(166)*	(254)	*(254)*
Oneri per *put option*	12	(191)	-	-	-
Utile prima delle imposte		**97.691**	*1.008*	**83.281**	*2.844*
Imposte	13	(28.201)		(22.953)	-
Utile dell'esercizio		**69.489**	*1.008*	**60.328**	*2.844*
Utile dell'esercizio attribuibile a					
Azionisti della Capogruppo		69.275		60.112	
Azionisti di minoranza		215			
		69.489		**60.328**	
Utile base per azione (€)	23	0,12		0,10	
Utile diluito per azione (€)	23	0,12		0,10	

Prospetto di conto economico complessivo consolidato

	Primo semestre 2010	Primo semestre 2009
	€/000	€/000
Utile dell'esercizio (A)	69.489	60.328
Cash flow hedge		
Utili (perdite) del periodo	4.311	(14.598)
Meno utili (perdite) riclassificati a conto economico	234	(659)
Utile (perdita) netta da *cash flow hedge*	4.077	(13.939)
Effetto fiscale	(1.427)	4.180
Cash flow hedge	2.650	(9.759)
Differenza di conversione	138.824	1.328
Altri utili (perdite) complessivi (B)	141.474	(8.431)
Totale utile complessivo (A+B)	**210.963**	**51.897**
Attribuibile a		
Azionisti della Capogruppo	210.742	51.688
Interessenze di pertinenza di terzi	221	208

Prospetto della situazione patrimoniale - finanziaria consolidata

	Note	30 giugno 2010	*di cui parti correlate*	31 dicembre 2009	*di cui parti correlate*
		€/000	€/000	€/000	€/000
ATTIVO					
Attività non correnti					
Immobilizzazioni materiali nette	14	324.925	-	283.984	-
Attività biologiche	15	18.254	-	18.501	-
Investimenti immobiliari	16	668	-	666	-
Avviamento e marchi	17	1.338.087	-	1.199.379	-
Attività immateriali a vita definita	18	7.390	-	5.467	-
Partecipazioni in società collegate e *joint-venture*		577	-	665	-
Imposte anticipate		31.073	-	28.128	-
Altre attività non correnti	19	17.878	-	162.293	-
Totale attività non correnti		**1.738.853**	**-**	**1.699.082**	**-**
Attività correnti					
Rimanenze	20	316.039	-	271.428	-
Crediti commerciali		233.342	*1.591*	236.166	*1.609*
Crediti finanziari, quota a breve	21	166.799	-	6.656	-
Disponibilità liquide e mezzi equivalenti	22	142.392	-	129.636	-
Altri crediti		22.927	*88*	24.333	*250*
Totale attività correnti		**881.498**	**1.679**	**668.218**	**1.859**
Attività non correnti destinate alla vendita		11.135	-	11.135	-
Totale attività		**2.631.486**	**1.679**	**2.378.435**	**1.859**
PASSIVO E PATRIMONIO NETTO					
Patrimonio netto					
Capitale	23	58.080		29.040	
Riserve	23	1.163.934		1.014.430	
Patrimonio netto di pertinenza della Capogruppo		1.222.014		1.043.470	
Patrimonio netto di pertinenza di terzi		2.757		2.536	
Totale patrimonio netto		**1.224.772**	**-**	**1.046.006**	**-**
Passività non correnti					
Prestiti obbligazionari	24	904.828	-	806.440	-
Altre passività non correnti	24	15.478	-	77.746	-
Piani a benefici definiti		9.600	-	9.807	-
Fondi per rischi e oneri futuri	26	14.699	-	10.661	-
Imposte differite		108.547	-	87.853	-
Totale passività non correnti		**1.053.152**	**-**	**992.509**	**-**
Passività correnti					
Debiti verso banche	25	13.226	-	17.274	-
Altri debiti finanziari	25	46.635	-	25.101	-
Debiti verso fornitori		183.622	-	179.082	*8*
Debiti per imposte	27	69.022	*15.186*	75.809	*28.848*
Altre passività correnti		41.058	-	42.655	*41*
Totale passività correnti		**353.563**	**15.186**	**339.920**	**28.897**
Totale passività e patrimonio netto		**2.631.486**	**15.186**	**2.378.435**	**28.897**

Rendiconto finanziario consolidato

	Note	Primo semestre 2010	Primo semestre 2009
		€/000	€/000
Utile operativo		114.422	96.824
Rettifiche per riconciliare l'utile operativo al flusso di cassa			
Ammortamenti		12.600	10.713
Plusvalenze da cessioni di immobilizzazioni		(149)	(816)
Svalutazioni immobilizzazioni materiali		8	284
Accantonamenti fondi		5.930	720
Utilizzo di fondi		(2.017)	(1.847)
Altre voci che non determinano movimenti di cassa		25	2.999
Variazione capitale circolante netto operativo		(3.699)	91.015
Altre variazioni di attività e passività non finanziarie		(681)	(7.440)
Imposte sul reddito pagate	26	(33.255)	(8.094)
Flusso di cassa generato (assorbito) da attività operative		**93.186**	**184.358**
Acquisizione di immobilizzazioni materiali e immateriali(*)	14	(37.190)	(33.599)
Interessi passivi capitalizzati	14	(361)	-
Proventi da cessioni di immobilizzazioni materiali		2.586	1.212
Variazione crediti e debiti da investimenti		(951)	-
Acquisizione di società o quote in società controllate		-	(432.098)
Interessi attivi incassati		2.336	4.258
Variazione netta dei titoli		3.307	3.240
Altre variazioni		(14)	-
Flusso di cassa generato (assorbito) da attività di investimento		**(30.289)**	**(456.988)**
Emissione *private placement* Redfire, Inc.		-	180.636
Accensione *Term and revolving loan facility*		-	214.197
Altri rimborsi di debiti a medio-lungo termine		(2.119)	(2.225)
Variazione netta dei debiti verso banche a breve termine	24	(4.220)	(77.982)
Interessi passivi pagati		(18.762)	(15.987)
Variazione altri debiti e crediti finanziari		1.677	(4.717)
Vendita e acquisto azioni proprie		(1.166)	(1.128)
Dividendo pagato dalla Capogruppo	23	(34.593)	(31.701)
Flusso di cassa generato (assorbito) da attività di finanziamento		**(59.183)**	**261.093**
Differenze cambio su capitale circolante netto operativo		(33.056)	(10.036)
Altre differenze cambio e altri movimenti di patrimonio netto		42.097	(4.593)
Differenze cambio e altri movimenti di patrimonio netto		**9.041**	**(14.629)**
Variazione netta disponibilità e mezzi equivalenti: aumento (diminuzione)		**12.756**	**(26.167)**
Disponibilità e mezzi equivalenti all'inizio del periodo	22	129.636	172.558
Disponibilità e mezzi equivalenti alla fine del periodo	22	142.392	146.391

(*): Le acquisizioni di immobilizzazioni materiali e immateriali sono esposte al netto dei contributi in conto capitale incassati nell'esercizio.

Prospetto delle variazioni di patrimonio netto consolidato

	Attribuito agli azionisti della Capogruppo					Patrimonio netto di terzi	Patrimonio netto totale
	Capitale	Riserva legale	Utili a nuovo	Altre riserve	Totale		
	(€ / 000)	(€ / 000)	(€ / 000)	(€ / 000)	(€ / 000)	(€ / 000)	(€ / 000)
Saldo al 1 gennaio 2010	**29.040**	**5.808**	**1.054.304**	**(45.683)**	**1.043.470**	**2.536**	**1.046.006**
Aumento di capitale	29.040		(29.040)		-		-
Distribuzione dividendi agli azionisti della Capogruppo	-	-	(34.593)	-	**(34.593)**	-	(34.593)
Acquisto quote di terzi	-	-	-	-	-	-	-
Acquisto azioni proprie	-	-	(9.260)	-	**(9.260)**	-	(9.260)
Vendita azioni proprie	-	-	8.095	-	**8.095**	-	8.095
Stock option	-	-	1.481	2.081	**3.562**	-	3.562
					-		
Utile del periodo	-	-	69.275	-	**69.275**	215	69.489
Altri utili (perdite) complessivi	-	-	(69)	141.536	**141.467**	6	141.474
Totale utile complessivo	-	-	69.206	141.536	**210.742**	221	210.963
					-		
Saldo al 30 giugno 2010	**58.080**	**5.808**	**1.060.193**	**97.934**	**1.222.015**	**2.757**	**1.224.772**

	Attribuito agli azionisti della Capogruppo					Patrimonio netto di terzi	Patrimonio netto totale
	Capitale	Riserva legale	Utili a nuovo	Altre riserve	**Totale**		
	€/000	€/000	€/000	€/000	**€/000**	€/000	€/000
Saldo al 1 gennaio 2009	**29.040**	**5.808**	**953.817**	**(35.803)**	**952.861**	**2.136**	**954.997**
Distribuzione dividendi agli azionisti della Capogruppo	-	-	(31.701)	-	**(31.701)**	-	(31.701)
Acquisto azioni proprie	-	-	(1.128)	-	**(1.128)**	-	(1.128)
Variazione area di consolidamento	-	-	-	-	-	14	14
Stock option	-	-	-	2.288	**2.288**	-	2.288
Utile del periodo	-	-	60.112	-	**60.112**	217	60.328
Altri utili (perdite) complessivi	-	-	(106)	(8.317)	**(8.423)**	(8)	(8.431)
Totale utile complessivo	-	-	60.006	(8.317)	**51.688**	209	51.897
Saldo al 30 giugno 2009	**29.040**	**5.808**	**980.993**	**(41.832)**	**974.009**	**2.358**	**976.367**

Note esplicative

1. Informazioni generali

Davide Campari-Milano S.p.A. è una società con sede legale in Italia, Via Franco Sacchetti 20, 20099 Sesto San Giovanni (MI), le cui azioni sono quotate al Mercato Telematico di Borsa Italiana.
La pubblicazione della presente relazione finanziaria semestrale al 30 giugno 2010 è stata autorizzata con delibera del Consiglio di Amministrazione del 4 agosto 2010.
La relazione finanziaria semestrale è presentata in Euro, che è la moneta corrente della Capogruppo e di molte sue controllate.
La presente relazione finanziaria semestrale è stata sottoposta a revisione limitata e non completa.

2. Criteri di redazione

Il presente bilancio consolidato intermedio abbreviato, predisposto in forma consolidata ai sensi dell'articolo 154-*ter* del Decreto Legislativo 24 febbraio 1998 n. 58 (TUF) e successive modifiche, è stato redatto in conformità ai Principi Contabili Internazionali (IFRS) emessi dall'*International Accounting Standards Board* (IASB) e omologati dall'Unione Europea.
Con IFRS si intendono anche gli *International Accounting Standards* (IAS) tuttora in vigore, nonché tutti i documenti interpretativi emessi *dall'International Financial Reporting Interpretations Committee* (IFRIC), precedentemente denominato *Standing Interpretations Commitee* (SIC).
Nella redazione del presente bilancio consolidato intermedio abbreviato, redatto in accordo con le disposizioni dello IAS 34 - *Bilanci intermedi*, sono stati applicati gli stessi principi contabili adottati nella redazione del bilancio consolidato al 31 dicembre 2009, a eccezione di quanto descritto al successivo paragrafo 3 - *Variazione nei principi contabili*.
Il presente bilancio consolidato intermedio abbreviato non include tutte le informazioni e le note richieste nel bilancio consolidato annuale e, come tale, deve essere letta unitamente al bilancio consolidato al 31 dicembre 2009.
I valori esposti nelle seguenti note di commento, se non diversamente indicato, sono espressi in migliaia di Euro.

Forma e contenuto

Il Gruppo Campari presenta il conto economico classificato per destinazione e lo stato patrimoniale basato sulla divisione tra attività e passività correnti e non correnti.
Si ritiene che tale rappresentazione rifletta al meglio gli elementi che hanno determinato il risultato economico del Gruppo, nonché la sua struttura patrimoniale e finanziaria.
Nel contesto del conto economico per destinazione sono stati identificati separatamente quei proventi e oneri derivanti da operazioni che non si ripetono frequentemente nella gestione ordinaria del *business*, quali, ad esempio, plusvalenze/minusvalenze da dismissione di partecipazioni, costi di ristrutturazione, oneri finanziari ed eventuali altri proventi/oneri non ricorrenti: in tal modo si ritiene di consentire una migliore misurabilità dell'andamento effettivo della normale gestione operativa, ferma restando l'esposizione di specifico dettaglio nelle note di commento degli oneri e proventi rilevati nella gestione non ricorrente.
La definizione di 'non ricorrente' è conforme a quella identificata dalla Comunicazione Consob DEM/6064293 del 28 luglio 2006.
Nel corso del primo semestre 2010 il Gruppo non ha posto in essere operazioni atipiche e/o inusuali, nell'accezione prevista dalla medesima Comunicazione, a eccezione di quanto riportato nella nota 28 - *Stock option*.
Il rendiconto finanziario è stato redatto sulla base del metodo indiretto.
Le imposte di competenza del semestre sono state conteggiate sulla base della miglior stima del *tax rate* atteso per l'anno 2010.
Si precisa, infine, che con riferimento alla Delibera Consob n. 15519 del 27 luglio 2006 in merito agli schemi di bilancio, sono state inserite negli schemi di conto economico e stato patrimoniale apposite colonne con evidenza dei rapporti significativi con parti correlate.

Uso di stime

La redazione del bilancio consolidato intermedio abbreviato richiede da parte della direzione l'effettuazione di stime e di assunzioni che hanno effetto sui valori dei ricavi, dei costi, delle attività e delle passività, nonché sull'informativa relativa ad attività e passività potenziali alla data del bilancio intermedio.

Se nel futuro tali stime e assunzioni, basate sulla miglior valutazione attualmente disponibile, dovessero differire dalle circostanze effettive, saranno modificate in modo conseguente nel periodo di variazione delle circostanze stesse.
In particolare, le stime sono utilizzate per rilevare gli accantonamenti per rischi su crediti, per obsolescenza di magazzino, ammortamenti, svalutazioni di attivo, benefici ai dipendenti, imposte, fondi di ristrutturazione, e altri accantonamenti a fondi.
Le stime e le assunzioni sono riviste periodicamente e gli effetti di ogni variazione sono riflessi a conto economico.
Si segnala inoltre, che, anche nel rispetto del principio dello IAS 36 – *Riduzione di valore delle attività*, taluni processi valutativi, in particolare quelli più complessi, quali la determinazione di eventuali perdite di valore di attività non correnti, sono generalmente effettuati in modo completo solo in sede di redazione del bilancio annuale, allorquando sono disponibili tutte le informazioni eventualmente necessarie, salvo i casi in cui vi siano indicatori di *impairment* che richiedano un'immediata valutazione di eventuali perdite di valore.
Analogamente, le valutazioni attuariali necessarie per la determinazione dei fondi per benefici ai dipendenti sono normalmente elaborate in occasione della redazione del bilancio annuale.

Area di consolidamento

Nel corso del primo semestre non vi sono state modifiche dell'area di consolidamento del Gruppo.

La tabella che segue mostra l'elenco delle imprese incluse nell'area di consolidamento al 30 giugno 2010:

		Capitale 30 giugno 2010		% posseduta dalla Capogruppo		
Denominazione, attività	Sede	Valuta	Importo	Diretta	Indiretta	Azionista diretto
Capogruppo						
Davide Campari-Milano S.p.A., società *holding* e di produzione,	Via Franco Sacchetti 20, Sesto San Giovanni	€	58.080.000			
Imprese controllate consolidate con il metodo integrale						
Italia						
Campari Italia S.p.A., società commerciale	Via Franco Sacchetti 20, Sesto San Giovanni	€	1.220.076	100,00		
Sella & Mosca S.p.A., società di produzione, commerciale e *holding*	Località I Piani, Alghero	€	15.726.041	12,00	88,00	Zedda Piras S.p.A. (88%), Davide Campari-Milano S.p.A (12%)
Sella & Mosca Commerciale S.r.l., società commerciale	Località I Piani, Alghero	€	100.000		100,00	Sella & Mosca S.p.A.
Turati Ventisette S.r.l., società inattiva	Via Franco Sacchetti 20, Sesto San Giovanni	€	20.000	100,00		
Zedda Piras S.p.A., società di produzione, commerciale e *holding*	Piazza Attilio Deffenu 9, Cagliari (sede operativa Alghero)	€	16.276.000	100,00		
Europa						
Campari Austria GmbH, società commerciale	Naglergasse 1/Top 13 A, Wien	€	500.000		100,00	DI.CI.E. Holding B.V.
Campari Deutschland GmbH, società commerciale	Bajuwarenring 1, Oberhaching	€	5.200.000		100,00	DI.CI.E. Holding B.V.
Campari Finance Belgium S.A., società finanziaria	Avenue de la Métrologie, 10, Bruxelles	€	246.926.407	26,00	74,00	Davide Campari-Milano S.p.A (26%), Glen Grant Ltd. (39%), DI.CI.E Holding B.V. (35%)
Campari France, società di produzione	15 ter, Avenue du Maréchal Joffre, Nanterre	€	2.300.000		100,00	DI.CI.E. Holding B.V.
Campari International S.A.M., società commerciale	7 Rue du Gabian, Monaco	€	180.000.000		100,00	DI.CI.E. Holding B.V.
Campari Schweiz A.G., società commerciale	Lindenstrasse 8, Baar	CHF	2.000.000		100,00	DI.CI.E. Holding B.V.
CJSC Odessa Sparkling Wine Company, società di produzione e commerciale	36, Frantsuzky Boulevard, Odessa	UAH	48.041.016		99,80	Rotarius Holding B.V.
DI.CI.E. Holding B.V., società *holding*	Atrium, Strawinskylaan 3105, Amsterdam	€	15.015.000	100,00		

Denominazione, attività	Sede	Capitale 30 giugno 2010		% posseduta dalla Capogruppo		
		Valuta	Importo	Diretta	Indiretta	Azionista diretto
Glen Grant Distillery Company Ltd., società di produzione e commerciale	Glen Grant Distillery, Rothes, Morayshire	GBP	1.000.000		100,00	Glen Grant Ltd.
Glen Grant Ltd., società *holding*	Glen Grant Distillery, Rothes, Morayshire	GBP	24.949.000		100,00	DI.CI.E. Holding B.V.
Glen Grant Whisky Company Ltd., società *dormant*(*)	Glen Grant Distillery, Rothes, Morayshire	GBP	1.000.000		100,00	DI.CI.E. Holding B.V.
Kaloyiannis-Koutsikos Distilleries S.A., società di produzione e commerciale	6 & E Street, A' Industrial Area, Volos	€	8.884.200		100,00	O-Dodeca B.V.
M.C.S. S.p.r.l., società commerciale	Millenium Park, Avenue de la Métrologie 10, Bruxelles	€	1.009.872		100,00	Campari Finance Belgium S.A.
O-Dodeca B.V., società *holding*	Atrium, Strawinskylaan 3105, Amsterdam	€	2.000.000		75,00	DI.CI.E. Holding B.V.
Old Smuggler Whisky Company Ltd., società di produzione e commerciale	Glen Grant Distillery, Rothes, Morayshire	GBP	1.000.000		100,00	Glen Grant Ltd.
Rotarius Holding B.V., società *holding*	Strawinskylaan 3105, 1077 ZX, Amsterdam	€	18.015		100,00	DI.CI.E. Holding B.V.
Société Civile du Domaine de Lamargue, società di produzione e commerciale	Domaine de la Margue, Saint Gilles	€	6.793.200		100,00	Sella & Mosca S.p.A.
Americhe						
Cabo Wabo LLC, società commerciale	One Beach Street, Suite 300, San Francisco	US$	2.312.525		80,00	Redfire, Inc.
Campari Argentina S.R.L., società commerciale	Avenida Corrientes, 222 - 3rd floor, Buenos Aires	ARS	11.750.000		100,00	DI.CI.E. Holding B.V. (95%), Campari do Brasil Ltda. (5%)
Campari do Brasil Ltda., società di produzione e commerciale	Alameda Rio Negro 585, Edificio Demini, Conjunto 62, Alphaville - Barueri - SP	BRC	218.631.059	100,00		
Destiladora San Nicolas S.A. de C.V., società di produzione e commerciale	Camino Real Atotonilco 1081, Arandas, Jalisco	MXN	294.945.500		100,00	DI.CI.E. Holding B.V.
Gregson's S.A., società proprietaria di marchi	Andes 1365, Piso 14, Montevideo	UYU	175.000		100,00	Campari do Brasil Ltda.
Rare Breed Distilling LLC, società di produzione e commerciale	Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware (Sede operativa Lawrenceburg)	US$	400.000.000 (**)		100,00	Redfire, Inc.
Red Fire Mexico,S. de R.L. de C.V., società commerciale	Agustin Yañez No. 2613-1ª-113, Col. Arcos Vallarta Sur, Guadalajara, Jalisco	MXN	1.254.250		80,00	DI.CI.E. Holding B.V.
Redfire, Inc., società *holding*	State of Delaware, City of Wilmington, County of New Castle (sede operativa San Francisco)	US$	566.321.274 (**)	100,00		
Sabia S.A., società di produzione e commerciale	Av. Corrientes, 222 - 3rd floor, Buenos Aires	ARS	40.164.000		100,00	DI.CI.E. Holding B.V. (95%), Campari do Brasil Ltda. (5%)
Skyy Spirits, LLC, società commerciale	One Beach Street, Suite 300, San Francisco	US$	54.897.463		100,00	Redfire, Inc.
Altri						
Campari (Beijing) Trading Co. Ltd., società commerciale	Xingfu Dasha Building, block B, room 511, n° 3 Dongsanhuan BeiLu, Chaoyang District, Beijing	RMB	25.189.930		100,00	DI.CI.E. Holding B.V.
Campari Australia Pty Ltd., società commerciale	C/o KPMG - 10 Shelley Street, Sydney	AU$	12.500.000		100,00	DI.CI.E. Holding B.V.
Campari Japan Ltd., società commerciale	6-17-15, Jingumae Shibuya-ku, Tokyo	JPY	3.000.000		100,00	DI.CI.E. Holding B.V.
Qingdao Sella & Mosca Winery Co. Ltd., società di produzione e commerciale	8 Pingu Horticultural Farm, Yunshan County, Pingdu City, Qingdao, Shandong Province	RMB	24.834.454		93,67	Sella & Mosca S.p.A.

Altre partecipazioni		Capitale 30 giugno 2010		% posseduta dalla Capogruppo		
Denominazione, sede, attività		Valuta	Importo	Indiretta	Azionista diretto	Metodo di valutazione
Flor Brands Ltd., società commerciale(*)	C/o Ernst & Young - Ten George Street, Edinburgh	GBP	100	50,00	DI.CI.E. Holding B.V.	patrimonio netto
Focus Brands Trading (India) Private Ltd., società di produzione e commerciale	Chamber No. 1517, 15th Floor, Devika Towers, 6, Nehru Place, New Delhi	INR	115.998.250	26,00	DI.CI.E. Holding B.V.	patrimonio netto
International Marques V.o.f., società commerciale	Nieuwe Gracht 11, Haarlem	€	210.000	33,33	DI.CI.E. Holding B.V.	patrimonio netto

(*) società in liquidazione
(**) incluse le contribuzioni di capitali

Cambi applicati nella conversione dei bilanci in valuta

I cambi applicati nelle operazioni di conversione sono i seguenti.

	30 giugno 2010		31 dicembre 2009		30 giugno 2009	
	Cambio medio	Cambio finale	Cambio medio	Cambio finale	Cambio medio	Cambio finale
Dollaro USA	1,3284	1,2271	1,3933	1,4406	1,3322	1,4134
Franco svizzero	1,4367	1,3283	1,5099	1,4836	1,5056	1,5265
Real brasiliano	2,3868	2,2082	2,7706	2,5113	2,9217	2,7469
Peso uruguayano	26,1114	25,8427	31,3993	28,2891	31,4781	33,2460
Renminbi cinese	9,0678	8,3215	9,5174	9,8350	9,1028	9,6545
Sterlina inglese	0,8700	0,8175	0,8911	0,8881	0,8939	0,8521
Rupia indiana	60,7993	56,9930	67,3080	67,0400	65,5567	67,5180
Yen giapponese	121,4948	108,7900	130,2344	133,1600	127,1951	135,5100
Peso argentino	5,1366	4,8255	5,2019	5,4619	4,8455	5,3586
Peso messicano	16,8287	15,7363	18,7841	18,9223	18,4334	18,5537
Dollaro australiano	1,4859	1,4403	1,7749	1,6008	1,8791	1,7359
Hryvnia ucraina	10,5925	9,7204	11,1190	11,5642	10,5014	10,9183

3. Variazione nei principi contabili

a. Principi contabili, emendamenti e interpretazioni applicati dal 1 gennaio 2010

IFRS 3 (RIVISTO) Aggregazioni aziendali e modifiche conseguenti allo IAS 27R Bilancio consolidato e separato, IAS 28, Partecipazioni in società collegate e IAS 31, Partecipazioni in *joint-venture*
L'IFRS 3 rivisto introduce alcuni cambiamenti significativi nella contabilizzazione delle *business combination* che hanno effetti sulla valutazione degli interessi non di controllo, sulla contabilizzazione dei costi di transizione, sulla rilevazione iniziale e la successiva valutazione degli eventuali pagamenti integrativi (*contingent consideration*) e sulle aggregazioni aziendali realizzate in più fasi.
Questi cambiamenti avranno un impatto sull'importo del *goodwill* rilevato, sul risultato dell'esercizio in cui avviene l'acquisizione e sui risultati degli esercizi successivi.
Inoltre, tutti i costi connessi con l'acquisizione devono essere spesati a conto economico.
Le variazioni introdotte si applicano in modo prospettico alle acquisizioni fatte dopo il 1 gennaio 2010.
Lo IAS 27 richiede che un cambiamento nella quota di partecipazione detenuta in una controllata, senza perdita di controllo, sia contabilizzato come un'*equity transaction* e pertanto deve avere contropartita a patrimonio netto.
Di conseguenza, questo cambiamento non avrà impatto sul *goodwill*, e non darà origine né a utili né a perdite.
Inoltre, il principio emendato introduce cambiamenti nella contabilizzazione di una perdita registrata da una controllata così come della perdita di controllo della controllata.

b. Principi contabili, emendamenti e interpretazioni applicabili dal 2010 ma non rilevanti per il Gruppo

Nei mesi di aprile 2009 e maggio 2010 lo IASB ha emesso il secondo e terzo insieme di modifiche agli IFRS (*'improvement'*), parte dei quali è applicabile dal 1 gennaio 2010.

IFRS 2 - Pagamenti basati su azioni: pagamenti basati su azioni di Gruppo regolati per cassa
L'emendamento, oltre a chiarire l'ambito di applicazione dell'IFRS 2 e le relazioni con gli altri principi, stabilisce che la società che riceve beni o servizi nell'ambito di piani di pagamento basati su azioni deve contabilizzare tali beni e servizi indipendentemente da quale società del Gruppo regola la transazione e dal fatto che il regolamento avvenga mediante cassa o in azioni.
L'emendamento specifica, poi che una società deve valutare i beni o servizi ricevuti nell'ambito di una transazione regolata per cassa o in azioni dal proprio punto di vista che potrebbe non coincidere con quello del gruppo e col relativo ammontare riconosciuto nel bilancio consolidato.
Con tale pubblicazione lo IASB ha ritirato l'IFRIC 8 e l'IFRIC 11.

Inoltre, sono stati emessi i seguenti emendamenti e interpretazioni applicabili dal 1 gennaio 2010, ma non rilevanti per il Gruppo: IFRIC 17 - Distribuzione di attività non liquide agli azionisti, IFRIC 18 - Trasferimento di attività dai clienti e IFRS 1 - Esenzioni aggiuntive in sede di prima adozione degli IFRS

c. *Principi contabili, emendamenti e interpretazioni non ancora applicabili e non adottati in via anticipata dal Gruppo*

IFRS 9 - Strumenti finanziari
Il principio, emesso il 12 novembre 2009, è applicabile dal 1 gennaio 2013.
Tale pubblicazione rappresenta la prima parte di un processo per fasi che ha lo scopo di sostituire interamente lo IAS 39.
IAS 24 - Informativa di bilancio sulle parti correlate
La modifica, emessa il 4 novembre 2009, è applicabile dal 1 gennaio 2011.
L'emendamento semplifica le informazioni da fornire nel caso di transazioni con parti correlate controllate dallo Stato.
IAS 32 - Strumenti finanziari: Presentazione: Classificazione dei diritti emessi
La modifica, emessa il 8 ottobre 2009, è applicabile per gli esercizi che iniziano dopo il 1 febbraio 2010.
L'emendamento chiarisce come contabilizzare taluni diritti quando gli strumenti emessi sono denominati in una valuta diversa da quella funzionale dell'emittente.
Se tali strumenti sono offerti proporzionalmente a tutti gli azionisti per un importo fisso di disponibilità liquide, è opportuno che siano classificati come strumenti rappresentativi di capitale anche se il loro prezzo di esercizio è denominato in una valuta diversa da quella funzionale dell'emittente.
IFRIC 14 - Versamenti anticipati a fronte di una clausola di contribuzione minima dovuta
La modifica, emessa il 26 novembre 2009, è applicabile dal 1 gennaio 2011.
L'emendamento permette il riconoscimento come attività dei versamenti anticipati di una contribuzione minima dovuta.
IFRIC 19 - Estinzione di una passività attraverso emissione di strumenti di capitale
La modifica, emessa il 26 novembre 2009, è applicabile dal 1 gennaio 2011.
L'emendamento stabilisce le regole da applicare quando un'impresa rinegozia con il suo creditore, che accetta, l'estinzione di una passività finanziaria tramite l'emissione di azioni dell'impresa o di altri strumenti di capitale.
Improvement annuali
Nel mese di aprile 2009 e maggio 2010 lo IASB ha emesso il secondo e terzo insieme di modifiche agli IFRS (*'improvement'*), parte dei quali è applicabile per il Gruppo ai bilanci chiusi successivamente al 31 dicembre 2010.

4. Stagionalità dell'attività

Alcuni dei prodotti del Gruppo Campari sono soggetti a una maggiore stagionalità delle vendite, rispetto ad altri, come conseguenza delle differenti abitudini o modalità di consumo.
In particolare, le vendite di *soft drink* tendono ad aumentare durante i mesi più caldi (ovvero da maggio a settembre), ma, soprattutto, la variabilità della temperatura nei mesi estivi può influire sensibilmente sul livello delle vendite di un anno rispetto al precedente.
Altri prodotti, come i vini spumanti, in alcuni paesi presentano una forte concentrazione delle vendite in alcuni periodi dell'anno (principalmente durante le festività di fine anno); in questo caso non ci sono fattori esogeni che possono impattare sulle vendite ma il rischio commerciale per il Gruppo è comunque più elevato, in quanto il risultato ottenuto in due soli mesi determina il risultato di vendita dell'anno intero.

In generale, la diversificazione del portafoglio prodotti del Gruppo, tra *spirit*, *soft drink* e *wine* e la ripartizione geografica delle vendite attenuano sensibilmente i rischi legati alla stagionalità.

5. Rischio di *default*: *negative pledge* e *covenant* sul debito

I contratti relativi ai prestiti obbligazionari della Capogruppo e ai *private placement* di Redfire, Inc. prevedono *negative pledge* e *covenant*.
Le clausole di *negative pledge* mirano a limitare la possibilità per il Gruppo di concedere significativi diritti a terzi su *asset* del Gruppo stesso; in particolare questi contratti stabiliscono vincoli specifici per quanto riguarda la dismissione e il rilascio di garanzie su immobilizzazioni.
I *covenant* includono l'obbligo per il Gruppo di rispettare determinati livelli di indici finanziari, il più significativo dei quali mette in relazione l'indebitamento netto con alcuni livelli di redditività consolidata.
In caso di mancato rispetto delle clausole sopra descritte, dopo un periodo di osservazione nel quale tali violazioni non siano state sanate, il Gruppo può essere chiamato al pagamento del debito residuo.
Il valore di tali rapporti è monitorato dal Gruppo alla fine di ogni trimestre e, a oggi, risulta essere ampiamente sotto le soglie che determinerebbero l'inadempimento contrattuale.

6. Settori operativi

La principale dimensione di analisi gestionale utilizzata dal Gruppo è quella per *brand* e per aggregazione di *brand* nelle quattro aree di *business*:
- *spirit*: bevande a base di alcool a gradazione sia inferiore sia superiore al 15% in volume, queste ultime normativamente definite 'bevande spiritose';
- *wine*: vini, sia fermi che spumanti, compresi quelli aromatizzati, tra cui i *vermouth*;
- *soft drink*: tutte le bevande analcoliche;
- *altro*: materie prime e semilavorati venduti e prodotti finiti imbottigliati per conto di terzi.

A livello operativo e manageriale, i risultati dei quattro settori sono analizzati in base ai margini di contribuzione direttamente generati da ognuno di essi.
I costi fissi di struttura e le imposte (che sono gestiti a livello di singola entità legale) e la gestione finanziaria (gestita centralmente dal Gruppo), pertanto non sono allocati alle aree di *business*.
Non vi sono vendite tra i diversi segmenti.

Primo semestre 2010	*Spirit* €/000	*Wine* €/000	*Soft drink* €/000	Altre vendite €/000	Totale allocato €/000	Poste non allocate e rettifiche €/000	Consolidato €/000
Vendite nette a terzi	396.488	59.089	53.928	6.148	515.654		515.654
Margine del settore	171.051	15.282	21.957	1.256	209.547		209.547
Costi di struttura						(95.125)	(95.125)
Risultato operativo							**114.422**
Proventi (oneri) finanziari netti						(16.375)	(16.375)
Quota del risultato di società collegate	(100)	(17)	(49)	-	(166)		(166)
Oneri per *put option*						(191)	(191)
Imposte						(28.201)	(28.201)
Utile dell'esercizio							**69.489**

Primo semestre 2009	*Spirit* €/000	*Wine* €/000	*Soft drink* €/000	Altre vendite €/000	Totale allocato €/000	Poste non allocate e rettifiche €/000	Consolidato €/000
Vendite nette a terzi	319.316	59.838	56.835	5.794	441.782		441.782
Margine del settore	140.870	13.876	21.365	788	176.899		176.899
Costi di struttura						(80.075)	(80.075)
Risultato operativo							**96.824**
Proventi (oneri) finanziari netti						(13.289)	(13.289)
Quota del risultato di società collegate	(185)	(51)	(18)		(254)		(254)
Oneri per *put option*						-	-
Imposte						(22.953)	(22.953)
Utile dell'esercizio							**60.328**

(*) non vi sono vendite tra i diversi segmenti

7. Ricavi delle vendite

La tabella che segue mostra il dettaglio dei ricavi delle vendite.

	Primo semestre 2010 €/000	Primo semestre 2009 €/000
Vendita di beni	512.419	439.866
Prestazioni di servizi	3.234	1.916
Totale vendite nette	**515.654**	**441.782**

Le prestazioni di servizi riguardano l'attività di imbottigliamento di prodotti di terzi.

8. Costo del venduto

Nelle due tabelle che seguono è esposto il dettaglio del costo del venduto per destinazione e per natura.

Dettaglio del costo del venduto per destinazione	Primo semestre 2010 €/000	Primo semestre 2009 €/000
Costo dei materiali e produzione	195.879	176.109
Costi di distribuzione	20.208	16.777
Totale costo del venduto	**216.088**	**192.886**

Dettaglio del costo del venduto per natura	Primo semestre 2010 €/000	Primo semestre 2009 €/000
Materie prime e prodotti finiti acquistati da terzi	159.957	146.398
Costi del personale	19.112	14.862
Ammortamenti	9.112	8.007
Utenze	3.861	3.526
Costi per lavorazioni esterne e manutenzioni	6.469	5.208
Costi variabili di trasporto	14.883	12.077
Altri costi	2.694	2.808
Totale costo del venduto	**216.088**	**192.886**

9. Costi di struttura

Nelle due tabelle che seguono è esposto il dettaglio dei costi di struttura per destinazione e per natura.

Dettaglio dei costi di struttura per destinazione	Primo semestre 2010 €/000	Primo semestre 2009 €/000
Costi di vendita	43.824	38.435
Costi generali e amministrativi	51.301	41.640
Totale costi di struttura	**95.125**	**80.075**

Dettaglio dei costi di struttura per natura	Primo semestre 2010 €/000	Primo semestre 2009 €/000
Agenti e altri costi variabili di vendita	8.789	7.075
Ammortamenti	3.492	2.707
Costi del personale	48.081	39.393
Viaggi, trasferte, formazione e *meeting*	7.812	6.571
Servizi, manutenzioni e assicurazioni	12.482	11.032
Affitti e *leasing* operativi	3.716	4.992
Altri	9.182	6.741
Oneri (proventi) non ricorrenti	1.572	1.564
Totale costi di struttura	**95.125**	**80.075**

Il dettaglio degli oneri e proventi non ricorrenti è riportato al paragrafo successivo.

10. Proventi e oneri non ricorrenti

Il dettaglio dei proventi e oneri non ricorrenti è il seguente.

	Primo semestre 2010 €/000	Primo semestre 2009 €/000
Variazioni *put option* e *earn out*	4.829	-
Totale proventi non ricorrenti	4.829	-
Accantonamenti a fondi rischi e oneri	(3.942)	-
Oneri di liquidazione	-	(301)
Oneri di indennità di occupazione	(162)	
Oneri di ristrutturazione del personale	(2.090)	(985)
Altri oneri non ricorrenti	(207)	(279)
Totale oneri non ricorrenti	(6.401)	(1.565)
Totale proventi (oneri) non ricorrenti	**(1.572)**	**(1.565)**

Le variazioni di *put option* e *earn out* sono relative al cambiamento intervenuto nella stima del debito finanziario per *earn out* di X-Rated Fusion Liqueur e per *put option* sulle partecipazioni di minoranza in Cabo Wabo.
Si rimanda alla nota 24 - Altre passività non correnti per ulteriori dettagli.
Gli accantonamenti a fondi rischi e oneri per un ammontare pari a € 3.942 migliaia sono riconducibili principalmente alla Capogruppo per rischi fiscali.
Gli oneri di ristrutturazione del personale pari a € 2.090 migliaia sono stati sostenuti principalmente da Campari do Brasil Ltda, da Campari International S.A.M. e dalla Capogruppo per posizioni diverse.

11. Proventi e oneri finanziari

Il dettaglio dei proventi e oneri finanziari è il seguente.

	Primo semestre 2010 €/000	Primo semestre 2009 €/000
Interessi bancari e da depositi a termine	2.902	4.206
Altri proventi	252	633
Totale proventi finanziari	**3.154**	**4.839**
Interessi passivi netti su prestito obbligazionario e *private placement*	(20.119)	(8.990)
Interessi passivi su *leasing*	(55)	(176)
Interessi passivi bancari	(215)	(2.350)
Totale interessi passivi	**(20.389)**	**(11.516)**
Effetti di attualizzazione di debiti per *put option*	(41)	(230)
Spese bancarie	(224)	(796)
Altri oneri e differenze cambi nette	1.127	(1.656)
Totale oneri finanziari	**(19.528)**	**(14.198)**
Oneri finanziari su *Term Loan facility*	-	(3.930)
Oneri finanziari non ricorrenti	**-**	**(3.930)**
Proventi (oneri) finanziari netti	**(16.375)**	**(13.289)**

12. Oneri per put option

Gli oneri per put option si riferiscono alle quote di utili o perdite delle minoranze di Cabo Wabo, LLC e Redfire Mexico S. de R.L. de C.V.
Nell'ambito dell'acquisizione Cabo Wabo è stata, infatti, concordata la possibilità di rilevare tali partecipazioni tramite opzioni *put/call.*
Conformemente a quanto previsto dai principi contabili internazionali, il Gruppo ha quindi rilevato tali acquisizioni al 100%, registrando un debito finanziario per le quote non ancora possedute.

13. Imposte

Il dettaglio tra imposte correnti e differite è il seguente.

	Primo semestre 2010	Primo semestre 2009
	€/000	€/000
- imposte dell'esercizio	(22.173)	(18.751)
- imposte relative a esercizi precedenti	44	(988)
Imposte sul reddito correnti	(22.128)	(19.739)
Imposte sul reddito differite	(6.073)	(3.214)
Imposte sul reddito riportate a conto economico	**(28.201)**	**(22.953)**

14. Immobilizzazioni materiali nette

I movimenti intervenuti sono riportati nella tabella che segue.

	Terreni e fabbricati €/000	Impianti e macchinari €/000	Altri €/000	Totale €/000
Valore di carico iniziale	215.368	228.818	75.220	519.406
Fondo ammortamento iniziale	(46.441)	(156.193)	(32.787)	(235.421)
aldo al 31 dicembre 2009	**168.927**	**72.625**	**42.434**	**283.984**
Investimenti	17.840	11.706	7.628	37.174
Disinvestimenti	-	(17)	(1.500)	(1.517)
Ammortamenti	(3.303)	(6.606)	(2.697)	(12.605)
Riclassifiche	183	(95)	(89)	(0)
Differenze cambio e altri movimenti	9.642	2.147	6.101	17.889
Saldo al 30 giugno 2010	**193.288**	**79.761**	**51.878**	**324.925**
Valore di carico finale	243.845	246.083	87.493	577.420
Fondo ammortamento finale	(50.557)	(166.322)	(35.616)	(252.495)

La voce terreni e fabbricati include tra gli investimenti del periodo, pari a € 17.840 migliaia, la costruzione del nuovo stabilimento a Suape per il quale Campari do Brasil Ltda. ha investito € 12.839 migliaia di cui € 9.757 migliaia nella categoria 'terreni e fabbricati' e € 3.082 migliaia nella categoria 'impianti e macchinari'.
A oggi su questo progetto risultano iscritti cespiti complessivi per € 28,3 milioni.
Inoltre Rare Breed Distilling, LLC ha in corso il progetto per la costruzione della nuova distilleria di Lawrenceburg.
Sul progetto, finanziato presso terzi tramite Redfire, Inc., sono stati capitalizzati nel 2010 € 6.973 migliaia.
I relativi oneri finanziari pari a € 361 migliaia sono stati capitalizzati nella categoria 'altri' utilizzando un tasso pari al 7,3%.
A oggi su questo progetto risultano iscritti cespiti complessivi per € 12,7 milioni.
Infine gli investimenti in terreni e fabbricati includono € 465 migliaia per opere edili effettuate nel magazzino di prodotti semilavorati a Burncrook imputabili a Glen Grant Distillery Company Ltd.; l'importo residuo è imputabile all'ampliamento e ristrutturazione di uffici e stabilimenti di diverse controllate del Gruppo.

Gli investimenti in impianti e macchinari dell'esercizio, pari a € 11.706 migliaia, includono principalmente:
- gli investimenti nelle unità produttive effettuati dalla Capogruppo, pari a complessivi € 4.002 migliaia; in particolare: € 1.973 migliaia a Crodo relativi a interventi sulle linee produttive, € 1.452 migliaia a Novi per nuovi impianti tra cui uno di saturazione e € 544 migliaia per altri interventi sulle linee;
- gli investimenti effettuati da Campari do Brasil Ltda., pari a € 3.082 migliaia per il nuovo stabilimento di Suape;
- gli investimenti effettuati da Sella & Mosca S.p.a ad Alghero per € 400 migliaia;
- gli investimenti effettuati da Kaloyiannis-Koutsikos Distilleries S.A. pari a € 300 migliaia per ammodernamento delle linee produttive esistenti.

Gli altri investimenti in immobilizzazioni materiali, pari a € 7.628 migliaia, riguardano essenzialmente:
- l'acquisto di botti per l'invecchiamento del *whisky* per complessivi € 4.143 migliaia imputabili a Rare Breed Distilling, LLC per € 3.659 migliaia, a Glen Grant Distillery Company Ltd. per € 249 migliaia e a Sabia S.A per € 216 migliaia;

- investimenti effettuati da Rare Breed Distilling, LLC per € 1.286 migliaia per interventi di ammodernamento su strutture destinate allo stoccaggio delle botti per l'invecchiamento;
- investimenti in mobilio e macchine elettroniche per la sede di Campari Australia Pty Ltd. pari a € 793 migliaia;
- investimenti effettuati dalla Capogruppo per Campari Gallery pari a € 628 migliaia.

I disinvestimenti, pari a € 1.527 migliaia, sono riconducibili interamente a Rare Breed Distilling, LLC e sono inerenti alla vendita di *barrique*.

15. Attività biologiche

I movimenti intervenuti sono riportati nella tabella che segue.

	Attività valutate a *fair value*	Attività valutate al costo	Totale
	€/000	€/000	€/000
Valore iniziale	3.093	21.777	24.870
Fondo ammortamento iniziale	-	(6.369)	(6.369)
Saldo al 31 dicembre 2009	**3.093**	**15.407**	**18.501**
Investimenti	-	288	288
Onere da valutazione a *fair value*	(20)	-	(20)
Ammortamenti	-	(514)	(514)
Saldo al 30 giugno 2010	**3.073**	**15.181**	**18.254**
Valore finale	3.073	22.085	25.158
Fondo ammortamento finale	-	(6.904)	(6.904)

Gli investimenti del periodo, tutti relativi a Sella Mosca S.p.A sono stati effettuati sui vigneti della Sardegna e della Toscana.

16. Investimenti immobiliari

Al 30 giugno 2010 gli investimenti immobiliari, pari a € 668 migliaia, rimasti invariati rispetto alla chiusura dell'esercizio precedente, includono appartamenti e un negozio siti in provincia di Milano, Bergamo e Verbania, nonché due fabbricati rurali, siti nella provincia di Cuneo.
Il loro valore di iscrizione approssima il *fair value*.

17. Avviamento e marchi

I movimenti intervenuti nel corso del periodo sono riportati nella tabella che segue.

	Avviamento	Marchi	Totale
	€/000	€/000	€/000
Valore di carico iniziale	858.317	345.722	1.204.040
Impairment iniziale	(4.661)	-	(4.661)
Saldo al 31 dicembre 2009	**853.656**	**345.722**	**1.199.379**
Differenze cambio	100.893	37.816	138.708
Saldo al 30 giugno 2010	**954.549**	**383.538**	**1.338.087**
Valore di carico finale	959.720	383.538	1.343.259
Impairment finale	(5.171)	-	(5.171)

Le differenze cambio, pari a € 138.708 migliaia, sono riconducibili all'adeguamento ai cambi dell'avviamento di Skyy Spirits, LLC, Cabo Wabo, LLC, Campari do Brasi Ltda, Sabia S.A, Destiladora San Nicolas S.A de C.V, CJSC Odessa Sparkling Wine Company e Wild Turkey, nonché ai marchi X-Rated Fusion Liqueur, Cabo Wabo e Wild Turkey.

L'allocazione dei valori di avviamento e marchi alle singole unità è esposta nella seguente tabella.

	30 giugno 2010		31 dicembre 2009	
	Avviamento	Marchi	Avviamento	Marchi
	€/000	€/000	€/000	€/000
Prodotti *ex* Bols	4.612	1.992	4.612	1.992
Ouzo 12	9.976	7.429	9.976	7.429
Cinzano	51.457	772	51.457	772
Dreher, Drury's e Old Eight	81.914	-	72.028	-
SKYY Vodka	392.243	-	334.112	-
Zedda Piras S.p.A., Sella & Mosca S.p.A. e controllate	55.311	21	55.311	21
Barbero 1891 S.p.A:	137.859	-	137.859	-
Riccadonna	-	11.300	-	11.300
Glen Grant e Old Smuggler	-	104.277	-	104.277
X-Rated Fusion Liqueur	-	41.424	-	35.515
Cabo Wabo	29.448	57.929	25.084	49.343
Destiladora San Nicola S.A. de C.V.	8.825	7.486	7.342	6.232
Sabia S.A.	4.806	108	4.240	95
Mondoro		1.028		1.028
Wild Turkey	168.685	148.806	143.685	126.753
CJSC Odessa Sparkling Wine Company	9.160	-	7.699	-
M.C.S. S.p.r.l.	252		252	
Altro		966		966
	954.549	**383.538**	**853.656**	**345.722**

18. Attività immateriali a vita definita

I movimenti intervenuti nel corso del periodo sono riportati nella tabella che segue.

	Software	Altre	Totale
	€/000	€/000	€/000
Valore di carico iniziale	13.007	14.993	28.000
Fondo ammortamento iniziale	(9.987)	(12.546)	(22.533)
Saldo al 31 dicembre 2009	**3.020**	**2.447**	**5.467**
Investimenti	643	2.408	3.052
Ammortamenti del periodo	(857)	(516)	(1.374)
Differenze cambio ed altri movimenti	(66)	310	244
Saldo al 30 giugno 2010	**2.742**	**4.649**	**7.390**
Valore di carico finale	14.177	14.292	28.469
Fondo ammortamento finale	(11.436)	(9.643)	(21.079)

Gli investimenti del semestre sono riconducibili a implementazione di nuovi moduli e *upgrade* del sistema informatico SAP.

19. Altre attività non correnti

La voce risulta essere così composta.

	30 giugno 2010	31 dicembre 2009
	€/000	€/000
Crediti finanziari verso Lehman Brothers	4.808	4.397
Depositi a termine scadenti oltre i 12 mesi	-	155.066
Derivati su prestito obbligazionario della Capogruppo (Eurobond)	9.751	-
Attività finanziarie non correnti	**14.559**	**159.463**
Partecipazioni in altre imprese	322	309
Depositi a garanzia	882	673
Crediti verso fondi per benefici dipendenti	910	872
Altri crediti non correnti verso controllanti	-	188
Altri crediti non correnti	1.205	788
Altre attività non correnti	**3.319**	**2.830**
Attività non correnti	**17.878**	**162.293**

Tra le variazioni delle attività non correnti, si segnala la riclassifica dei depositi a termine scadenti nel mese di marzo 2011 tra i crediti finanziari correnti.
Al 30 giugno 2010, la voce include inoltre il valore positivo dello strumento derivato emesso dalla Capogruppo sul prestito obbligazionario del 2009 (Eurobond), che comporta il pagamento di un tasso variabile (Euribor 6 mesi +210 *basis point*) su un sottostante di € 250 milioni. Si rimanda alla nota 24 - Prestiti obbligazionari, per ulteriori dettagli.

20. Rimanenze

La voce risulta essere così composta.

	30 giugno 2010 €/000	31 dicembre 2009 €/000
Materie prime, sussidiarie e di consumo	36.949	32.306
Prodotti in corso di lavorazione e liquido in invecchiamento	184.290	164.429
Prodotti finiti e merci	94.799	74.692
Rimanenze	**316.039**	**271.428**

I movimenti del fondo svalutazione magazzino sono stati i seguenti.

	€/000
Saldo al 31 dicembre 2009	**4.335**
Accantonamenti	591
Utilizzi	(1.406)
Differenze cambio e altri movimenti	(466)
Saldo al 30 giugno 2010	**3.986**

21. Crediti finanziari correnti

	30 giugno 2010 €/000	31 dicembre 2009 €/000
Titoli e depositi a termine	**156.118**	**3.571**
Rateo netto interessi attivi/passivi *swap* su prestiti obbligazionari	8.911	1.153
Valutazione a *fair value* di *contratti forward*	1.663	1.839
Altre attività e passività finanziarie	107	93
Altri crediti finanziari correnti	**10.681**	**3.085**
Crediti finanziari correnti	**166.799**	**6.656**

I depositi a termine si riferiscono a per € 155.000 migliaia a investimenti in liquidità di alcune società del Gruppo, remunerati ad un tasso fisso compreso tra 1,20% e 1,22% e scadenti nel mese di marzo 2011; al 31 dicembre 2009 tali investimenti erano classificati tra le attività finanziarie non correnti.

22. Disponibilità liquide

	30 giugno 2010 €/000	31 dicembre 2009 €/000
Conti correnti bancari e cassa	95.144	93.311
Depositi a termine scadenti entro 3 mesi	47.247	36.324
Disponibilità liquide e mezzi equivalenti	**142.392**	**129.636**

Raccordo con la posizione finanziaria netta

La tabella che segue mostra il raccordo delle disponibilità liquide con la posizione finanziaria netta.

	30 giugno 2010	31 dicembre 2009
	€/000	€/000
Disponibilità liquide e mezzi equivalenti	142.392	129.636
Liquidità (A)	**142.392**	**129.636**
Titoli	156.118	3.571
Altri crediti finanziari correnti	10.681	3.084
Crediti finanziari correnti (B)	166.799	6.656
Debiti bancari correnti	(13.226)	(17.274)
Parte corrente dei debiti per *leasing* immobiliare	(3.318)	(3.277)
Parte corrente del *private placement* e prestiti obbligazionari	(6.791)	(5.785)
Altri debiti finanziari correnti	(25.585)	(13.537)
Indebitamento finanziario corrente (C)	**(48.920)**	**(39.873)**
Posizione finanziaria corrente netta (A+B+C)	**260.270**	**96.419**
Debiti bancari non correnti	(441)	(895)
Debiti per *leasing* immobiliare	(4.685)	(6.345)
Private placement e prestiti obbligazionari	(910.333)	(861.777)
Altri debiti finanziari non correnti	(719)	(739)
Debiti per *put option* e *earn out*	(14.867)	(16.931)
Indebitamento finanziario non corrente (D)	**(931.045)**	**(886.688)**
Indebitamento finanziario netto (A+B+C+D)	**(670.775)**	**(790.269)**
Raccordo con la posizione finanziaria del Gruppo presentata nei commenti degli amministratori:		
Attività per derivati su prestiti obbligazionari, parte non corrente	9.751	-
Depositi a termine scadenti oltre i 12 mesi	-	155.066
Crediti finanziari non correnti	4.808	4.398
Posizione finanziaria netta del Gruppo	**(656.216)**	**(630.805)**

23. Patrimonio netto

Capitale

Nel corso del primo semestre, la Capogruppo ha deliberato un aumento gratuito di capitale sociale, effettuato mediante l'emissione di 290.400.000 azioni del valore nominale di € 0,10 cadauna attribuite gratuitamente ai soci in ragione di una nuova azione per ciascuna azione posseduta, mediante l'utilizzo di riserve a nuovo.
Pertanto, al 30 giugno 2010 il capitale sociale, pari a € 58.080.000, è suddiviso in 580.800.000 azioni ordinarie, del valore nominale unitario di € 0,10 cadauno.

Nel corso del primo semestre 2010 sono state acquistate 2.320.000 azioni per un valore di € 9.260 migliaia, equivalente a un prezzo medio di € 3,99 euro e sono state vendute 3.889.952 azioni per esercizio di *stock option*.

La tabella che segue mostra la riconciliazione tra il numero delle azioni in circolazione al 31 dicembre 2009 e al 30 giugno 2010; si segnala che i dati esposti al 31 dicembre 2009 sono stati rettificati in conseguenza dell'aumento gratuito di capitale.

	Numero azioni		Valore nominale	
	30 giugno 2010	31 dicembre 2009	30 giugno 2010	31 dicembre 2009
			€	€
Azioni in circolazione all'inizio del periodo	575.891.760	576.918.506	57.589.176	57.691.851
Acquisti a favore del piano di *stock option*	(2.320.000)	(4.398.000)	(232.000)	(439.800)
Vendite	3.889.952	3.371.254	388.995	337.125
Azioni in circolazione alla fine del periodo	577.461.712	575.891.760	57.746.171	57.589.176
Totale azioni proprie possedute	3.338.288	4.908.240	333.829	490.824
% delle azioni proprie sul capitale sociale	0,6%	0,8%		

Dividendi pagati e proposti

I dividendi, pari a € 34.593 migliaia, relativi all'utile dell'esercizio 2009 sono stati deliberati dall'Assemblea degli azionisti della Capogruppo del 30 aprile 2010 e pagati nel corso del mese di maggio 2010.

	Ammontare totale		Dividendo per azione	
	30 giugno 2010 €/000	31 dicembre 2009 €/000	30 giugno 2010 (€)	31 dicembre 2009 (€)
Deliberati e pagati durante l'anno su azioni ordinarie	34.593	31.829	0,06	0,05
Dividendi proposti su azioni ordinarie		34.593		0,06

Altre riserve

La tabella che segue mostra il dettaglio e la movimentazione delle riserve di patrimonio netto per *stock option*, *cash flow hedging* e conversione valuta.

	Stock option €/000	*Cash flow hedging* €/000	Conversione bilanci in valuta €/000	Totale €/000
Saldo al 31 dicembre 2009	**12.816**	**(771)**	**(57.728)**	**(45.682)**
Costo *stock option* dell'esercizio	3.562			3.562
Esercizio *stock option*	(1.481)			(1.481)
Perdite (utili) riclassificati a conto economico		(164)		(164)
Riserva *cash flow hedging* rilevata a patrimonio		4.311		4.311
Effetto fiscale rilevato a patrimonio netto		(1.428)		(1.428)
Differenze di conversione	51		138.766	138.818
Saldo al 30 giugno 2010	**14.948**	**1.947**	**81.038**	**97.934**

24. Prestiti obbligazionari e altre passività non correnti

La tabella che segue mostra il dettaglio dei prestiti obbligazionari e delle altre passività non correnti del Gruppo.

	30 giugno 2010 €/000	31 dicembre 2009 €/000
Prestito obbligazionario della Capogruppo (in USD) emesso nel 2003	249.315	207.237
Prestito obbligazionario della Capogruppo (Eurobond) emesso nel 2009	355.256	342.759
Private placement emesso nel 2002	98.578	84.712
Private placement emesso nel 2009	201.679	171.731
Prestiti obbligazionari e *private placement*	**904.828**	**806.440**
Debiti e finanziamenti verso banche	441	895
Leasing immobiliare	4.685	6.345
Derivati su prestito obbligazionario della Capogruppo (in USD)	5.505	51.935
Derivati su prestito obbligazionario della Capogruppo (Eurobond)	-	3.403
Debiti per *put option* e *earn out*	3.926	14.429
Altri finanziamenti	719	739
Passività finanziarie non correnti	15.277	77.746
Altre passività non finanziarie	201	
Altre passività non correnti	**15.478**	**77.746**

Prestiti obbligazionari

I prestiti obbligazionari si riferiscono ai due collocamenti effettuati dalla Capogruppo di nominali US$ 300 milioni e € 350 milioni, emessi rispettivamente nel 2003 e nel 2009.

La variazione intervenuta del valore di tali passività rispetto al 31 dicembre 2009 è interamente riconducibile alla variazione di *fair value* della passività finanziaria, correlata alla variazione del *fair value* dei relativi derivati di copertura.

In particolare, sul prestito del 2003 è in essere uno strumento di *cross currency swap* sui cambi e sui tassi di interesse, che ha modificato il profilo da tasso fisso su Dollaro USA a tasso variabile su Euro (Euribor 6 mesi + 60 *basis point*).

Le variazioni di *fair value* registrate sul derivato sono state positive di € 41.424 migliaia, mentre il valore del debito è aumentato di € 42.005 migliaia.

L'impatto a conto economico del periodo è stato quindi negativo di € 580 migliaia, al lordo dell'effetto fiscale.

Sullo stesso prestito vi sono inoltre diversi *interest rate swap* che comportano il pagamento di tassi fissi medi del 4,25% su sottostanti totali di US$ 200 milioni; la riduzione del *fair value* passivo di tale derivato, pari a € 5.005 migliaia, è stata sospesa nel conto economico complessivo, avendo la copertura di *cash flow hedging* soddisfatto i requisiti di efficacia.
Il correlato effetto fiscale differito è stato di € 1.376 migliaia.
Nel semestre è stata riversato a conto economico un costo di € 430 migliaia, con un effetto fiscale di € 118 migliaia.

Sul prestito obbligazionario del 2009, è in essere un *interest rate swap*, il cui *fair value* al 30 giugno 2010 risulta pari a un attivo di € 9.751 migliaia ed è stato pertanto classificato tra le attività finanziarie non correnti.
La variazione positiva del derivato registrata nel semestre, pari a € 13.154 migliaia, al netto della variazione negativa del debito sottostante, pari a € 12.206, ha generato un utile netto nel periodo pari a € 948 migliaia, al lordo dell'effetto fiscale.

Private placement
I *private placement* rappresentano due prestiti collocati da Redfire, Inc. sul mercato statunitense nel 2002 e nel 2009.
L'unica variazione intervenuta nel debito, oltre agli effetti derivanti dalla conversione dei prestiti denominati in Dollari USA, è il rilascio degli effetti del costo ammortizzato del *private placement* del 2002, rettificato in passato per effetto di coperture non più in essere; tale effetto è un provento finanziario di US$ 1,2 milioni (€ 0.9 milioni).

Debiti per put option e earn out
Il debito per *put option*, riferito all'acquisizione di Cabo Wabo, è relativo alla quota residua del 20% detenuta dai soci di minoranza.
Il 30 luglio 2010 tali opzioni, originariamente con scadenza prevista nel 2012 e nel 2015, sono state esercitate anticipatamente e il Gruppo ha siglato un accordo che ha comportato il pagamento di US$ 11 milioni a fronte di dette quote.
Tale ammontare è stato pertanto riclassificato nei debiti finanziari correnti.
Inoltre, è stato previsto un meccanismo di *earn out* per i prossimi tre esercizi, in base ai volumi di vendita realizzati dal Gruppo sul *brand* Cabo Wabo.
L'aggiornamento dei suddetti valori, unitamente all'aggiornamento delle stime dell'*earn out* sul marchio X-Rated Fusion Liqueur ha comportato il rilevamento di un provento a conto economico nel semestre pari a € 4,8 milioni.
La variazione residua del debito corrisponde alle differenze cambio rilevate sul dollaro USA e, in misura minore, agli effetti delle attualizzazioni.

25. Debiti verso banche e altri debiti finanziari correnti

	30 giugno 2010 €/000	31 dicembre 2009 €/000
Debiti e finanziamenti verso banche	**13.226**	**17.274**
Private placement (emesso nel 2002), quota a breve	6.791	5.785
Rateo interessi su prestiti obbligazionari	22.230	11.528
Leasing immobiliare	3.318	3.277
Passività finanziarie per contratti di copertura	3.179	1.668
Debiti per *put option* e *earn out*	10.941	2.502
Altri finanziamenti	176	341
Altri debiti finanziari	**46.635**	**25.101**

Private placement (del 2002)
La parte corrente del debito rappresenta la quota in scadenza nel mese di luglio 2010 del *private placement* del 2002 (US$ 8,3 milioni).

Contratti di copertura su vendite e acquisti
Campari International S.A.M. ha in essere contratti *forward* su crediti e debiti in valuta diversa dall'Euro esistenti in bilancio a tale data.
La valorizzazione dei contratti alla data di bilancio ha dato luogo all'iscrizione di attività per € 1.663 migliaia e di passività per € 2.485 migliaia.
Inoltre, la società detiene contratti a termine su vendite e acquisti futuri che sono ritenuti altamente probabili.

Le coperture in essere hanno un importo nominale di US$ 5,8 milioni e JPY 217,3 milioni e la manifestazione di tali flussi di cassa avverrà interamente nel 2010.
La copertura ha soddisfatto i requisiti di efficacia e una perdita non realizzata di 0,7 milioni è stata registrata al netto dell'effetto fiscale, nel conto economico complessivo. Il valore della relativa passività finanziaria è di € 694 migliaia.

Debiti per put option e earn out
La parte corrente di tali debiti rappresenta l'impegno per l'acquisto delle quote residue di Cabo Wabo e le quote di *earn out* dell'esercizio per X-Rated Fusion Liqueur.

26. Fondi per rischi e oneri

	Fondo imposte €/000	Fondo ristrutturazioni industriali €/000	Fondo indennità suppletiva clientela €/000	Altri €/000	Totale €/000
Saldo al 31 dicembre 2009	**3.404**	**3.715**	**1.220**	**2.323**	**10.661**
Accantonamenti	3.796	-	183	1.700	5.678
Utilizzi	(621)	(539)	(89)	(674)	(1.924)
Differenze cambio e altri movimenti	62	(30)	32	221	284
Saldo al 30 giugno 2010	**6.640**	**3.146**	**1.345**	**3.569**	**14.699**

Il fondo imposte pari a € 6.640 migliaia include un accantonamento effettuato dalla Capogruppo pari a € 3.784 migliaia.
Gli utilizzi del fondo pari a € 621 migliaia sono attribuibili a Campari Italia S.p.A. per € 483 migliaia relativi ad accertamenti fiscali afferenti l'anno 2004.

Il fondo ristrutturazioni industriali pari a € 3.146 migliaia alla fine del periodo, riguarda per un ammontare pari a € 2.000 migliaia le passività iscritte dalla Capogruppo a seguito dell'interruzione dell'attività produttiva dello stabilimento di Sulmona nell'anno 2007.
Il fondo è stato utilizzato per € 369 migliaia e si prevede nel corso del 2010 l'utilizzo complessivo del fondo residuo per la chiusura della procedura a fronte della quale era stato accantonato il fondo in questione.
Il fondo per ristrutturazioni include altresì accantonamenti effettuati nel 2009 riconducibili alla chiusura di Qingdao Sella & Mosca Winery Co. Ltd. e accantonamenti per la liquidazione di posizione diverse all'interno del Gruppo.

Gli altri fondi comprendono accantonamenti per € 1.700 migliaia, di cui € 1.226 migliaia stanziati dalla Capogruppo per contenziosi della controllata brasiliana legati alla gestione precedente l'acquisizione.

Si ricorda che già al 31 dicembre 2009 era in essere un contenzioso con l'Amministrazione Finanziaria brasiliana, che ha contestato a Campari do Brasil Ltda., in relazione all'IPI (imposta di fabbricazione), la corretta classificazione dei prodotti commercializzati.
Al 30 giugno 2010 le maggiori imposte e sanzioni accertate ammontano a Real Brasiliani 120,8 milioni (pari a € 54,7 milioni).
La società ha intrapreso le opportune azioni per contestare integralmente la suddetta pretesa, avvalendosi di noti professionisti locali e, in base ai pareri da questi espressi, si è ritenuto non sussistano ancora oggi i presupposti per effettuare un apposito accantonamento.
Pertanto, anche nel bilancio intermedio al 30 giugno 2010 non è stato accantonato alcun fondo a tale titolo.

27. Debiti per imposte

I debiti per imposte pari a € 69.022 migliaia presentano un decremento rispetto alla chiusura dell'esercizio precedente pari a € 6.067 migliaia legato all'effetto combinato del pagamento delle imposte dell'esercizio fiscale precedente e dell'accantonamento delle imposte stimate del semestre.
In particolare, le società del Gruppo hanno pagato imposte per € 33.255 migliaia.

28. *Stock option*

Nel corso del primo semestre 2010, sono state deliberate nuove attribuzione di *stock option* con possibilità di esercizio nel periodo compreso tra il 2015 e il 2017.

Il numero di diritti concessi è stato pari a 15.797.858, per l'acquisto di altrettante azioni a un prezzo medio di assegnazione di € 3,85, pari alla media ponderata del prezzo di borsa del mese precedente al giorno in cui le opzioni sono state attribuite.
Il *fair value* medio di tali opzioni è di € 1,27.
Le ipotesi assunte per la valutazione del *fair value* delle opzioni emesse nel 2010 e nel 2009 sono le seguenti:

	2010	2009
Dividendi attesi (€)	0,06	0,06
Volatilità attesa (%)	27%	26%
Volatilità storica (%)	27%	26%
Tasso di interesse di mercato	2,71%	2,80%
Vita attesa opzioni (anni)	7	7
Prezzo di esercizio (€)	3,85	2,99

Il criterio di misurazione del *fair value* riflette quello illustrato nel bilancio consolidato per l'esercizio chiuso al 31 dicembre 2009.

29. Parti correlate

Davide Campari-Milano S.p.A. è controllata da Alicros S.p.A., che è a sua volta controllata da Fincorus S.p.A.
Fincorus S.p.A., Davide Campari-Milano S.p.A. e le sue controllate italiane, hanno aderito all'opzione del regime del consolidato fiscale nazionale, disciplinato dagli articoli 117 e seguenti T.U.I.R., per il triennio 2010-2012.
Pertanto, i crediti e debiti fiscali per imposte sul reddito delle singole società italiane vengono iscritti verso la controllante indiretta della Capogruppo, Fincorus S.p.A.
Al 30 giugno 2010, la posizione complessiva delle società italiane controllate da Davide Campari-Milano S.p.A. e della Capogruppo stessa, verso la controllante indiretta Fincorus S.p.A., a seguito del consolidato fiscale, è pari a un debito netto di € 13.324 migliaia.
Nella tabella seguente si espone il saldo netto a debito.

Inoltre, Fincorus S.p.A., Davide Campari-Milano S.p.A. e le sue controllate italiane, hanno aderito all'opzione per il regime I.V.A. di Gruppo per il triennio 2008-2010 ai sensi dell'articolo 73 comma 3 del D.P.R. 633/72.
Al 30 giugno 2010, la Capogruppo e le società controllate italiane presentano una situazione debitoria verso Fincorus S.p.A. per € 1.774 migliaia.

Si segnala altresì che i crediti e debiti che sorgono a seguito di tutti i rapporti fiscali di cui sopra non sono fruttiferi di interessi.

I rapporti con società collegate e *joint-venture* fanno parte dell'ordinaria gestione e sono regolati a condizioni di mercato e cioè alle condizioni che si sarebbero applicate fra due parti indipendenti o di criteri che consentono il recupero dei costi sostenuti e la remunerazione dei capitali investiti.
Tutte le operazioni poste in essere con parti correlate sono state compiute nell'interesse del Gruppo.
La tabella che segue mostra gli ammontari dei rapporti divisi per natura posti in essere con le parti correlate.

30 giugno 2010	Crediti commerciali	Debiti commerciali	Crediti (debiti) per consolidato fiscale	Crediti (debiti) per I.V.A. di Gruppo	Altri crediti fiscali non correnti	Altri crediti (debiti)
	€/000	€/000	€/000	€/000	€/000	
International Marques V.o.f.	998	-	-	-	-	
Focus Brands Trading (India) Private Ltd.	594	-	-		-	
Fincorus S.p.A	-	-	(13.324)	(1.774)	-	-
	1.591	**-**	**(13.324)**	**(1.774)**	**-**	**-**
Incidenza % sulla relativa voce di bilancio	1%	0%	22%	3%	0%	0%

31 dicembre 2009	Crediti commerciali	Debiti commerciali	Crediti (debiti) per consolidato fiscale	Crediti (debiti) per I.V.A. di Gruppo	Altri crediti fiscali non correnti	Altri crediti (debiti)
	€/000	€/000	€/000	€/000	€/000	
International Marques V.o.f.	938	(8)	-	-	-	
Focus Brands Trading (India) Private Ltd.	672	-	-		-	
Fincorus S.p.A	-	-	(22.379)	(6.406)	188	(41)
	1.609	**(8)**	**(22.379)**	**(6.406)**	**188**	**(41)**
Incidenza % sulla relativa voce di bilancio	1%	0%	34%	10%	1%	0%

Primo semestre 2010	Vendita merci	Contributi promozionali	Altri proventi e oneri	Proventi finanziari	Risultati delle *joint venture*
	€/000	€/000	€/000	€/000	€/000
Alicros S.p.A.			81		
International Marques V.o.f.	1.456	(364)	-	-	(166)
	1.456	**(364)**	**81**	**-**	**(166)**
Incidenza % sulla relativa voce di bilancio	0%	0%			

Primo semestre 2009	Vendita merci	Contributi promozionali	Altri proventi e oneri	Proventi finanziari	Risultati delle *joint venture*
	€/000	€/000	€/000	€/000	€/000
International Marques V.o.f.	1.116	(480)	(32)	-	13
M.C.S. S.c.a.r.l.	3.069	(889)	(37)	6	(267)
Focus Brands Trading (India) Private Ltd. (*)	526	(182)			
	4.710	**(1.552)**	**(68)**	**6**	**(254)**
Incidenza % sulla relativa voce di bilancio	1%	2%			

(*) Si segnala che nella relazione semestrale pubblicata al 30 giugno 2009 non erano state erroneamente incluse le operazioni con la *joint-venture* indiana Focus Brands Trading (India) Private Ltd. che sono invece riportate nella tabella di cui sopra.

30. Impegni e rischi

Per informazioni in merito agli impegni e rischi del Gruppo si rinvia a quanto esposto alla nota 39 del bilancio consolidato al 31 dicembre 2009.

31. Eventi successivi

L'informativa sui fatti di rilievo intervenuti dopo la chiusura del semestre è riportata in apposita sezione della relazione intermedia sulla gestione, a cui si rimanda.

Sesto San Giovanni, mercoledì 4 agosto 2010.

Il Presidente del Consiglio di Amministrazione
Luca Garavoglia

Attestazione del bilancio semestrale abbreviato ai sensi dell'articolo 81-*ter* Regolamento Consob 11971 del 14 maggio 1999 e successive modifiche e integrazioni

1. I sottoscritti Robert Kunze-Concewitz, in qualità di Amministratore Delegato, e Paolo Marchesini in qualità di Amministratore Delegato e Dirigente preposto alla redazione dei documenti contabili societari di Davide Campari-Milano S.p.A. attestano, tenuto conto di quanto previsto dall'articolo 154-*bis*, commi 3 e 4, del decreto legislativo 24 febbraio 1998, n. 58:

   - l'adeguatezza in relazione alle caratteristiche dell'impresa e
   - l'effettiva applicazione, delle procedure amministrative e contabili per la formazione del bilancio semestrale abbreviato, nel corso del semestre chiuso al 30 giugno 2010.

2. Si attesta, inoltre, che

2.1 il bilancio semestrale abbreviato:

a) è redatto in conformità ai principi contabili internazionali applicabili riconosciuti nell'Unione Europea ai sensi del regolamento (CE) n. 1606/2002 del Parlamento europeo e del Consiglio, del 19 luglio 2002;

b) corrisponde alle risultanze dei libri e delle scritture contabili;

c) è idoneo a fornire una rappresentazione veritiera e corretta della situazione patrimoniale, economica e finanziaria dell'emittente e dell'insieme delle imprese incluse nel consolidamento.

2.2 la relazione intermedia sulla gestione contiene riferimenti agli eventi importanti che si sono verificati nei primi sei mesi dell'esercizio e alla loro incidenza sul bilancio semestrale abbreviato, unitamente a una descrizione dei principali rischi e incertezze dei sei mesi restanti dell'esercizio. La relazione intermedia sulle gestione contiene, altresì, informazioni sulle operazioni rilevanti con parti correlate.

Sesto San Giovanni, mercoledì 4 agosto 2010



Amministratore Delegato
Robert Kunze-Concewitz

Dirigente preposto alla redazione
dei documenti contabili societari
e Amministratore Delegato
Paolo Marchesini

